intervoice

annual report

2007

about intervoice

Intervoice is a world leader in unified communications, providing scalable, switch-independent software and professional services that power standards-based voice portals, multi-channel IP contact centers, and next-generation mobile-enhanced services. Since 1983, Intervoice solutions have been used by many of the world's leading banks, communications companies, healthcare institutions, utilities and government entities. With more than 5,000 customers in 75 countries, Intervoice helps enterprises and network operators stay competitive by offering their customers best-in-class services. Intervoice Voice Portal, IP contact center software, enhanced messaging products, Media Exchange™ platform and custom-built and packaged applications are available on-premise and, selectively, as managed or hosted services by Intervoice. For more information, visit www.intervoice.com.

Intervoice introduced the world's first PC-based Interactive Voice Response (IVR) system, enabling companies to offer telephone self-service to their customers using the phone's keypad. At the time, this was an extraordinary breakthrough, allowing companies to dramatically lower their operating costs yet provide their customers with the convenience of around-the-clock automated customer service.

The innovation continues. Now, more than 24 years and 86 US patents later, Intervoice has evolved into a software and services company and compiled the most impressive customer list in the industry, including:

- The world's largest financial services firm
- The world's four largest banks
- The world's two largest telecommunications services companies
- The world's largest mobile phone company
- The world's five largest retailers
- The world's two largest insurance companies
- 75 of the 2007 Fortune 100, including nine of the Top 10
- 35 of the 2006 Fortune Global 100, including six of theTop 10

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ROBERT E. RITCHEY
Chief Executive Officer & President

To Our Shareholders

During Fiscal Year 2007 Intervoice capitalized on the investments we've made over the past twelve months. Having done so, we've secured our leadership position as the company the industry can count on for developing high-value unified communication products and solutions.

The acquisition of Edify in late FY06 fueled our growth this year by bringing Intervoice an expanded customer base, new products, new ideas, and a host of talented professionals. Also, our purchase of the innovative Nuasis IP-contact center technology in the third quarter of 2007 is paying dividends by providing our customers and prospects with expanded choices for upgrading and enhancing their customer contact centers.

Further during Fiscal 2007, we completed the transition to a standards-based services delivery platform, Media Exchange. This platform will support both our Enterprise and Network products and services with a unified infrastructure. With Media Exchange, companies can integrate their customer communications seamlessly with both voice and data to deliver multimodal applications. As a result, choosing an Intervoice unified communications solution is seen as a strategic business decision that generally produces a significant ROI for our customers.

Industry Analysts and the media took increased notice of Intervoice in FY2007. Our leadership position was fortified this year by receiving greater recognition from key industry analysts. Notably, Intervoice was recognized as a leader in The Forrester Wave report "Speech Self-Service Platforms, Q3 2006". Significantly in this analyst report, only three other companies were named industry leaders, and all of them are multi-billion dollar corporations with varied business offerings and diverse product lines. Intervoice secured our position as a leader on the merits of our innovative products and services, not on our company size or marketing budget.

Intervoice showed impressive sales momentum in Fiscal 2007. We grew our top line revenue by 17% to $196M. This success was achieved in part by the bookings of new Network-based Media Exchange sales. This bookings success also drove our solutions backlog to a record high of $54.1M at the end of FY07. These are important financial trends that we hope to capitalize on in FY 2008.

With our Enterprise and Network market opportunities expanding, Intervoice products and services met customers' increasing needs. Our Enterprise customers and prospects began shifting their focus this year, actively seeking personalized, speech-enabled self-service products and professional services from Intervoice to build greater customer satisfaction and brand loyalty. Key successes included the launch of our new IP contact center software, the launch of a new banking application that garnered six sales in a single quarter, and the news that one of our wireless broadband network customers credited Intervoice solutions with helping them earn their fifth straight J.D. Power award for customer satisfaction.

In mobile phone network services, unified messaging became a reality with these carriers, particularly in Europe, Asia and the Middle East. During this fiscal year we signed a major contract with a large Middle Eastern network operator to expand its voicemail capacity and offer video messaging services to its subscribers as an added revenue-generating service. We also signed a multi-million dollar contract with a leading UK-based mobile operator to expand enhanced messaging capabilities to its subscribers.

Intervoice Global Consulting Services executed more than 450 consulting services projects in fifteen languages during this fiscal year – a new record – and scored its largest International and Americas engagements to date. Increasingly, our clients are turning to GCS professionals to conduct "discovery" sessions to help them determine their needs and opportunities more precisely.

One of the most exciting marketing opportunities in FY07 was the growing interest in Intervoice Hosted Solutions – our North American Hosted revenues increased 16% over FY06. As companies become increasingly dependent on voice and data communications, more and more of them see the business benefits of outsourcing. These companies are turning to Intervoice as the proven, reliable and lowest-risk choice. Whether Intervoice manages and monitors their networks on a company's own premises or through one of the Intervoice Network Operations Centers around the world, or provides a software as a service option, our Hosted Solutions customers are reporting rapid ROIs, lower TCOs, and predictable expense streams.

Our strong partner relationships continue to extend our market reach into more diverse markets and industries. This year marked a major milestone in Intervoice's global reach. Our relationship with BEA strengthened as we integrated our Media Exchange platform with the BEA SIP-server for IMS-based communications services. This integration, coupled with our successful reseller relationship with next-generation telecom provider Huawei Technologies, led to our increased presence in China where we have dedicated resources operating out of two offices on the mainland. Through our channel partners, from Alliances to Resellers, Intervoice has taken the lead as the partner of choice for speech-enabled and messaging solutions for enterprise, carrier network, and call-center projects around the world.

Throughout the industry, we're leading by example. During Fiscal 2007 we received our 86th patent for innovative voice technologies, and 41 more are pending. We won more million-dollar orders than ever before, and enhanced our relationship with existing customers. As companies and network providers around the world strive to serve the new "mobile generation," they look to Intervoice to give them the tools, technologies and professional services they need to deliver prompt, personalized customer service – just as they have for 24 years.

On behalf of our Board of Directors and employees, I want to thank you for your continued support of Intervoice.

Sincerely,

Bob Ritchey

Robert E. Ritchey
Chief Executive Officer & President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 28, 2007

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-15045

Intervoice, Inc.

(Exact name of registrant as specified in its charter)

Texas *(State of Incorporation)*	**75-1927578** *(I.R.S. Employer Identification Number)*
17811 Waterview Parkway **Dallas, Texas** *(Address of principal executive offices)*	**75252** *(Zip Code)*

Registrant's telephone number, including area code:
(972) 454-8000

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class
Common Stock, No Par Value
Preferred Share Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

Aggregate Market Value of Common Stock held by Nonaffiliates as of August 31, 2006: $274,291,990

Number of Shares of Common Stock Outstanding as of April 13, 2007: 38,844,915

Documents Incorporated by Reference

Listed below are documents parts of which are incorporated herein by reference and the part of this Report into which such document is incorporated:

(1) Proxy Statement for the 2007 Annual Meeting of Shareholders — Part III.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Overview

Intervoice, Inc. (NASDAQ: INTV), a Texas corporation formed in 1983, is a world leader in unified communications, switch-independent software and professional services that power standards-based voice portals, multi-channel Internet Protocol ("IP") contact centers, and next-generation enhanced messaging platforms and applications. We offer our contact center and network service provider customers flexible, scalable, integrated software platforms, powerful development and reporting tools, customized and packaged software applications, comprehensive consulting services, and post-sale support. With our recent acquisition of technology from Nuasis Corporation ("Nuasis"), an IP contact center provider, Intervoice now offers an end-to-end customer interaction solution for self-service and live assistance.

Intervoice has always been a voice industry innovator, introducing the world's first PC-based Interactive Voice Response ("IVR") system in 1983 for banks, retail outlets, insurance companies, government agencies and other institutions. Now, almost 25 years later, Intervoice remains dedicated to unified voice communications, providing contact center self-service solutions for corporate customers as well as value-added service solutions for network service providers. We are also an industry leader in the deployment of standards-based systems, with more than 48,000 VoiceXML (Voice eXtensible Mark-up Language) ports sold through February 2007.

Intervoice is committed to delivering end-to-end solutions that are compliant with industry standards, are hardware independent, and integrate seamlessly with other systems and software. We support standards including VoiceXML, SCXML (State Chart eXtensible Mark-up Language) and CCXML (Call Control eXtensible Mark-up Language) for voice-enabled web applications and contact center software architectures. We continuously assess evolving industry standards and are actively involved in industry associations such as the Eclipse Foundation, the VoiceXML Forum, and the Internet Engineering Task Force, as well as network-focused organizations such as the 3GPP (IMS), the GSM Association, TMIA, VMA and AVIOS.

Our contact center customer base is among the largest in the industry with more than 20,000 deployments. We offer our customers the option of deploying solutions as a customer-premise sale or as a hosted service, an option that we feel is a competitive differentiator. Our Hosted Solutions group manages more than 30,000 ports through our network operations centers.

Our contact center software and professional consulting services allow businesses to build brand loyalty by enriching their customers' user experiences while lowering their overall cost of operations. For network service providers, Intervoice's product and service suite includes next-generation IP-based voice messaging, text messaging, voice portal and payment systems — all providing network service providers with revenue-generating services that meet their customers' growing demands for enhanced mobile services and access from any device, any place and any time.

The foundation of Intervoice's decades-long success is a corporate strategy influenced by six key market trends:

- The increasing demand for sophisticated speech applications that enable users to use their voices to interact with technology;
- The emerging interest worldwide in multi-channel, multimedia and multimodal means of communication;
- The acceleration of adoption of open-standards that increase compatibility and interoperability among hardware components and software applications;
- The burgeoning adoption of VoIP (Voice over IP) is driving convergence of voice and data communications, including the ability to network customer service agents regardless of their location — in a call center, branch office, or at home;
- The growing demand from businesses for end-to-end solutions that give them a single-point of accountability; and
- The increasing popularity of software-as-a-service (SaaS), where Intervoice provides hosted solutions, onsite maintenance and support for the software we provide to customers for installation on their premises.

Intervoice's strategy is not only guiding our development of standards-based products, but is also sharpening our focus on enabling more complex and intelligent customer interactions throughout the enterprise. We help network service providers accelerate the rate at which they can bring new subscriber offerings to market by providing tools that support third-party application development. In addition, we are bringing new levels of quality and personalization to speech self-service through our global consulting services group — one of the most experienced in the industry. Our focus on ensuring exceptional value and usability helps our contact center and network service provider customers enhance the experience of their customers while lowering costs and increasing revenues.

Our activities in both the contact center and network service provider markets are supported by shared resources in sales, operational support, research and development and administrative areas. Our corporate headquarters is in Dallas, Texas, with remote facilities in Florida and California. Our global presence extends to office locations throughout the world, including Europe, the Middle East, Africa, South America and Asia.

We sell our products through a direct sales force and through an established network of distributors, system integrators and channel partners. For the fiscal year ended February 28, 2007, we reported revenues of approximately $196.3 million, including $92.4 million of solution sales,,$83.2 million of maintenance and related service revenues and $20.7 million of hosted solutions revenues. Sales to North American customers totaled $127.7 million or 65% of total sales for the year.

Intervoice also delivers unique value through the integration of industry-standard hardware, software, and professional services provided by our numerous alliance partners. These strategic relationships are an integral part of our product strategy and allow us to create voice automation and network services solutions tailored to fit each of our customer's specific business needs. Key Intervoice technology alliance partners include BEA, Nuance, Intel/ Dialogic, and HP.

Products and Services

Intervoice is a leader in providing converged voice and data solutions and related services. We sell solutions that allow customers to access account data or order services from a company at a time they find convenient, using a communication device they find convenient (e.g. phone, computer and PDA) and with the option of engaging a live agent if required. We also sell solutions that support the use of various advanced phone messaging activities and prepaid phone services. When we use the term "solutions sales" in this Annual Report, we mean the sale of hardware and/or software applications and the related consulting services associated with designing, developing, integrating, installing and testing custom applications to perform these functions. When we use the term "recurring services," we mean the sale of maintenance and software upgrade offerings and the provision of customized solutions to customers on a hosted-solution basis.

Intervoice Solutions Framework

The Intervoice Solutions Framework ("ISF") is designed to simplify and illustrate the commonality of our products and services. This framework divides all Intervoice offerings into Platforms and Tools, Applications, and Services, all of which are centered on a core software element called Home Zone™. Home Zone, which includes patent-pending technology, is currently incorporated in our software platform allowing callers easy, single-session management of service selections and personal profiles to obtain a customized communications experience. Home Zone enables applications on the platform to take full advantage of all platform features and capabilities and provides carriers a services management capability which enhances the provisioning, administration and billing of mobile applications. The ISF Platform, called Media Exchange, is an IP-based, unified services platform that bridges the gap between traditional voice networks and IP networks. It supports the World Wide Web Consortium ("W3C") compliant VXML, SCMXL, and CCXML browsers as well as our new development environment called Development Studio. The ISF fully accommodates a converged network and at the same time provides access to software components and services that can be implemented and shared among discrete business functions.

Contact Center Solutions

Intervoice Voice Portal

Intervoice is a recognized market leader in the creation and deployment of voice portal solutions, which include traditional and standards-based IVR systems and other voice portal solutions for businesses. Our voice portal solutions allow organizations of all types to automate their communications, reduce costs and improve interactions with customers, employees and business partners. Our solutions provide callers with access to information when, where, and how they want to receive it using speech-enabled and touch-tone interfaces that have been designed and optimized for usability — in other words, designed with the callers' needs in mind. As speech recognition and text-to-speech technologies gain acceptance as natural user interfaces, our solutions allow for the automation of interactions previously seen as too complex for a traditional touch-tone interface. Businesses use our solutions to streamline access to account information, allow for secured access to sensitive information through voice verification, edit name and address information, and support workforce management activities. Enterprise-wide applications also enable customers to order products, activate accounts, pay bills, enroll for college courses, apply for jobs, execute securities trades, recharge prepaid accounts and many other increasingly complex interactions. All of these applications can be designed to give our customers the ability to offer their callers easy access to information and an exceptional user experience.

Intervoice Voice Portal is our advanced software-based solution that can be used to create and manage voice-based solutions. Intervoice Voice Portal is built on the Intervoice Solutions Framework. It delivers a flexible, modular and highly scalable design (built upon open industry standards including VoiceXML, SCXML, CCXML and others) that encourages the seamless integration of Web and enterprise-based systems into intuitive speech-enabled solutions with a clear business return-on-investment ("ROI").

Companies in a wide range of industries use our contact center solutions to drive operational efficiencies. Our software delivers a true end-to-end converged voice and data solution and supports best-of-class deployments through our alliance partnerships with the leading names in information technology. Our software modules can be implemented individually to meet specific requirements or applied as a comprehensive solution to achieve enterprise-class voice automation results. The modules include leading technologies, proven applications, an award-winning development environment, and intuitive management tools that are backed by comprehensive professional consultation services and technical support. The modules can be deployed in a customer premise or hosted solutions environment.

Intervoice IP Contact Center

With the acquisition of the Nuasis technology, Intervoice has added a next-generation software solution for customer contact routing that is based on an IP platform consistent with the Intervoice Voice Portal architecture. The Intervoice IP Contact Center completes an end-to-end solution for self-service IVR and speech applications with live assistance support through contact center agents. It seamlessly integrates traditional automatic call distribution ("ACD") for routing phone calls as well as other contact types such as e-mail response and web chat requests. All media types are handled with a single, consistent routing application and user interface for agents. The system also provides traditional computer telephony integration ("CTI") functionality at a fraction of the cost of deployment in the traditional hardware based implementation. Lastly, the distributed IP architecture takes advantage of the distributed corporate network to allow low-cost networking of agents regardless of their location — in a call center, branch office, or at home — creating a single virtual call center.

Horizontal Application Modules

Intervoice delivers voice automation applications and solutions through a spectrum of easily re-usable application modules and components that can be bundled together or used separately. Our solutions combine horizontal applications, server-side software modules and components with our world-class consulting services to deliver an exceptional user experience. Examples of Intervoice's horizontal solutions include:

Personalization — a rules-based engine that enables the voice portal to adapt its interaction with a user based on prior interactions

Survey Automation — provides an automated and confidential method of surveying customers, callers and clients

Auto-Attendant — provides an easy and automated way to self direct calls in place of a live operator

Locator Automation — portal application that provides callers with detailed location information about nearby ATMs, stores or other destinations

Password Reset (Identifier) — provides callers with a means to reset their password in the event they forget or lose it without going through an agent

Authenticator — provides voice authentication of a caller for access to sensitive or confidential applications or information

Voice or Web Convergence — working with BEA's WebLogic Portal, Voice and Web Convergence accelerates a customer's deployment for fully integrated, multi-channel customer service solutions

Field Force Automation — delivers voice-enabled, packaged solutions for improving the productivity of mobile workforces while reducing the cost to support them

Vertical Application Modules

Intervoice offers industry-specific vertical solutions, applications and reusable software modules. Our proven, pre-built components help accelerate development for faster ROI for our customers. Our offerings address needs in the following industries:

Banking & Financial Services
Healthcare
Public Sector
Retail & Manufacturing
Telecommunications
Transportation & Travel
Utilities

Network Service Provider Solutions

We offer network service providers an array of revenue generating solutions that include next generation IP-based messaging and media management applications, traditional Intelligent Network ("IN")-based voice and text messaging applications and prepaid payment solutions. To date, our network service provider solutions have primarily been sold to wireless network service providers in Latin America, Europe, Asia Pacific, the Middle East and Africa.

Media Exchange for Networks

Media Exchange for Networks is a flexible, IP-based multimedia enhanced services platform designed specifically for mobile network operators, cable service providers and fixed line operators. It is based on the ISF and designed specifically for high availability. It includes a customizable mix of multimedia service options including next generation messaging, voice activated dialing, web user interfaces, voice portal, calendar management and text to speech capabilities. Media Exchange for Networks offers touch tone, voice and web user interfaces.

Our Media Exchange solution helps network service providers accelerate the rate at which they can bring enhanced services to market. Our standards-based software platform incorporates tools which support third-party application development and provides easy access to enhanced services by subscribers through the Home Zone. Each unique combination of enhanced services allows network service providers to offer their subscribers a differentiated service that can enhance their brand, increase revenue per subscriber and increase subscriber loyalty and retention.

The Media Exchange for Networks suite of solutions includes the following packaged application options:

Voicemail MX — next-generation voice mail and unified messaging functionality offering a common message store and common data base

Video Mail — a store and forward video solution for messaging

Voice to MMS ("V2MMS") — a media-independent message deposit and call completion utility that allows subscribers to record a voice message and have it delivered as a Multi-Media Message ("MMS")

Voice Activated Dialing — a solution which lets end users create their own address books, store contact information and initiate calls with voice dialing

Traditional, IN-based Messaging

Our traditional, IN-based messaging solutions include voicemail, short message service ("SMS") and missed-call notification. These solutions incorporate a range of advanced features, including intelligent call return, mailbox-to-mailbox messaging, universal mailboxes, missed-call alerts and conditional personal greetings. Our applications support network service providers in their efforts to build subscriber counts, loyalty and usage.

Portal

Our Media Exchange applications allow subscribers instant access to information content and entertainment services via a voice or touch-tone user interface or through a web browser. Portal applications include access to horoscope information, sports, weather, traffic and financial data and can be "branded" and customized to enhance subscriber loyalty and revenues.

Payment

We provide a range of products and services that allows network service providers to offer prepaid services. Providers can offer prepaid telephony services to facilitate subscriber acquisition and usage in selected markets where subscribers prefer to pay by cash or where collection might be an issue. We support a wide range of prepaid services, including prepaid calling cards, prepaid residential, prepaid wireless and automated operator services. Our prepaid solutions integrate seamlessly with other telco-grade, revenue-generating applications, including our messaging and portal solutions.

Intelligent Network Prepaid can be deployed to provide enhanced flexibility and efficiency in both wireline and wireless networks. Network service providers use IN Prepaid solutions to manage rapid subscriber growth, provide cost-effective roaming, and boost subscriber satisfaction.

Consulting Services

Intervoice offers the services of solution engineers, designers, developers and other consulting services specialists who provide our customers the benefit of the experience we have gained in the development of thousands of custom touch-tone and speech-enabled solutions. We offer customers a single source for needs assessment and application design, voice user interface ("VUI") design, system integration, project management, effective training and optimization of their custom solution. With more than 150 solution-services experts worldwide and almost 25 years of experience designing, deploying and managing voice and multi-modal applications for contact center and network service provider customers across functions and industries, this team also possesses one of the highest concentrations of industry-recognized leaders in human factors and voice user interface design. Together our team has created 13 of the world's statistical language modeling ("SLM") deployments, which enable the deep focus on caller habits, preferences and needs required to generate customized dialogue and call flow, as well as innovative integration and presentation of data across all channels to help customers maximize personalization. Customers using Intervoice consulting services can access our industry-unique Center for User Experience ("CUE") testing lab, as well as analysis based on caller goal completion rates and our Usability Grade Testing Metric that helps measure a voice application's ease of use. Our consulting services are designed to reduce the time and cost of speech automation deployments, improve customer communication and satisfaction, and drive higher return-on-investment performance through increased transaction resolution rates.

Recurring Services

Maintenance and Software Support

Intervoice offers the services and support needed to keep our solutions running at peak efficiency. We understand customers' requirements to protect their investment through world-class technical support that is accessible, effective and responsive to the customers' business requirements and objectives.

Our RealCare® Services portfolio gives customers a choice of comprehensive plans to ensure the performance of their Intervoice solution — we offer 24x7x365 responsive and proactive services to help minimize or prevent service-impacting events. Our RealCare Advantage maintenance programs offer three levels of services in order to provide customers with choices when it comes to support. Our maintenance offerings include software support services as a subscription-based service that provides convenient, cost-effective software upgrades. In addition, we offer value-added services such as application consulting support and remote application monitoring to further support our customers' operations. Maintenance is part of Intervoice's ongoing commitment to provide immediate access to the people and information our customers need to keep their operations running smoothly.

Hosted Solutions

Intervoice Hosted Solutions offers our customers a portfolio of contact center applications delivered within our unique approach to hosted services. We offer a suite of hosted solutions designed to give contact centers and network service providers access to leading-edge applications while reducing the cost and risk of deploying state-of-the-art voice automation. Hosted applications also enable incremental and rapid integration of emerging technologies, as well as easier migration to speech-enabled services employing VoiceXML and next-generation network environments such as 2.5G, 3G, GPRS, IN and SIP-based VoIP.

Intervoice supplies hosted solutions for some of the world's largest financial institutions, enterprises and network service providers with highly stringent network uptime and performance demands. Intervoice supports these customers from secure, inter-networked hosting locations in Orlando, Florida and Dallas, Texas in the U.S. We also have hosting agreements with Verizon and AT&T which enable us to deploy our solutions and services in most developed countries in the world.

Markets

Intervoice provides the platform, software and professional services that contact centers and network service providers need to create and support interactive speech-enabled technologies.

The contact center market confronts three ongoing challenges — to continuously improve customer service, increase user satisfaction and build brand loyalty — all while controlling the cost of communications. Automated communications are increasingly the norm for cost-conscious enterprises, and after initial reluctance, consumers are beginning to show a preference for well-designed self-service voice solutions that can speed them through the call process. Organizations in a wide range of industries are responding to customer demand for speed and easy access by deploying converged speech and data technologies, and Intervoice technologies have continued to evolve to meet the needs of the contact center marketplace.

Network service providers seek innovative, popular, and high-demand services that can generate immediate subscriber acceptance and an accelerated return-on-investment while keeping capital and operational expenditures to a minimum. Network service providers view "hot" consumer services such as text messaging, multimedia messaging, information portals, voice-activated dialing, video, personal alerts, voicemail, and other enhanced services as clear opportunities to increase their subscriber base, solidify brand loyalty and stimulate network usage. Intervoice network solutions are designed to support the needs of both wireline and wireless network service providers for rapid-return and lower-risk features that extend and enhance the useful life of their existing network infrastructure.

Competition

The markets we serve are fragmented and highly competitive. The principal competitive factors in our markets include breadth and depth of software and services, product features, product scalability, consulting services, maintenance services, the ability to implement solutions, and the ability to create and maintain a reference-able customer base. Our major competitors in our contact center market are Nortel, Genesys Telecommunications (a division of Alcatel/Lucent), and Avaya. All three of these companies are larger than Intervoice and focus on a larger portfolio of products beyond voice automation and contact routing. In addition, with respect to consulting services, we also compete with one of our alliance partners, Nuance Communications, the supplier of our embedded advanced speech recognition and text-to-speech licenses. Each of these competitors can offer compelling value propositions to the marketplace, but they do not provide all the same elements needed for a complete, end-to-end contact center self-service solution without the aid of third-party partners. We believe that our long history in the industry coupled with our unmatched speech-enabled product line, our professional consulting services, and our extensive customer base allow us to compete favorably in this market. The market is evolving rapidly, however, and we anticipate intensified competition not only from our traditional competitors but also from emerging vendors with non-traditional technologies and solutions. There is also continued competition from small venture-funded companies that attempt to build success by plundering the installed base of larger established companies such as Intervoice.

Competition in our network service provider market ranges from large telecommunication suppliers offering turnkey, multi-application solutions to niche companies that specialize in a particular enhanced service such as prepaid, voicemail or voice-activated dialing. Our primary competitors in this market are Comverse Technology, Alcatel/Lucent and Unisys, each of which provides a suite of enhanced services. Other companies that compete with us in various niche geographic and/or product markets include Openwave, Tecnomen, IP Unity Glenayre and LogicaCMG.

We believe that, with our current suite of integrated and interoperable payment, messaging and portal services, standards- and IP-based platform, our flexible business models, and our consulting services, we compare favorably with our competition. Nevertheless, we anticipate that competition will continue to grow from existing and new competitors, some of which may have greater financial, technological and marketing resources and greater market share than Intervoice.

Sales and Marketing

We market our products directly, with a global sales force, and through more than 100 domestic and international distributors. We enter into arrangements with distributors to broaden distribution channels, to increase our sales penetration in specific markets and industries and to provide certain customer services. We select distributors based on their access to the markets, industries and customers that are candidates for Intervoice products. Our direct sales force consists of approximately 80 personnel, including area vice presidents, regional sales directors and sales representatives worldwide. During fiscal 2007, 60% of our solutions sales were attributable to direct sales to end-users and 40% came from sales to distributors.

Our major domestic distributors include Fiserv (multiple business units), Black Box, DDV, Siemens Business Communications, Symitar Systems, Verizon and Vexis. Our major international distributors include Ericsson (worldwide), Huawei (worldwide), Information Technologies Australia (Australia), ITApps (China), IVRS (Hong Kong, China), Loxbit (Thailand), NextCom K.K. (Japan), Black Box (Canada), OLTP (Venezuela and the Caribbean), Promotora Kranon (Mexico), Siemens AG (Worldwide), Switch (Chile), Tatung (Taiwan), Telia Promotor (Sweden), Voice Outsourcing (Latin America and the Caribbean) and Wittel (Brazil).

Intervoice subsidiaries maintain offices in the U.K., Germany, Switzerland, the Netherlands, the United Arab Emirates, and South Africa to support sales throughout Europe, the Middle East and Africa. A company office located in Singapore supports sales in the Pacific Rim. We support Latin American sales from our Dallas headquarters and through a regional office in Brazil.

Our international revenues were 35% of total revenues in fiscal 2007, 45% of total revenues in fiscal 2006 and 41% of total revenues in fiscal 2005. See "Risk Factors" under Item 1A for a discussion of risks attendant to our international operations.

See "Sales" in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on sales by product line and geographic area and concentration of revenue.

Backlog

Our solutions backlog at February 28, 2007, 2006 and 2005, which does not include the contracted value of future maintenance and hosted solutions to be recognized, was approximately $54 million, $34 million, and $35 million, respectively. Our service and support contracts range in original duration from one month to five years, with most hosted solutions contracts having initial terms of two to three years and most maintenance and related contracts having initial terms of one year. Because many of the longer duration contracts give customers early cancellation privileges, we do not consider our book of services contracts to be reportable backlog, as a portion of the potential revenue reflected in the contract values may never be realized. At February 28, 2007, a portion of our backlog related to long-term projects and cash basis customers. We generally expect all projects in our existing backlog to be initiated within fiscal 2008 and most of such backlog to be recognized as revenue during fiscal 2008. Approximately 10% to 20% of such backlog could revenue subsequent to fiscal 2008. Some of our sales are completed in the same fiscal quarter as ordered. Thus, our backlog at any particular date may not be indicative of actual sales for any future period.

Research and Development

Research and development expenses were approximately $24 million, $18 million and $16 million during fiscal 2007, 2006 and 2005, respectively, and included the design of new products and the enhancement of existing products.

Our research and development spending is focused in six key areas. First, we are developing software tools to aid in the development and deployment of customer applications incorporating speech recognition, text-to-speech, and other rich media technologies for enterprises and wireless and wireline providers. Next, we are developing server-based application software platforms for operations and management of contact center, speech and call completion applications. These software platforms are branded under the name Media Exchange. We will use these software platforms for deployment and management of enterprise, wireless and wireline network operator applications, which are designed to operate in both J2EE and Microsoft's ®.NET enterprise computing environments. Third, we are developing media servers, "voice browsers," and call processing infrastructure based on open standards such as VoiceXML, CCXML and SALT. These media servers are VoIP enabled, allowing operation in soft-switch and hybrid PSTN and VoIP networks. Fourth, we are developing packaged, speech enabled applications for the network operator and enterprise markets. These include a range of vertical and horizontal applications that are designed to greatly enhance customer return-on-investment by providing many commonly used configurable functions that can be deployed more quickly than custom applications. Fifth, we are developing software and tools designed to provide integration of live agent positions in a customer contact center setting. This software covers a broad range of functions including agent call-screen transfer, workflow management, full call recording, agent and supervisor management systems and reporting and various integration functions. Finally, we are developing modular productivity and communications applications for wireless and wireline applications including speech driven voice mail, voice activated dialing, and enhanced personal information management. The network products are also branded under the product name Media Exchange.

We expect to maintain a strong commitment to research and development so that we can remain at the forefront of technology development in our markets.

Proprietary Rights

We believe our existing patent, copyright, license and other proprietary rights in our products and technologies are material to the conduct of our business. To protect these proprietary rights, we rely on a combination of patent, trademark, trade secret, copyright and other proprietary rights laws, nondisclosure safeguards and license agreements. As of February 28, 2007, we owned 86 patents and had 41 pending applications for patents in the United States. In addition, we have registered "Intervoice" as a trademark in the United States, which is part of our portfolio of 34 registered trademarks and service marks. Some of our patents and marks are also registered in certain foreign countries. Our software and other products are generally licensed to a customer under the terms of a nontransferable license agreement that restricts the use of the software and other products to the customer's internal purposes. Although our license agreements prohibit a customer from disclosing proprietary information contained in our products to any other person, it is technologically possible for our competitors to copy aspects of our products in violation of our rights. Furthermore, even in cases where we hold patents, the detection and policing of the unauthorized use of the patented technology is difficult. Moreover, judicial enforcement of copyrights may be uncertain, particularly in foreign countries. The unauthorized use of our proprietary information by our competitors could have a material adverse effect on our business, operating results and financial condition.

We generally provide our customers a qualified indemnity against the infringement of third party intellectual property rights. From time to time, various owners of patents and copyrighted works send us or our customers letters alleging that our products do or might infringe upon the owner's intellectual property rights, and/or suggesting that we or our customers should negotiate a license or cross-license agreement with the owner. Our policy is to never knowingly infringe upon any third party's intellectual property rights. Accordingly, we forward any such allegation or licensing request to our outside legal counsel for their review, analysis and, where appropriate, opinion. We generally attempt to resolve any such matter by informing the owner of our position concerning non-infringement or invalidity, and/or, if appropriate, negotiating a license or cross-license agreement. Even though we attempt to resolve these matters without litigation, it is always possible that the owner of a patent or copyrighted work will sue us. Other than the current litigation with a patent holder discussed in Item 3 — "Legal Proceedings," no such litigation is currently pending against us. As noted above, we currently have a portfolio of 86 United States patents, and we have applied for and will continue to apply for and receive a number of additional patents to protect our technological innovations. We believe our patent portfolio could allow us to assert counterclaims for infringement against certain owners of intellectual property rights if those owners were to sue us for infringement. In certain situations, it might be beneficial for us to cross-license certain of our patents for other patents which are relevant to the call automation industry. See Item 3 — "Legal Proceedings" for a discussion of certain patent matters. See "Risk Factors" in Item 1A for a discussion of risks associated with claims of intellectual property infringement.

Manufacturing and Facilities

Our manufacturing operations consist primarily of the final assembly, integration and extensive testing of subassemblies, host computer platforms, operating software and our run time software. We currently use third parties to perform printed circuit board assembly, sheet metal fabrication and customer-site service and repair. Although we generally use standard parts and components for our products, some of our components, including semi-conductors and, in particular, digital signal processors manufactured by Texas Instruments, are available only from a small number of vendors. Likewise, we license speech recognition technology from a small number of vendors. As we continue to migrate to open, standards-based systems, we will become increasingly dependent on our component suppliers and software vendors. To date, we have been able to obtain adequate supplies of needed components and licenses in a timely manner, and we expect to continue to be able to do so. Nevertheless, if our significant vendors are unable to supply components or licenses at current levels, we may not be able to obtain these items from another source or at historical prices. In such situations, we would be unable to provide products and services to our customers or generate historical operating margins, and our business and operating results would suffer.

Employees

As of April 13, 2007, we had 768 employees.

Availability of Company Filings with the SEC

Our Internet website is www.intervoice.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are posted on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC).

Item 1A. *Risk Factors*

This report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Form 10-K, including, without limitation, statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" located elsewhere in this report regarding our financial position, our business strategy, plans and objectives of management for future operations, future sales and industry conditions, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. In addition to important factors described elsewhere in this report, we caution current and potential investors that the following important risk factors, among others, sometimes have affected, and in the future could affect, our actual results and could cause such results during fiscal 2008, and beyond, to differ materially from those expressed in any forward-looking statements made by or on behalf of Intervoice.

- *Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.* Our revenue and operating results have fluctuated in the past and we expect further fluctuations in the future. Given these fluctuations, we believe that quarter to quarter comparisons of our revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. As a result, our results of operations may not meet the expectations of securities analysts or investors in the future, which could cause our stock price to decline. Factors that contribute to fluctuations in our operating results and can preclude our ability to accurately forecast our results include the following:

  - variability in the time periods necessary to complete projects and achieve project milestones in order to recognize revenue, which may be influenced by volume, size, timing, contractual terms of new licenses and renewals of existing licenses and cash basis revenues;
  - the components of our revenue that are deferred, including our subscription-based hosted solutions and that portion of our software licenses attributable to support and maintenance;
  - volume, timing and fulfillment of customer orders, particularly with respect to large orders (sales of approximately $2.0 million or more), some of which are completed in the same quarter in which they are ordered and some of which are completed over several quarters, and fluctuations in demand for our products and services;
  - our ability to complete orders from our solutions backlog, subject to timing changes requested by our customers, and projects accounted for on a percentage of completion basis, including estimates based on a variety of factors and subject to revision;
  - the use of low pricing to win important customers, and the possible recognition of loss contingencies for certain projects that we estimate will be delivered at a negative gross margin;
  - the lengthy sales cycle for our products, which typically involve comprehensive solutions that may require detailed customer evaluations;
  - the performance of our international business, which accounts for a significant portion of our consolidated revenues, and fluctuations in foreign currency exchange rates;
  - the mix of products we sell and services we offer and whether our products are sold through our direct sales force or through an intermediary;
  - introduction of new products, product upgrades or updates by us or our competitors, and any resulting customer delays in purchasing products;
  - any increased price sensitivity by our customers, particularly due to increased competition including open source or free software;

- periodic difficult economic conditions, particularly affecting the technology industry, as well as economic uncertainties;
- higher than anticipated costs related to fixed-price contracts with our customers;
- our ability to effectively manage our operating expense levels;
- timing of significant marketing and sales promotions, and expenses incurred pursuing new product or market opportunities;
- stock-based compensation expense, which we began recognizing for our stock-based compensation plans in the first quarter of fiscal 2007;
- costs and charges related to certain events, including Sarbanes-Oxley compliance efforts, matters relating to our Audit Committee investigation and litigation;
- the structure, timing and integration of acquisitions of businesses, products and technologies and related disruption of our current business;
- factors that lead to substantial declines in estimated values of long-lived assets below their carrying value; and
- changes in generally accepted accounting principles.

Due to these and other factors, our revenue and operating results are difficult to forecast and are prone to fluctuate, which may cause a decline in our stock price. Our expense levels are based in significant part on our expectations of future revenue, and we may not be able to reduce our expenses quickly to respond to a shortfall in projected revenue. Therefore, our failure to meet revenue expectations could seriously harm our business, operating results and financial condition. See the discussion entitled "Sales" in Item 7 of Part II for a discussion of our system for estimating sales and tracking sales trends in our business.

- *We are subject to potential and pending lawsuits and other claims.* We are subject to certain potential and pending lawsuits and other claims discussed in Item 3 — "Legal Proceedings" of Part I of this Annual Report on Form 10-K. Furthermore, we may become subject to claims, including claims by the government, or other adverse consequences arising from the findings of the Audit Committee investigation and related SEC investigation discussed in Item 3. We and certain of our current and former officers and non-officer employees are currently responding to or have responded to SEC subpoenas to produce documents and provide testimony about the transactions that were the subject of the investigation. Any adverse judgment, penalty or settlement related to any lawsuit or other such claim could have consequences that would be material to our financial position or results of operations. We may be required to indemnify certain of our current and former directors and officers under existing arrangements in connection with the defense, or advancement of defense-related expenses, we are currently providing to certain individuals in connection with the class action lawsuit and the SEC investigation. Our insurance policies provide coverage for losses and expenses incurred by us and our current and former directors and officers in connection with claims made under the federal securities laws. These policies, however, exclude losses and expenses related to the Barrie class action lawsuit discussed in Item 3 or to other litigation based on claims that are substantially the same as the claims in the Barrie class action and contain other customary provisions to limit or exclude coverage for certain losses and expenses.

- *We face intense competition based on product capabilities and we experience ever increasing demands from our actual and prospective customers for our products to be compatible with a variety of rapidly proliferating computing, telephony and computer networking technologies and standards.* Our success is dependent, to a large degree, on our effectiveness in allocating resources to developing and improving products compatible with those technologies, standards and functionalities that ultimately become widely accepted by our current and prospective customers. Our success is also dependent, to a large degree, on our ability to implement arrangements with vendors of complementary product offerings so that we can provide our current and prospective customers greater functionality. Our principal competitors include Avaya, Nortel, Nuance Communications, Comverse Technology, Unisys and Alcatel/Lucent. Many of our competitors have greater financial, technological and marketing resources than we have, as well as greater name recognition. Although we have committed substantial resources to enhance our existing products and to develop and market new products, there is no assurance we will be successful. In addition, it is possible that new entrants to the market and strategic acquisitions and partnerships between existing companies could increase the competition in the markets in which we participate. An increase in such competition could materially adversely affect our ability to sell our products, thereby adversely affecting our business, operating results and financial condition.

- *We may not be successful in selling and implementing our products and services in the face of the new, standards-based market.* Intervoice has historically provided complete, bundled hardware and software solutions using internally developed components to address our customers' total business needs. The markets for our products have required a shift to the development of products and services based on an open, standards-based architecture such as the J2EE and Microsoft's®. NET environments utilizing VoiceXML and/or SALT standards. Such an open, standards-based approach allows customers to independently purchase and combine hardware components, standardized software modules, and customization, installation and integration services from individual vendors deemed to offer the best value in the particular class of product or service. In such an environment, we believe we may sell less hardware and fewer bundled systems and may become increasingly dependent on our development and sale of software application packages, customized software and consulting and integration services. This shift places new challenges on us to hire and retain the mix of personnel necessary to respond to this business environment, to adapt to the changing expense structure that the new environment may tend to foster, to respond to potentially different competitors, and to increase sales of services, customized software and application packages to offset reduced sales of hardware and bundled solutions. Failure to develop, enhance, acquire and introduce new products and services to respond to continually changing market conditions or customer requirements, or lack of customer acceptance of our products or services will materially adversely affect the value of our intellectual property, barriers to entry to our business, customer retention, gross margins, and the results of operations and financial condition.

- *We may not be able to retain our customer base, and, in particular, our more significant customers.* Our success is heavily dependent on our ability to retain our significant customers. The loss of one of our significant customers could negatively impact our operating results. Our installed base of customers generally is not contractually obligated to place further solutions orders with us or to extend their services contracts with us at the expiration of their current contracts.

- *We will be harmed if we lose key business and technical personnel.* We rely upon the services of a relatively small number of key technical, project management and senior management personnel, most of whom do not have employment contracts. If we were to lose any of our key personnel, replacing them could be difficult and costly. If we were unable to successfully and promptly replace such personnel, our business could be materially harmed.

- *Our reliance on significant vendor relationships could result in significant expense or an inability to serve our customers if we lose these relationships.* Although we generally use standard parts and components in our products, some of our hardware components are available only from a small number of vendors. Likewise, we license speech recognition technology primarily from Nuance Communications, Inc., the dominant vendor for this technology. As we continue to migrate to open, standards-based systems, we will become increasingly dependent on our component suppliers and software vendors. To date, we have been able to obtain adequate supplies of needed components and licenses in a timely manner, and we expect to continue to be able to do so. Nevertheless, if our significant vendors are unable to supply components or licenses at current levels, we may not be able to obtain these items from another source or at historical prices. In such instances, we would be unable to provide products and services to our customers or generate historical operating margins, and our business and operating results would suffer.

- *If third parties assert claims that our products or services infringe on their technology and related intellectual property rights, whether the claims are made directly against us or against our customers, we could incur substantial costs.* We believe software and technology companies, including us and others in our industry, increasingly may become subject to infringement claims. Such claims may require us to enter into costly license agreements or result in even more costly litigation. To the extent a licensing arrangement is required, the arrangement may not be available at all, or, if available, may be very expensive or even prohibitively expensive. As with any legal proceeding, there is no guarantee we will prevail in any litigation instituted against us asserting infringement of intellectual property rights. To the extent we suffer an adverse judgment, we might have to pay substantial damages, discontinue the use and sale of infringing products, repurchase infringing products from our customers in accordance with indemnity obligations, expend significant resources to acquire non-infringing alternatives, and/or obtain licenses to the intellectual property that has been infringed upon. As with licensing arrangements, non-infringing substitute technologies may not be available and, if available, may be very expensive, or even prohibitively expensive, to implement. Accordingly, for all of the foregoing reasons, a claim of infringement could ultimately have a material adverse effect on our business, financial condition and results of operations.

- *We are exposed to risks related to our international operations that could increase our costs and hurt our business.* Our products are currently sold in more than 75 countries. Our international sales were 35% and 45% of total sales for the fiscal years ended February 28, 2007 and 2006, respectively. International sales, personnel and property are subject to certain risks, including:
  - terrorism;
  - fluctuations in currency exchange rates;
  - ability to collect on accounts receivable;
  - the difficulty and expense of maintaining foreign offices and distribution channels;
  - tariffs and other barriers to trade;
  - greater difficulty in protecting and enforcing intellectual property rights;
  - general economic and political conditions in each country, including nationalization of customers or channel partners;
  - loss of revenue, property and equipment from expropriation;
  - import and export licensing requirements; and
  - additional expenses and risks inherent in conducting operations in geographically distant locations, including risks arising from differences in language and cultural approaches to the conduct of business.
- *Our inability to meet contracted performance targets could subject us to significant penalties.* Many of our contracts, particularly for hosted solutions, foreign contracts and contracts with telecommunication companies, include provisions for the assessment of damages for delayed project completion and/or for our failure to achieve certain minimum service levels. We have had to pay damages in the past and may have to pay additional damages in the future. Any such future damages could be significant.
- *Increasing consolidation in the telecommunications and financial industries could adversely affect our revenues and profitability.* The majority of our largest customers are in the telecommunications and financial industries. These industries are undergoing significant consolidation as a result of merger and acquisition activity. This activity could result in a decrease in the number of customers purchasing our products and/or in delayed purchases of our products by customers that are reviewing their strategic alternatives in light of a pending merger or acquisition. If these results occur, our revenues and profitability could decline or our loss could increase.
- *Our products are complex, and software defects could reduce our revenues and expose us to litigation.* The software products we offer are complex and may contain errors or defects, even after extensive testing and quality control, particularly in early versions. Furthermore, because our products increasingly are designed around an open standards based architecture incorporating elements developed by third parties, such errors or defects may be outside of our direct ability to control or correct. Any defects or errors could potentially result in loss of revenues, product returns or order cancellations, and could potentially hinder market

acceptance of our products and harm our reputation. Accordingly, any defects or errors could have a material adverse effect on our business, results of operations and financial condition. Our customer license agreements typically contain provisions to limit our product warranty obligations and exposure to potential liability claims.

- *We have grown, and may continue to grow, through acquisitions, which could dilute our existing shareholders and could involve substantial acquisition risks.* As part of our business strategy, we have in the past acquired, and expect to continue to acquire or make investments in, other businesses and technologies. We may issue equity securities for future acquisitions, which would dilute our existing stockholders, and we may incur debt in connection with future acquisitions, which may include covenants or other restrictions that hinder our ability to operate our business. Furthermore, our prior acquisitions required substantial integration and management efforts. Acquisitions can involve a number of risks, including:

  - difficulty in transitioning and integrating the operations, facilities and personnel of the acquired businesses, including different and complex order processing, support and accounting and financial reporting systems;
  - loss of key management, sales, research and development and other key employees of the acquired company;
  - difficulty in integrating acquired products into our product portfolio, including engineering, sales and marketing integration;
  - impairment of relationships with partners, suppliers and customers;
  - difficulty in implementing and standardizing company-wide financial, accounting, billing, information and other systems and the internal controls surrounding those systems and processes;
  - disruption of our ongoing operations and distraction of management and other employees;
  - difficulty in incorporating acquired technology and rights into our products and technology;
  - unanticipated expenses and delays in completing acquired development projects and technology integration;
  - difficulty in management of geographically remote operations in the United States and internationally;
  - delay of sales to customers pending resolution of product integration between our existing and our newly acquired products; and
  - difficulty entering new markets or businesses in which we have limited experience.

As a result of these and other risks, we may not realize anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could result in a material adverse affect on our business, results of operations and financial condition.

- *Our stock price has been and may continue to be subject to wide fluctuations.* Our stock price historically has been volatile and may continue to be volatile in the future. Various factors contribute to the volatility of our stock price, including business developments (such as new product introductions and acquisitions or dispositions), litigation developments, quarterly variations in our financial results, our ability to meet investors' expectations, and general economic and market conditions. In addition, third-party announcements by our partners and competitors may contribute to our stock price volatility. Certain types of investors may choose not to invest in stocks with this level of stock price volatility. Fluctuations in our stock price could cause increased risk of shareholder litigation, which could result in substantial costs and divert management's attention and resources.

- *We are exposed to risks related to our channel program that could decrease our revenues and hurt our business.* Although we principally sell our products and services through our direct sales force, a significant amount of our sales are made through intermediaries such as distributors, system integrators and other strategic channel partners. We expect the percentage of sales through intermediaries to increase as we continue to focus our sales efforts through the channel and other partners. We anticipate future revenue growth to depend in large part on our success in expanding relationships, and establishing new relationships, with intermediaries. These intermediaries may sell their own products or other vendors' products that compete with our products, and may compete with our own direct sales force in certain sales opportunities. While we have instituted programs designed to increase sales of our products through intermediaries, certain intermediaries may give greater priority to products of other suppliers, including competitors. Our ability to grow sales through intermediaries depends on our investment in appropriate financial incentives, support and sales tools for intermediaries, while effectively alleviating conflict with our own sales force. Failure to effect this strategy appropriately may result in certain intermediaries choosing to cease or reduce the sales of our products, resulting in a material adverse change in our business, results of operations and financial condition.

- *We implemented a new company-wide ERP system during the third quarter of fiscal 2007.* During the third quarter of fiscal 2007, we completed the implementation of a new, company-wide ERP system. Our new system affects all facets of our business, including our ability to quote, receive and process orders, track inventory and work in process, ship and bill completed orders, process and apply cash receipts from our customers and summarize and report the results of our operations. If we encounter problems in the operation of our new system, our ability to conduct our daily operations in an efficient, effective and properly controlled manner could be compromised, and our operating results could suffer. In addition, any such operational problems could cause us to expend significant time and other resources in an effort to resolve such problems, and this diversion of management and staff time could further adversely affect our ability to serve our customers and sustain our normal operations.

- *Unanticipated changes in our effective tax rates or exposure to additional income tax liabilities could affect our profitability or increase our loss.* We are a U.S. based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. We are generally required to account for taxes in each jurisdiction in which we operate, including making assumptions, interpretations and judgments with respect to the applicable tax requirements. Our provision for income taxes is calculated based on a mix of earnings, statutory rates, and enacted tax rules by jurisdiction, including transfer pricing. Significant judgment is required in determining our provision for income taxes and in evaluating our tax positions on a worldwide basis. It is possible that these positions may be challenged which may have a significant impact on our effective tax rate, which could affect our results of operations and financial condition.

- *Failure to maintain effective internal controls could have a material adverse effect on our business, results of operations, financial condition, and our stock price.* A failure to maintain adequate internal control procedures as required by Section 404 of the Sarbanes-Oxley Act of 2002 may preclude our management's ability to conclude that we have effective internal controls over our financial reporting. These internal controls are also required for us to produce management financial information, make determinations on revenue recognition and other material accounting issues, and prevent financial fraud. If we are unable to produce reliable financial reports, make appropriate determinations on revenue recognition and material accounting policies or prevent fraud, our business, operating results and financial condition could be adversely affected.

- *We have sustained operating losses in the past, and may incur additional losses in the future which may require us to raise additional capital on unfavorable terms.* We cannot be certain that our revenue will grow or that we will achieve or maintain profitable operations in the future. If we are unable to return to and maintain profitability, the market price for our stock may decline, perhaps substantially. If we continue to have operating losses, we may be required to raise additional capital to maintain or grow our operations. Such additional capital may only be available at unfavorable terms that could be dilutive to existing shareholders, have a high interest rate, contain restrictive covenants, or contain other unfavorable terms.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. ***Properties***

Intervoice owns approximately 225,000 square feet of manufacturing and office facilities in Dallas, Texas. We lease approximately 99,000 square feet of office space as follows:

	Square Feet
Orlando, Florida	34,000
Manchester, United Kingdom	27,000
Mountain View, California	26,000
Other domestic and international locations	12,000

Item 3. ***Legal Proceedings***

Intellectual Property Matters

From time to time Ronald A. Katz Technology Licensing L.P. ("RAKTL") has sent letters to certain of our customers suggesting that the customer should negotiate a license agreement to cover the practice of certain patents owned by RAKTL. In the letters, RAKTL has alleged that certain of its patents pertain to certain enhanced services offered by network providers, including prepaid card and wireless services and postpaid card services. RAKTL has further alleged that certain of its patents pertain to certain call processing applications, including applications for call centers that route calls using a called party's DNIS identification number. As a result of the correspondence, many of Intervoice's customers have had discussions, or are in discussions, with RAKTL.

We offer certain products that can be programmed and configured to provide enhanced services to network providers and call processing applications for call centers. Our contracts with customers usually include a qualified obligation to indemnify and defend customers against claims that products as delivered by Intervoice infringe a third party's patent. None of our customers has notified us that RAKTL has claimed that any specific product provided by us infringes any claims of any RAKTL patent. Accordingly, we have not been required to defend any customers against a claim of infringement under a RAKTL patent. We have, however, received letters from customers notifying us of the efforts by RAKTL to license its patent portfolio and reminding us of our potential obligations under the indemnification provisions of our agreements in the event that a claim is asserted.

Some of our customers have licensed certain rights under the RAKTL patent portfolio. Two such customers who had previously attempted to tender the defense of their products to us informed us that they had entered into agreements to license certain rights under the RAKTL patents and demanded we indemnify them for unspecified amounts, including attorney's fees, paid in connection with the license agreements. We notified these customers that we believe we do not have any indemnity obligation in connection with the license agreements. We have received no further response from either customer.

A number of customers, including customers of ours and Edify Corporation's ("Edify") have been sued as defendants in several lawsuits brought by RAKTL in the United States District Court for the Eastern District of Texas and the United States District Court for the District of Delaware. Several of these defendants who are also customers have notified us or Edify of the lawsuits pursuant to the indemnity paragraphs of their respective sales agreements and have indicated to us that the lawsuits could potentially impact the defense and indemnity paragraphs of their respective sales agreements. Neither we nor Edify believe that we have a current obligation to defend or indemnify these customers in connection with the current allegations made in the RAKTL lawsuits and when contacted we have requested that the customers provide additional information concerning the assertions made by RAKTL.

In response to the correspondence from, and litigation initiated by, RAKTL a few of our customers and customers of Edify have attempted to tender to us the defense of our products under contractual indemnity provisions. We have informed these customers that, while we fully intend to honor any contractual indemnity provisions, we do not believe we currently have any obligation to provide such a defense because RAKTL does not appear to have made a claim, either in the correspondence or litigation, that any Intervoice product infringes a RAKTL patent. Some of these customers have disagreed with us and stated that they believe that the statements and allegations contained within correspondence and/or litigation pleadings filed by RAKTL can be construed as a claim against Intervoice products.

Even though no claims have been made by RAKTL that a specific product offered by Intervoice infringes any claim under the RAKTL patent portfolio, we have received opinions from our outside patent counsel that certain products and applications we offer do not infringe certain claims of the RAKTL patents. We have also received opinions from our outside counsel that certain claims under the RAKTL patent portfolio are invalid or unenforceable. Furthermore, based on the reviews by outside counsel, we are not aware of any valid and enforceable claims under the RAKTL portfolio that are infringed by our products. If we do become involved in litigation in connection with the RAKTL patent portfolio, under a contractual indemnity or any other legal theory, we intend to vigorously contest the claims and to assert appropriate defenses.

We have received letters from Webley Systems ("Webley"), a division of Parus Holdings, Inc. ("Parus"), and its counsel alleging that certain Webley patents cover one or more of our products and services. In the letters, Parus offers a license to the Webley patents. As a result of the correspondence, we conducted discussions with Parus. Based on reviews by our outside counsel, we are not aware of any valid and enforceable claims under the Webley patents that are infringed by our products or services.

Pending Litigation

David Barrie, et al., on Behalf of Themselves and All Others Similarly Situated v. InterVoice-Brite, Inc., et al.; No. 3-01CV1071-D, pending in the United States District Court, Northern District of Texas, Dallas Division:

Several related class action lawsuits were filed in the United States District Court for the Northern District of Texas on behalf of purchasers of common stock of Intervoice during the period from October 12, 1999 through June 6, 2000 (the "Class Period"). Plaintiffs have filed claims, which were consolidated into one proceeding, under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 10b-5 against us as well as certain named current and former officers and directors of Intervoice on behalf of the alleged class members. In the complaint, Plaintiffs claim that we and the named current and former officers and directors issued false and misleading statements during the Class Period concerning the financial condition of Intervoice, the results of the merger with Brite Voice Systems, Inc. ("Brite") and the alleged future business projections of Intervoice. Plaintiffs have asserted that these alleged statements resulted in artificially inflated stock prices.

The District Court dismissed the Plaintiffs' complaint because it lacked the degree of specificity and factual support to meet the pleading standards applicable to federal securities litigation. The Plaintiffs' appealed the dismissal to the United States Court of Appeals for the Fifth Circuit, which affirmed the dismissal in part and reversed in part. The Fifth Circuit remanded a limited number of issues for further proceedings in the District Court.

On September 26, 2006, the District Court granted the Plaintiffs' motion to certify a class of people who purchased Intervoice stock during the Class Period between October 12, 1999 and June 6, 2000. On November 14, 2006, the Fifth Circuit granted our petition to appeal the District Court's decision to grant Plaintiffs' motion to certify a class. The briefing on the merits of our appeal is now complete, and we are currently waiting for the Fifth Circuit to either schedule oral argument or issue a ruling on the merits. We filed a motion to stay further discovery pending the Fifth Circuit's decision on the merits of our appeal, but. the District Court denied our motion. We are in the process of continuing to produce documents in response to the Plaintiffs' requests for production. We believe that we and our officers and directors complied with the applicable securities laws and will continue to vigorously defend the case.

Phoenix Solutions, Inc. vs. Sony Electronics, Inc., Case No. C07-2112 (EMC), pending in the United States District Court for the Northern District of California, San Francisco Division: On December 13, 2006, Phoenix Solutions, Inc. ("Phoenix") filed suit against Sony Electronics, Inc. ("Sony") in the United States District Court for the Central District of California for infringement of U.S. Patent Nos. 6,615,172, 6,633,846, 6,665,640 and 7,050,977. On February 9, 2007, Sony filed its answer to Phoenix's claims of infringement, denied any liability and filed a counterclaim alleging that the patents were neither valid nor infringed by Sony. On February 26, 2007, Sony filed a third party complaint against the Company for alleged breach of warranty of title and the warranty against infringement related to the claims of infringement made by Phoenix against Sony. In its third party complaint, Sony seeks to recover actual damages suffered by it in the event a final judgment is entered against Sony or it is otherwise liable for any damages, fees or costs arising out of the claims of patent infringement made by Phoenix against the Sony interactive voice response system. On April 9, 2007, the Company filed its motion to dismiss the third party complaint. The trial court recently transferred the case to the United States District Court for the Northern District of California, San Francisco Division, and the case is now styled Phoenix Solutions, Inc. vs. Sony Electronics, Inc., Case No. C07-2112 (EMC). In the event that the court does not grant the pending motion to dismiss, the Company intends to vigorously defend itself against any and all claims made against it.

Audit Committee Investigation

During fiscal 2005, our Audit Committee conducted an investigation of certain transactions that occurred during our fiscal years 2000 through 2002. The Audit Committee was assisted in its investigation by separate independent legal counsel and a national accounting firm. The Audit Committee reported the results of its investigation to the SEC, and we are cooperating with the SEC in its own investigation regarding the transactions. We have provided documents to the SEC in response to a subpoena and informal requests for information about the transactions, and several of our current and former officers and non-officer employees have provided testimony to the SEC. Our Audit Committee and its counsel are continuing to monitor our response to the SEC, and they also have conducted a review of certain documents provided to the SEC which we located after the Audit Committee's original investigation. Intervoice is presently in discussions with the SEC about a possible settlement of the matters covered by the Audit Committee investigation, but there is no assurance that agreement on any settlement will be reached. We have recorded approximately $0.9 million of expense based on the current status of such settlement discussions. Intervoice is also honoring our obligation to indemnify, to the extent appropriate, certain current and former officers and other employees of Intervoice, including our Chief Executive Officer, who received subpoenas to produce documents and provide testimony to the SEC in connection with the investigation. Furthermore, we are honoring our obligation to reimburse legal fees incurred by certain recipients of the subpoenas.

The Audit Committee investigation found that we accounted for certain transactions incorrectly during our fiscal years 2000 through 2002. The Audit Committee investigation concluded that a $0.9 million payment made by Intervoice to a publicly held supplier purportedly for certain prepaid licenses was linked to an agreement to amend a 1997 warrant issued to us by the supplier to permit our cashless exercise of the warrant. As a result, we believe the $0.9 million payment should have been recorded as a reduction in the $21.4 million gain we recognized on the sale of the shares underlying the warrant during the fourth quarter of fiscal 2001 and should not have been recorded as prepaid license inventory. Our payment to the supplier may have rendered unavailable a nonexclusive registration exemption for the sale of the shares underlying the warrant. The Audit Committee investigation also found that we intentionally provided the same supplier false or misleading documents for such supplier to use to support such supplier's improper recognition of revenue in calendar 2001.

The Audit Committee investigation and review further found that six of the seven customer sales transactions the Committee investigated were accounted for incorrectly and that there was intentional misconduct in at least one of those sales transactions. These six transactions occurred at the end of quarters in which we just met analysts' expectations with respect to earnings per share. The Audit Committee found that we improperly recognized revenue in a quarter-end barter transaction involving approximately 0.4% of annual revenues for fiscal 2000, and that we improperly accelerated the recognition of revenue in five quarter-end transactions totaling approximately 0.4% and 0.3% of annual revenues in fiscal 2000 and fiscal 2002, respectively. We, and certain of our current and former officers and the SEC have agreed that Intervoice and the officers will not assert any defenses based on a statute of limitations with respect to any action or proceeding against Intervoice or such officers brought, by or on behalf of the SEC arising out of the SEC investigation for the time periods set forth in the agreements. As a result of work performed in responding to the SEC subpoena, the Audit Committee has concluded that Intervoice also improperly recognized approximately $5.4 million of revenue in two sales transactions during the second and third quarters of fiscal 2002 because the transactions were subject to oral side agreements that gave our customer expanded rights of return. We subsequently reversed the $5.4 million of revenue during the fourth quarter of fiscal 2002 in connection with a return of the related systems. We also provided documents to the SEC concerning these two additional sales transactions pursuant to a separate subpoena. Separately, the Audit Committee determined that in September 2001 one of our current executive officers improperly communicated Intervoice information to a shareholder.

Intervoice's management has concluded, with the concurrence of the Audit Committee and our external auditors, that restatement of our prior period financial statements to adjust for the findings of the Audit Committee investigation and review is not necessary. In reaching this conclusion, we considered the impact of the incorrect accounting on each of the periods affected, the ages of the affected financial statements and the lack of any material changes in prior period trends as a result of the incorrect accounting. In addition, we noted that since the date of the most recent transaction reviewed in the investigation, we have restructured our business, made significant management changes, consolidated our physical operations, significantly reduced our fixed operating costs and refinanced and repaid all of our major debt obligations. We cannot predict whether we may have future losses relating to the matters investigated by the Audit Committee as a result of future claims, if any, including any claims by the government.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock

Our outstanding shares of common stock are quoted on the NASDAQ National Market under the symbol INTV. We have not paid any cash dividends since our incorporation. We do not anticipate paying cash dividends in the foreseeable future.

High and low share prices as reported on the NASDAQ National Market are shown below for our fiscal quarters during fiscal 2007 and 2006.

Fiscal 2007 Quarter	High	Low
4th	$8.10	$6.34
3rd	$7.75	$5.95
2nd	$7.40	$5.58
1st	$8.70	$6.24

Fiscal 2006 Quarter	High	Low
4th	$ 9.25	$7.72
3rd	$ 9.60	$8.20
2nd	$ 9.84	$7.72
1st	$12.40	$8.64

On April 13, 2007, there were 618 shareholders of record and approximately 11,000 beneficial shareholders of Intervoice. The closing price of our common stock on that date was $6.63.

Securities Authorized for Issuance Under Equity Compensation Plans

We have maintained multiple compensation plans to provide for the issuance of our common stock to officers and other employees. These plans consisted of the 1990 Employee Stock Option Plan, 1999 Stock Option Plan, 1990 Non-Employee Stock Option Plan, 2003 Stock Option Plan, and the 2005 Stock Incentive Plan, which have been approved by the shareholders, and the 1998 Employee Non-Qualified Stock Option Plan which has not been approved by the shareholders. The following table sets forth information regarding outstanding options and shares of common stock reserved for future issuance as of February 28, 2007. The 2005 Stock Incentive Plan replaced all other plans and became the sole plan from which options could be granted.

	A	D	C
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))**
Equity compensation plans approved by security holders	7,808,405	8.19	1,063,935
Equity compensation plans not approved by security holders	152,238	4.41	—
Total	7,960,643	8.12	1,063,935

During fiscal 1999, we adopted a stock option plan, which was not approved by security holders, under which shares of common stock could be authorized for issuance by the Compensation Committee of the Board of Directors as non-qualified stock options to key employees. Option prices per share were the fair market value per share of stock based on the average of the high and low price per share on the date of grant. We granted options at various dates with terms under which options became exercisable at a rate of 25% or 33% per year and were exercisable for a period of ten years after the grant date. This plan is no longer a plan under which options can be granted.

Stock Performance Graph

The following graph sets forth the cumulative total shareholder return (assuming reinvestment of dividends) to our shareholders during the five-year period ended February 28, 2007 as well as an overall broad stock market index, the NASDAQ Market Index, and a peer group index for the Company, the index for SIC Code 3661 — Telephone and Telegraph Apparatus. The stock performance graph assumes $100 was invested on March 1, 2002 in our common stock and in each such index.

COMPARISON OF CUMULATIVE TOTAL RETURN OF COMPANY, INDUSTRY INDEX AND BROAD MARKET(1)



350
300
250
200
150
100
50
0
DOLLARS
Intervoice, Inc.
Telephone, Telegraph Apparatus
NASDAQ Market Index
2/28/2002
2/28/2003
2/29/2004
2/28/2005
2/28/2006
2/28/2007

Company/Index/Market	Fiscal Year Ending					
	2002	2003	2004	2005	2006	2007
Intervoice, Inc	100.00	33.73	240.87	215.28	170.04	127.38
Telephone, Telegraph Apparatus	100.00	53.92	135.04	118.90	135.26	158.63
NASDAQ Market Index	100.00	78.34	119.25	120.72	135.05	143.72

(1) Assumes $100 invested on March 1, 2002 and all dividends reinvested through February 28, 2007.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included in Item 8 and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in Item 7.

	Fiscal Year Ended February 28/29				
	2007*	2006**	2005	2004	2003***
	(In millions, except per share data)				
Sales	$196.3	$168.1	$183.3	$165.3	$156.2
Income (loss) from operations	(3.1)	9.0	24.7	18.8	(44.1)
Income (loss) before the cumulative effect of a change in accounting principle	(1.7)	16.5	22.5	11.3	(50.6)
Net income (loss)	(1.7)	16.5	22.5	11.3	(66.4)
Total assets	168.6	158.1	134.9	111.6	101.0
Current portion of long term debt	—	—	0.4	—	3.3
Long term debt, net of current portion	—	—	1.3	13.1	15.8
Per basic common share:					
Income (loss) before the cumulative effect of a change in accounting principle	(0.04)	0.43	0.62	0.33	(1.49)
Net income (loss)	(0.04)	0.43	0.62	0.33	(1.95)
Shares used in per basic common share calculation	38.6	38.1	36.2	34.4	34.0
Per diluted common share:					
Income (loss) before the cumulative effect of a change in accounting principle	(0.04)	0.42	0.59	0.32	(1.49)
Net income (loss)	(0.04)	0.42	0.59	0.32	(1.95)
Shares used in per diluted common share calculation	38.6	39.0	38.5	35.7	34.0

* During fiscal 2007, we incurred approximately $2.5 million in special charges in connection with three severance and organizational changes affecting approximately 55 positions. In addition, we incurred approximately $1.2 million in special charges in connection with the elimination of redundant office leases. In addition, we recorded a loss provision of approximately $1.9 million related to a contract and a loss provision of approximately $0.9 million related to the current status of settlement discussions with the SEC.

** We acquired all of the outstanding stock of Edify on December 30, 2005. Beginning December 31, 2005, our financial results include the operations of Edify. During fiscal 2006, we incurred approximately $1.9 million in charges in connection with restructuring expenses for severance and organizational changes affecting approximately 50 persons made at the time of the acquisition of Edify. In addition, during fiscal 2006, our income tax provision included benefits totaling $7.6 million resulting from the reversal of valuation allowances on certain deferred tax assets and from the resolution of tax contingencies, partially offset by a charge of $1.0 million related to the repatriation of foreign earnings.

*** The fiscal 2003 loss from operations was impacted by special charges of $34.3 million related to staffing reductions, facilities closures, the write down of excess inventories, costs associated with loss contracts, loss on early extinguishment of debt, and impairment of certain intangible assets. The fiscal 2003 net loss was also increased as a result of a $15.8 million charge for the cumulative effect of a change in accounting principle associated with our adoption of Statement of Financial Accounting Standards No. 142 "Accounting for Goodwill and Other Intangible Assets." Fiscal 2003 results benefited from a change in the U.S. federal tax law that allowed us to recognize net tax benefits of approximately $3.0 million.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Critical Accounting Policies

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, we use estimates and projections that affect the reported amounts and related disclosures and that may vary from actual results. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements.

Revenue Recognition

Intervoice recognizes revenue from the sale of hardware and software solutions, from the delivery of recurring maintenance and other software support associated with installed solutions and from the provision of our enterprise and network solutions on a managed service basis. Our policies for revenue recognition follow the guidance in Statement of Position No. 97-2 "Software Revenue Recognition," as amended (SOP 97-2), SEC Staff Accounting Bulletin No. 104 (SAB 104) and EITF 00-21 "Revenue Arrangements with Multiple Deliverables." If contracts include multiple elements, each element of the arrangement is separately identified and accounted for based on the relative fair value of such element as evidenced by vendor specific objective evidence. In situations where vendor specific objective evidence exists for all undelivered elements, but does not exist for one or more of the delivered elements, the residual method is used. In these cases, the vendor specific objective evidence of fair value of the undelivered items is deferred and the residual is recognized as revenue related to the delivered elements. Revenue is not recognized on any element of the arrangement if undelivered elements are essential to the functionality of the delivered elements.

Sale of Hardware and Software Solutions: Many of our sales are of customized software or customized hardware/software solutions. Such solutions incorporate newly designed software and/or standard building blocks of hardware and software which have been significantly modified, configured and assembled to match unique customer requirements defined at the beginning of each project. We account for sales of these customized solutions using contract accounting principles, following the relevant guidance in Statement of Position No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1), under either the percentage of completion ("POC") or completed contract methodology, as further described below. In other instances, particularly in situations where we sell to distributors or where we are supplying only additional product capacity (i.e., similar hardware and software solutions to what is already in place) for an existing customer, we may sell solutions that do not require significant customization. In those situations, we recognize revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. Typically, this is at shipment when there is no installation obligation or at the completion of minor post-shipment installation obligations.

Generally, we use POC accounting for our more complex custom solutions. In determining whether a particular sale qualifies for POC treatment, we consider multiple factors including the value of the contract and the degree of customization inherent in the project. Projects normally must have an aggregate value of more than $500,000 to qualify for POC treatment. For a project accounted for under the POC method, we recognize revenue as work progresses over the life of the project based on a comparison of actual labor hours worked to current estimates of total labor hours required to complete the project. We review and update project estimates on a quarterly basis.

The terms of most POC projects require customers to make interim progress payments during the course of the project. These payments and a written customer acknowledgement at the completion of the project, usually following a final customer test phase, document the customer's acceptance of the project. In some circumstances, the passage of a contractually defined time period or the customer's use of the solution in a live operating environment may also constitute final acceptance of a project.

We use completed contract accounting for smaller custom projects not meeting the POC thresholds described above. We also use completed contract accounting in situations where the technical requirements of a project are so complex or are so dependent on the development of new technologies or the unique application of existing technologies that our ability to make reasonable estimates is in doubt or in situations where a sale is subject to unusual "inherent hazards." Such hazards are unrelated to, or only incidentally related to, our typical activities and include situations where the enforceability of a contract is suspect, completion of the contract is subject to pending litigation, or where the solutions produced are subject to condemnation or expropriation risks. These latter situations are extremely rare. For all completed contract sales, we recognize revenue upon customer acceptance as evidenced by a written customer acknowledgement, the passage of a contractually defined time period or the customer's use of the solution in a live operating environment.

We generate a significant percentage of our sales, particularly sales of network solutions, outside the United States. Customers in certain countries are subject to significant economic and political challenges that affect their cash flow, and many customers outside the United States are generally accustomed to vendor financing in the form of extended payment terms. To remain competitive in markets outside the United States, we may offer selected customers such payment terms. In all cases, however, we only recognize revenue at such time as our solutions or service fee is fixed or determinable, collectibility is probable and all other criteria for revenue recognition have been met. In some limited cases, this policy causes us to recognize revenue on a "cash basis," limiting revenue recognition on certain sales of solutions and/or services to the actual cash received to date from the customer, provided that all other revenue recognition criteria have been satisfied.

Sale of Maintenance and Software Support: We recognize revenue from maintenance and software support when the services are performed or ratably over the related contract period. All significant costs and expenses associated with maintenance contracts are expensed as incurred. This approximates a ratable recognition of expenses over the contract period.

Sale of Hosted Solutions: We provide enhanced communications solutions to some customers on an outsourced basis through our hosted solutions business. While specific arrangements can vary, we generally build a customized solution to address a specific customer's business needs and then own, monitor, and maintain that system, ensuring that it processes the customer's business transactions in accordance with defined specifications. For our services, we generally receive a one-time setup fee paid at the beginning of the contract and a service fee paid monthly over the life of the contract. Most contracts range from 12 to 36 months in length.

We combine the setup fee and the total service fee to be received from the customer and recognize revenue ratably over the term of the hosted solutions contract. We capitalize the cost of the computer system(s) and related applications used to provide the service and depreciate such costs over the contract life (for assets unique to the individual contract) or the life of the equipment (for assets common to the general hosted solutions operations or for assets whose useful lives are shorter than the related contract term). We expense all labor and other period costs required to provide the service as we incur them.

Loss Contracts: We update our estimates of the costs necessary to complete all customer contracts in process on a quarterly basis. Whenever current estimates indicate that we will incur a loss on the completion of a contract, we immediately record a provision for such loss as part of the current period cost of goods sold.

Stock-Based Compensation

We adopted SFAS No. 123R, "Share-Based Payments," effective March 1, 2006 using the modified prospective transition method. Determining the amount and classification of expense for stock-based compensation, as well as the associated impact to the balance sheets and statements of cash flows, requires us to develop estimates of the fair value of stock-based compensation expenses using fair value models. The most significant assumptions used in calculating the fair value include the expected volatility, expected lives and estimated forfeiture rates for employee stock option grants.

We use a weighted average of the implied volatility, the most recent one-year volatility and the median historical volatility for the period of the expected life of the option to determine the expected volatility to be used in our fair value calculation, with the median historical volatility receiving the heaviest weighting of the three factors. We believe that this is the best available estimate of expected volatility. The expected lives of options are determined based on our historical stock option exercise experience. We believe the historical experience method is the best estimate of future exercise patterns currently available. Estimated forfeiture rates are derived from historical forfeiture patterns. We believe the historical experience method is the best estimate of forfeitures currently available. Changes to these assumptions or changes to our stock-based compensation plans, including the number of awards granted, could impact our stock-based compensation expense in future periods. We update these assumptions annually or as circumstances arise which would indicate the need for them to be updated more often.

Intangible Assets and Goodwill

Intangible Assets: Intangible assets are comprised of separately identifiable intangible assets arising out of our fiscal 2007 acquisition of certain assets of Nuasis, our fiscal 2006 acquisition of Edify and our fiscal 2000 acquisition of Brite, and certain capitalized purchased software. We amortize intangible assets using the straight-line method over each asset's estimated useful life. Such lives range from 18 months to 12 years. We review our intangible assets for possible impairment when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with such assets are less than the carrying amounts of the assets. In those situations, we recognize an impairment loss on the intangible asset equal to the excess of the carrying amount of the asset over the asset's fair value, generally based upon discounted estimates of future cash flows.

We expense the cost of internally developed software products and substantial enhancements to existing software products for sale until technological feasibility is established, after which point any additional costs are capitalized. Technological feasibility of a computer software product is established when we have completed all planning, designing, coding, and testing activities necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. No costs have been capitalized to date for internally developed software products and enhancements as our current process for developing software is essentially completed concurrent with the establishment of technological feasibility. We capitalize purchased software upon acquisition when such software is technologically feasible or if it has an alternative future use, such as use of the software in different products or resale of the purchased software.

Goodwill: Goodwill is attributable to our fiscal 2006 acquisition of Edify and our fiscal 2000 purchase of Brite. Under the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is presumed to have an indefinite life and is not subject to annual amortization. We do, however, perform an impairment test on our goodwill balance on at least an annual basis and more frequently if we identify triggering events on an interim basis. Our impairment review follows the two-step approach defined in SFAS No. 142. The first step compares the fair value of Intervoice with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is considered not impaired. If the carrying amount exceeds fair value, we compare the implied fair value of goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to the lesser of that excess or the carrying amount of goodwill.

Income Taxes

We recognize deferred income taxes using the liability method and reflect the tax impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. We provide a valuation allowance for deferred tax assets in circumstances where we do not consider realization of such assets to be more likely than not. This is a highly subjective assessment and requires us to evaluate the predictability of future taxable income while considering our operating history which includes significant losses in fiscal 2003 and 2002. In fiscal 2006, we reversed a significant portion of the valuation allowances originally recorded in fiscal 2002 and 2003 associated with deferred tax assets of our U.S. operations. We believe our profitability in the U.S. for fiscal 2007 and the previous three years and our projected future profitability make it more likely than not that we will realize the benefit of these previously reserved deferred tax assets. We continue to provide valuation allowances on foreign and state deferred tax assets and on certain U.S. federal deferred tax assets that will benefit equity if and when realized.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine that it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 also provides guidance on the derecognition of tax benefits, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 will also require significant additional disclosures regarding uncertain tax positions. FIN 48 is effective for years beginning after December 15, 2006 and we will be required to adopt the interpretation in the first quarter of fiscal 2008 on a prospective basis. We continue to evaluate the impact FIN 48 will have on our financial position and results of operations.

Results of Operations

The following table presents certain items as a percentage of sales for our last three fiscal years.

	Year Ended February 28		
	2007	2006	2005
Sales	100.0%	100.0%	100.0%
Cost of goods sold	45.0	43.7	44.2
Gross margin	55.0	56.3	55.8
Research and development expenses	12.0	10.7	8.6
Selling, general and administrative expenses	42.8	39.6	32.9
Amortization of acquisition related intangible assets	1.3	0.7	0.8
Settlement provision	0.5	—	—
Operating income (loss)	(1.6)	5.3	13.5
Other income (expense), net	0.6	1.4	0.2
Income (loss) before income taxes	(1.0)	6.7	13.7
Income taxes (benefit)	(0.1)	(3.1)	1.4
Net income (loss)	(0.9)%	9.8%	12.3%

Sales

Intervoice is a leading provider of converged voice and data solutions and related services. As used in this report, solutions sales include the sale of hardware and/or software applications and the related consulting services associated with designing, integrating, and installing custom applications to address customers' business needs. Recurring services include a suite of maintenance and software upgrade offerings and the provision of customized solutions to customers on a hosted solution (outsourced) basis. Our solutions product line includes voice portal, messaging, and payment solutions.

Our sales by product line for fiscal 2007, 2006 and 2005 were as follows (in millions):

	2007	% Change From Prior Year	2006	% Change From Prior Year	2005
Voice portal solution sales	$ 69.2	40.7%	$ 49.2	(33.5)%	$ 74.0
Messaging solution sales	14.6	(23.6)%	19.1	83.7%	10.4
Payment solution sales	8.6	(12.2)%	9.8	(39.1)%	16.1
Total solution sales	92.4	18.3%	78.1	(22.3)%	100.5
Maintenance and related services revenues	83.2	29.2%	64.4	8.4%	59.4
Hosted solutions revenues	20.7	(19.1)%	25.6	9.4%	23.4
Total recurring services revenues	103.9	15.4%	90.0	8.7%	82.8
Total Sales	$196.3	16.8%	$168.1	(8.3)%	$183.3

We assign revenues to geographic locations based on the location of the customer. Our net sales by geographic area for fiscal years 2007, 2006 and 2005 were as follows (in millions):

	2007	% Change From Prior Year	2006	% Change From Prior Year	2005
North America	$127.7	38.7%	$ 92.1	(14.6)%	$107.8
Europe	28.5	(27.1)%	39.1	(4.4)%	40.9
Middle East and Africa	15.4	(19.4)%	19.1	(10.3)%	21.3
Central and South America	14.7	16.7%	12.6	85.3%	6.8
Pacific Rim	10.0	92.3%	5.2	(20.0)%	6.5
Total	$196.3	16.8%	$168.1	(8.3)%	$183.3

International sales constituted 35% of total sales in fiscal 2007, 45% of total sales in 2006 and 41% of total sales in 2005.

Changes in foreign currency exchange rates from fiscal 2006 to 2007 served to increase sales for fiscal 2007 by approximately $1.3 million. Changes in foreign currency exchange rates from fiscal 2005 to 2006 served to decrease sales for fiscal 2006 by approximately $1.6 million.

Sales of voice portal solutions increased significantly in fiscal 2007 from fiscal 2006. All geographies except Europe reflected increases in voice portal sales during this timeframe, with the largest increase reflected in North America. This increase reflects the inclusion of sales to former Edify customers for the full year of fiscal 2007 including approximately $4.6 million recognized under an approximately $7.3 million sale to a major U.S. satellite television provider. Fiscal 2007 also included $2.5 million of revenue from a cash basis customer based in the Central and South American market as well as $3.5 million from a follow on order for incremental capacity from the same customer which was recognized on an accrual basis based upon several years of successful cash collections activities associated with this customer. Given the delays we are experiencing in collection of this receivable, we will return to the cash basis of accounting for future transactions with this customer. Sales of voice portal solutions declined significantly in fiscal 2006 from fiscal 2005 levels. A portion of the decline results from the fact that sales in fiscal 2005 included approximately $10.3 million recognized under an $11.4 million sale to a major U.S. wireless provider. There were no individual sales of this magnitude in fiscal 2006. The balance of the decline reflected weakness in our voice portal sales across all our major geographic markets, with the largest decline focused in North America. We believe some voice portal customers postponed investment decisions during fiscal 2006 while they continued to evaluate the effects of the market shift to open standards on their individual processing environments.

Fiscal 2006 included recognition of approximately $6.2 million under the first two contracts for our new advanced messaging product. Sales of messaging solutions decreased in fiscal 2007 from fiscal 2006. The largest decreases were reflected in the Middle East, Africa and Latin America where fiscal 2007 did not include any contracts of comparable size to the first two media exchange contracts recognized during fiscal 2006. One of these contracts was completed during the first quarter of fiscal 2007 and the second contract was completed during the first quarter of fiscal 2008.

Our sales of payment solutions in 2007 and 2006 primarily reflect sales of capacity upgrades to existing clients in the Middle East and Africa, Latin America and the Pacific Rim. The decline in such sales from fiscal 2005 to fiscal 2006 is largely attributable to the loss of an MEA customer who had purchased $4.9 million in payment solutions during fiscal 2005.

The 29.2% increase in maintenance and related service revenues in fiscal 2007 as compared to fiscal 2006 is comprised of increases of $19.6 million (35.3%) in maintenance revenues on voice portal solutions offset, in part, by decreases of $0.8 million (8.5%) in maintenance revenues on messaging and payment solutions. This increase resulted primarily from the acquisition of Edify. The 8.4% increase in our maintenance and related services revenues in fiscal 2006 as compared to fiscal 2005 is comprised of increases of $7.0 million (15.5%) in maintenance revenues on voice portal solutions offset, in part, by decreases of $2.0 million (13.8%) in maintenance revenues on messaging and payment solutions.

The 19.1% decrease in hosted solutions revenues in fiscal 2007 as compared to fiscal 2006 is comprised of growth of $2.1 million (16.2%) in revenues from our North American enterprise customers offset by reductions of $7.0 million (55.7%) from our international network customers. We recognized revenues totaling $3.0 million in fiscal 2007, $8.3 million in fiscal 2006 and $10.0 million in fiscal 2005 under one long-term international hosted solutions contract with a U.K. based network operator. This contract expired in July 2006. International hosted solutions revenues during fiscal 2007 included $1.4 million relating to services performed for an international hosted solutions customer for which we recognize revenue on a cash basis. We recognized $2.0 million and $1.5 million of similar sales to the same customer in fiscal 2006 and 2005, respectively. The 9.4% increase in hosted solutions revenues in fiscal 2006 as compared to fiscal 2005 is comprised of growth of $3.2 million (33.3%) in revenues from our North American enterprise customers offset, in part, by net reductions of $1.0 million (7.5%) in revenues from our international network customers.

No customer accounted for 10% of our total sales during fiscal 2007. We have historically made significant sales of solutions, maintenance and hosted solutions, including the hosted solutions described above, to O2. Such combined sales accounted for 10% of our total sales during fiscal 2006 and 2005. No other customer accounted for 10% or more of our sales during such periods.

We are prone to quarterly sales fluctuations. Some of our transactions are completed in the same fiscal quarter as ordered. The quantity and size of large sales (sales valued at approximately $2.0 million or more) during any quarter can cause wide variations in our quarterly sales and earnings, as such sales are unevenly distributed throughout the fiscal year. We use a system combining estimated sales from our recurring services contracts, "pipeline" of solution sales opportunities, and backlog of committed solution orders to estimate sales and trends in our business. For the years ended February 28, 2007, February 28, 2006 and February 28, 2005 sales were sourced as follows:

	Year Ended February 28		
	2007	2006	2005
	(Based on Averages of Quarterly Activity)		
Sales from recurring service and support contracts, including contracts for hosted solutions	53%	54%	45%
Sales from solutions backlog	27%	29%	41%
Sales from the pipeline	20%	17%	14%
	100%	100%	100%

Our service and support contracts range in original duration from one month to five years, with most hosted solutions contracts having initial terms of two to three years and most maintenance and related contracts having initial terms of one year. Because many of the longer duration contracts give customers early cancellation privileges, we do not consider our book of services contracts to be reportable backlog, as a portion of the potential revenue reflected in the contract values may never be realized. Nevertheless, it is easier for us to estimate service and support sales than to estimate solution sales for future quarters because the service and support contracts generally span multiple quarters and revenues recognized under each contract are generally similar from one quarter to the next.

Our backlog is made up of customer orders for solutions for which we have received complete purchase orders. At February 28, 2007, 2006 and 2005, our backlog of solutions sales was approximately $54.1 million, $33.9 million and $35.4 million, respectively. We generally expect all projects in our existing backlog to be initiated within fiscal 2008 and most of such backlog to be recognized as revenue during fiscal 2008. Approximately 10% to 20% of such backlog could revenue subsequent to fiscal 2008. Our ability to estimate the amount of backlog that will be converted to revenue in any fiscal quarter can be affected by factors outside our control, including changes in project timing requested by our customers and cash collections from certain international customers.

Our pipeline of opportunities for solutions sales is the aggregation of our sales opportunities for which we have not received a purchase order, with each opportunity evaluated for the date the potential customer will make a purchase decision, competitive risks, and the potential amount of any resulting sale. No matter how promising a pipeline opportunity may appear, there is no assurance it will ever result in a sale. Accordingly, upward or downward trends in our total pipeline are not considered meaningful from a financial analysis perspective. While we incorporate an estimate of sales from pipeline into our business planning and budgeting, pipeline estimates are necessarily speculative and may not consistently correlate to solutions sales in a particular quarter or over a longer period of time. While we know the amount of solutions backlog available at the beginning of a quarter, we must speculate on our pipeline of solutions opportunities for the quarter. Our accuracy in estimating total solutions sales for future fiscal quarters is, therefore, highly dependent upon our ability to successfully estimate which pipeline opportunities will close during the quarter.

To compete effectively in our target markets in fiscal 2008 and beyond, we believe we must continue to transition our products and services to an open, standards-based business model. We have historically provided complete, bundled hardware and software systems using internally developed components to address our customers' total business needs. Increasingly, the markets for our products are requiring a shift to the development of products and services based on an open, standards-based architecture such as the J2EE and Microsoft's®. NET environments utilizing VoiceXML, CCXML, SCXML and/or SALT standards. Such an open, standards-based approach allows customers to independently purchase and combine hardware components, standardized software modules, and customization, installation and integration services from individual vendors deemed to offer the best value in the particular class of product or service. In such an environment, we believe we may sell less hardware and fewer bundled systems and may become increasingly dependent on our development and sale of software application packages, customized software and consulting and integration services. This shift will place new challenges on our management to transition our products and to hire and retain the mix of personnel necessary to respond to this business environment, to adapt to the changing expense structure that the new environment may tend to foster, and to increase sales of services, customized software and application packages to offset reduced sales of hardware and bundled systems.

Special Charges

Fiscal 2007

During fiscal 2007, we incurred approximately $2.5 million in special charges in connection with three severance and organizational changes affecting approximately 55 positions. In addition, we incurred approximately $1.2 million in special charges in connection with the elimination of redundant office leases. The following table summarizes the effect on reported operating results by financial statement category of all special charges activities for fiscal 2007 (in millions):

	Cost of Goods Sold	Research and Development	Selling, General and Administrative	Total
Severance payments and related benefits	$1.0	$0.3	$1.2	$2.5
Facility costs	$—	$—	$1.2	$1.2
Total	$1.0	$0.3	$2.4	$3.7

Of this amount, $1.0 million remained accrued at February 28, 2007.

Fiscal 2006

During fiscal 2006, we incurred approximately $1.9 million in charges in connection with restructuring expenses for severance and organizational changes affecting approximately 50 persons made at the time of the acquisition of Edify. The following table summarizes the effect on reported operating results by financial statement category of such special charges (in millions):

	Cost of Goods Sold	Research and Development	Selling, General and Administrative	Total
Severance payments and related benefits	$0.5	$0.2	$1.2	$1.9

All amounts related to these special charges have been paid.

Cost of Goods Sold

Cost of goods sold was comprised of the following for the three years ended February 28, 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Solution COGS	$59.2	$48.0	$52.1
As percentage of solutions sales	64.1%	61.5%	51.9%
Services COGS	$29.1	$25.5	$28.9
As percentage of services revenues	28.0%	28.4%	35.0%
Total COGS	$88.3	$73.5	$81.0
As percentage of total sales	45.0%	43.7%	44.2%

During fiscal 2007 and 2006, we incurred special charges to cost of goods sold totaling $1.0 million (0.5% of sales) and $0.5 million (0.3% of sales), respectively, as described in the preceding Special Charges section. Cost of goods sold for fiscal 2007 included approximately $0.9 million of stock compensation expense, resulting from the adoption of SFAS No. 123R which requires us to include a compensation expense in our financials related to share-based awards. A significant portion of our solutions cost of goods sold is comprised of labor costs that are fixed over the near term as opposed to direct material and license/royalty costs that vary directly with sales volume. The increase in solutions cost of goods sold as a percentage of solutions sales in fiscal 2007 as compared to fiscal 2006 resulted primarily from the recording of a loss provision of approximately $1.9 million related to a $10.3 million media exchange contract entered into in February 2007. Progress on this percentage of completion project resulted in approximately $0.8 million of revenue on which we recognized no net margin during fiscal 2007. In addition, we recognized no net margin on approximately $0.7 million of revenue recognized on the first two contracts for our advanced messaging product — media exchange for networks. The increase in solutions costs of goods sold as a percentage of solutions sales in fiscal 2006 as compared to fiscal 2005 resulted largely from the changes in solution sales volume across the period which occurred without proportional increases or decreases in our fixed labor costs. In addition, as discussed in the Sales section above, we performed significant work during fiscal 2006 on the first two contracts for our new advanced messaging product — media exchange for networks. Because of the significant effort involved in these initial deployments of this product, we realized no net margin on approximately $6.2 million of revenue recognized during fiscal 2006.

During fiscal 2007, our services cost of goods sold increased in dollar amount and remained relatively unchanged as a percentage of services revenues as compared to fiscal 2006 levels. The increase in actual costs related to the increase in services revenues. During fiscal 2006, our services cost of goods sold declined both in dollar amount and as a percentage of services revenues over fiscal 2005 levels. The reduction in actual costs resulted primarily from contractual reductions in third party costs associated with our international hosted solutions business, reduced telecommunications costs negotiated based on higher volumes in our domestic hosted solutions business, and lower warranty and repairs and maintenance costs. The reduction in cost as a percent of recurring revenues resulted from these cost savings and from our ability to support net revenue growth in both our maintenance and hosted solutions business with limited additions to our existing cost structure. Our cost of goods sold percentage also benefited from a shift in the geographic mix of some maintenance revenues from areas with a relatively higher cost structure to lower cost areas.

Research and Development

Research and development expenses for the three years ended February 28, 2007, 2006 and 2005 were as follows (in millions):

	2007	2006	2005
Research and development expenses	$23.6	$17.9	$15.8
As percentage of total sales	12.0%	10.7%	8.6%

Research and development expenses for fiscal 2007 included approximately $0.5 million of stock compensation expense resulting from our adoption of SFAS No. 123R which requires us to include a compensation expense in our financial statements related to share-based awards. In addition, fiscal 2007 included a full year of the impact of the acquisition of Edify and the addition of resources to support the technology acquired from Nuasis. We incurred special charges of $0.3 million (0.2% of sales) and $0.2 million (0.1% of sales) in fiscal 2007 and 2006, respectively, as described in Special Charges above. Expenses were up approximately $0.9 million in fiscal 2006 as compared to fiscal 2005 as a result of the acquisition of Edify. The remainder of the increase in year-over-year R&D expenditures from fiscal 2005 to fiscal 2006 relates to the continued investment in various research and development initiatives involving packaged applications and voice over IP ("VoIP") as well as network product offerings. Recurring research and development expenses included the design of new products and the enhancement of existing products.

Our research and development spending is focused in six key areas. First, we are developing software tools to aid in the development and deployment of customer applications incorporating speech recognition, text-to-speech, and other rich media technologies for enterprises and wireless and wireline providers. Next, we are developing server-based application software platforms for operations and management of contact center, speech and call completion applications. These software platforms are branded under the name Media Exchange. We will use these software platforms for deployment and management of enterprise, wireless and wireline network operator applications, which are designed to operate in both J2EE and Microsoft's ®.NET enterprise computing environments. Third, we are developing media servers, "voice browsers," and call processing infrastructure based on open standards such as VoiceXML, CCXML, SCXML and SALT. These media servers are VoIP enabled, allowing operation in soft-switch and hybrid PSTN and VoIP networks. Fourth, we are developing packaged, speech enabled applications for the network operator and enterprise markets. These include a range of vertical and horizontal applications that are designed to greatly enhance customer return-on-investment by providing many commonly used configurable functions that can be deployed more quickly than custom applications. Fifth, we are developing software and tools designed to provide integration of live agent positions in a customer contact center setting. This software covers a broad range of functions including agent call-screen transfer, workflow management, full call recording, agent and supervisor management systems and reporting and various integration functions. Finally, we are developing modular productivity and communications applications for wireless and wireline applications including speech driven voice mail, voice activated dialing, and enhanced personal information management. The network products are also branded under the product name Media Exchange.

We expect to maintain a strong commitment to research and development so that we can remain at the forefront of technology development in our markets.

Selling, General and Administrative

Selling, general and administrative expenses for the three years ended February 28, 2007, 2006 and 2005 were as follows (in millions):

	2007	2006	2005
Selling, general and administrative expenses	$84.1	$66.5	$60.3
As percentage of total sales	42.8%	39.5%	32.9%

Selling, general and administrative expenses for fiscal 2007 included approximately $3.4 million due to our adoption of SFAS No. 123R which requires us to include a compensation expense in our financial statements related to share-based awards. Fiscal 2007 reflects a full year of the impact of the acquisition of Edify which affected salaries, commissions and related expenses. Sales and marketing expenses increased approximately $11.1 million from fiscal 2006 to fiscal 2007. In addition, depreciation expense increased by approximately $1.4 million for the same time frame, largely as a result of the start of depreciation related to the SAP system which went into production during the third quarter of fiscal 2007. Fiscal 2006 included increases of approximately $1.0 million for legal expenses primarily related to increased patent and merger and acquisition activities, $0.6 million for non-capitalizable contract labor associated with our SAP implementation and $0.3 million for website development and rebranding efforts. We incurred SG&A charges in connection with the Audit Committee and SEC investigations described in Item 3 of Part I of this Form 10-K of approximately $1.7 million, or 0.9% of total sales, during fiscal 2007, $1.1 million, or 0.7% of total sales, during fiscal 2006 and $2.0 million, or 1.1% of total sales, during fiscal

2005. SG&A expenses included special charges of $2.4 million (1.2% of sales) and $1.2 million (0.7% of sales) in fiscal 2007 and 2006, respectively, as described in "Special Charges" above.

Settlement provision

Fiscal 2007 includes approximately $0.9 million of expense related to an expected payment to the SEC based on the current status of discussions with the SEC regarding its investigation.

Amortization and Impairment of Goodwill and Acquired Intangible Assets

In connection with our purchase of certain assets from Nuasis in fiscal 2007, our purchase of Edify in fiscal 2006 and Brite in fiscal 2000, we recorded intangible assets and goodwill totaling $1.9 million, $35.5 million and $103.8 million, respectively. The separately identifiable intangible assets were assigned useful lives ranging from 18 months to 10 years. For the fiscal years ended February 28, 2007, 2006 and 2005, we recognized amortization expenses related to these intangible assets as follows (in millions):

	2007	2006	2005
Amortization of acquisition related intangible assets	$2.5	$1.2	$1.5

At February 28, 2007, we had $9.5 million in remaining net intangible assets other than goodwill which will be subject to amortization in future periods. The estimated amortization expense attributable to our intangible assets for each of the next five years is as follows (in millions):

Fiscal 2008	$2.8
Fiscal 2009	$2.5
Fiscal 2010	$1.8
Fiscal 2011	$1.3
Fiscal 2012	$0.5

We conducted our required annual test of goodwill impairment during the fourth quarters of fiscal 2007, 2006 and 2005. No impairment of goodwill was indicated.

Interest Income

Interest income was approximately $1.5 million, $2.2 million and $0.9 million in fiscal 2007, 2006 and 2005, respectively. The increase in interest income during fiscal 2006 resulted from our positive cash flow and from rising interest rates. During the fourth quarter of fiscal 2006, we used approximately $34.3 million of cash in connection with our acquisition of Edify. As a result, we earned less interest income in fiscal 2007 than in fiscal 2006.

Other Income (Expense)

Other income (expense) during fiscal 2007, 2006 and 2005 totaling approximately ($0.3) million, $0.1 million and $0.1 million, respectively, was comprised primarily of foreign currency transaction gains and losses. Fiscal 2007 also includes approximately $0.6 million primarily resulting from the sale of MetLife common stock acquired as a result of MetLife's demutualization which offsets the foreign currency loss reported in fiscal 2007.

Income Taxes

We recognized an income tax benefit of $0.2 million (11% of pretax loss) and $5.3 million (47% of pretax income) for fiscal 2007 and fiscal 2006, respectively, and income tax expense of $2.6 million (10% of pretax income) for fiscal 2005. The fiscal 2007 percentage differs from the U.S. statutory rate of 35% primarily as a result of the geographic mix of our operating results in foreign markets with varying tax rates and other permanent differences. The fiscal 2006 percentage differs from the U.S. statutory rate of 35% primarily as a result of the release of valuation allowances previously maintained against certain U.S. deferred tax assets and the favorable resolution of certain tax contingencies during the year offset, in part, by additional tax expense incurred on the repatriation of certain foreign earnings, all as further discussed below. The fiscal 2005 percentage differs from the U.S. statutory rate of 35% primarily as a result of the taxability in the U.S. of certain dividends deemed to have been received from our foreign subsidiaries, the use of certain fully reserved net operating loss carryforwards and other fully reserved deferred tax assets as further described below and the favorable resolution of certain tax contingencies.

During fiscal 2003 and 2002, we incurred significant losses. As a result, we were unable to conclude that it was more likely than not that we would recognize the benefit of our net deferred tax assets, and, accordingly, we established a valuation allowance against such assets. For the three years ended February 28, 2006, we reported profits on both our consolidated and U.S. operations. Given this history of profitability and our belief that we would continue to generate sufficient taxable income in the future to realize the benefits of certain of our remaining U.S. federal deferred tax assets, in February 2006 we benefited our fiscal 2006 income tax provision by reversing $4.4 million of valuation allowance associated with such assets. We continue to provide valuation allowances on foreign and state deferred tax assets and on certain U.S. federal deferred tax assets that will benefit equity if and when realized. These valuation allowances are provided because of remaining uncertainty about the realizability of such assets.

During fiscal 2006, we resolved various tax contingencies arising out of our U.S., U.K., German and MEA operations. The resolution of all such items resulted in a $3.2 million reduction in our tax expense for fiscal 2006 and was associated with the completion of audits of certain of our international tax returns and with the closing of certain tax periods due to the passage of time.

On October 22, 2004, the American Jobs Creation Act (the "AJCA") was signed into law. The AJCA provides for a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. During the fourth quarter of fiscal 2006, we elected to repatriate $10.3.million from our U.K. subsidiary pursuant to the provisions of the AJCA. In doing so, we incurred related income tax expense of approximately $1.0 million.

Our U.S. taxable income for fiscal 2005 included distributions deemed to have been made to our U.S. company by several of our foreign subsidiaries, including, particularly, our U.K. subsidiary. Such deemed distributions stemmed from the existence and ultimate settlement of intercompany debt owed by the U.S. entity to certain of our foreign subsidiaries and from the pledging of certain U.K. assets as collateral for a term loan that was outstanding for a portion of fiscal 2004.

During fiscal 2005, we used net operating losses carried forward from previous years and the reversal of certain temporary differences to offset virtually all of our U.S. taxable income. As a result, our current tax expense was limited to a small amount of U.S. alternative minimum tax expense and to tax expense on our international operations. The reversal of a portion of our deferred tax asset valuation allowances offset the deferred tax expense we would otherwise have incurred as a result of using the assets, and, as a result, our overall effective tax rate for the years was substantially less than the statutory rates. Tax expense for fiscal 2005 also reflected the benefit of a $0.9 million favorable tax settlement with a foreign government reached during the year.

At February 28, 2007, we had U.S. federal net operating loss carryforwards totaling $1.3 million. This amount, if not used, will expire beginning in fiscal 2021. All of these federal net operating loss carryforwards arose from employee stock option exercises. As a result, the realization of such carryforwards when used to reduce federal tax payments in fiscal 2008 and future years will increase equity and will not reduce our tax provision for those years.

Income From Operations and Net Income

We generated loss from operations of $3.1 million and net loss of $1.7 million during fiscal 2007 and income from operations and net income were $9.0 million and $16.5 million, respectively, during fiscal 2006. In fiscal 2007, our loss was primarily attributable to the increased research and development and other operating expenses to support the two acquisition activities undertaken late in fiscal 2006 and in fiscal 2007 and the increased investment in sales initiatives and marketing rebranding efforts to increase sales as well as stock-based compensation expense, increased restructuring expenses and loss provisions for a contract and the current status of settlement discussions with the SEC. In fiscal 2006, our reduced operating profitability was primarily attributable to the significant decline in our solution sales from prior year levels. The effect of this sales reduction on our fiscal 2006 net income was mitigated, in part, by the large tax benefits associated with the reversal of valuation allowances on deferred tax assets as described above.

Liquidity and Capital Resources

At February 28, 2007, we had $28.2 million in cash and cash equivalents, and we had no debt outstanding.

Operating cash flows for fiscal 2007 were impacted by increases in accounts receivable and inventory. Our accounts receivable at February 28, 2007 included approximately $2.7 million from a Venezuelan customer. Given the delays that we have experienced in collection of this receivable, we will return to the cash basis of accounting for future transactions with this customer. Our days sales outstanding of accounts receivable was 70 days at February 28, 2007, up from 57 days at February 28, 2006 due to the timing of billings within the quarter combined with the effect of the delayed collection of the Venezuelan receivable.

For sales of certain of our more complex, customized solutions (generally those with a sales price of $500,000 or more), we recognize revenue based on a percentage of completion methodology. Unbilled receivables accrued under this methodology totaled $7.3 million (19.7% of total net receivables) at February 28, 2007, as compared to $5.1 million (19.8% of total receivables) at February 28, 2006. We expect to bill and collect unbilled receivables as of February 28, 2007 within the next twelve months.

We generate a significant percentage of our sales, particularly sales of network solutions, outside the United States. Customers in certain countries are subject to significant economic and political challenges that affect their cash flow, and many customers outside the United States are generally accustomed to vendor financing in the form of extended payment terms. To remain competitive in markets outside the United States, we may offer selected customers such payment terms. In all cases, however, we only recognize revenue at such time as our solution or service fee is fixed or determinable, collectibility is probable and all other criteria for revenue recognition have been met. In some limited cases, this policy may result in our recognizing revenue on a "cash basis," limiting revenue recognition on certain sales of solutions and/or services to the actual cash received to date from the customer, provided that all other revenue recognition criteria have been satisfied.

We used $16.9 million of cash in net investing activities during fiscal 2007. Of this amount, we used $0.9 million for payment of expenses related to the acquisition of Edify, $2.4 million in the purchase of certain assets from Nuasis, $3.1 million to purchase equipment to expand our hosted solutions business, $7.3 million for costs in connection with our SAP implementation, and the remaining $3.2 million for replacement and expansion of our computing infrastructure and other capital purchases. We expect to make capital expenditures of approximately $8.0 million in fiscal 2008. Actual capital expenditures, however, are dependent, in part, on the level of expenditures made in connection with expansion of our hosted solutions business and could vary from this amount.

During fiscal 2007, our financing activities provided $2.4 million in net cash flow. Our option holders exercised options for 0.3 million shares of common stock and, in so doing, provided us with $0.7 million of cash. Financing activities also included approximately $1.7 million related to excess tax benefits resulting from the exercise of stock options.

Letter of Credit Facility

In February 2006, we terminated our existing line of credit and entered into a new letter of credit line with the lender. The letter of credit line provides that the lender will issue letters of credit not to exceed the principal amount of $2.0 million. At February 28, 2007, letters of credit totaling approximately $0.5 million were outstanding. Any draft actually paid by the lender will bear interest at a rate of one-fourth of one percent (0.25%) above the prime rate until the amount is repaid. This agreement contains certain representations and warranties, certain negative and affirmative covenants, and certain conditions and events of default which are customarily required for similar financings. As of February 28, 2007, we were in compliance with all such covenants.

Summary of Future Obligations

The following table summarizes our obligations and commitments as of February 28, 2007, to be paid in fiscal 2008 through 2012 (in millions):

	Payments Due by Period				
	Fiscal Year Ending February 28/29				
Nature of Commitment	2008	2009	2010	2011	2012
Operating lease payments	$3.1	$2.8	$2.4	$2.4	$2.4
Firm purchase commitments	2.9	0.4	—	—	—
Total obligations and commitments	$6.0	$3.2	$2.4	$2.4	$2.4

The operating lease payments shown above were our only off-balance sheet arrangements at February 28, 2007.

Most of our purchases are executed under cancelable purchase orders. The firm purchase commitments shown above are comprised of non-cancelable commitments for certain communications charges and royalties.

We believe our cash reserves and internally generated cash flow will be sufficient to meet our operating cash requirements for at least the next twelve months.

Impact of Inflation

We do not expect any significant short-term impact of inflation on our financial condition. Technological advances should continue to reduce costs in the computer and communications industries. Further, we presently are not bound by long-term fixed price sales contracts. The absence of such contracts should reduce our exposure to inflationary effects.

Selected Quarterly Financial Data (Unaudited)

	Three Months Ended			
Fiscal 2007	May 31, 2006	August 31, 2006	November 30, 2006*	February 28, 2007**
	(In millions, except per share data)			
Sales	$ 45.7	$50.5	$52.8	$ 47.4
Gross profit	25.9	28.0	28.8	25.4
Income (loss) from operations	(1.3)	2.0	(0.1)	(3.7)
Net income (loss)	(0.4)	1.6	(0.1)	(2.8)
Net income (loss) per basic share	(0.01)	0.04	0.00	(0.07)
Net income (loss) per diluted share	(0.01)	0.04	0.00	(0.07)

	Three Months Ended			
Fiscal 2006	May 31, 2005	August 31, 2005	November 30, 2005	February 28, 2006***
	(In millions, except per share data)			
Sales	$43.3	$43.3	$41.0	$40.5
Gross profit	24.3	24.0	23.1	23.1
Income (loss) from operations	4.5	4.5	2.8	(2.8)
Net income	3.9	4.6	3.6	4.3
Net income per basic share	0.10	0.12	0.09	0.11
Net income per diluted share	0.10	0.12	0.09	0.11

* During the third quarter of fiscal 2007, we incurred approximately $1.3 million in special charges in connection with organizational changes affecting approximately 35 positions. In addition, we incurred $1.1 million in special charges in connection with the elimination of redundant office leases.

** During the fourth quarter of fiscal 2007, we incurred approximately $0.7 million in special charges in connection with severance and organizational changes affecting approximately 10 positions. In addition, we incurred approximately $0.1 million in special charges in connection with the elimination of redundant office leases. We also recorded a loss provision of approximately $1.9 million related to a contract and a loss provision of approximately $0.9 million related to the current status of settlement discussions with the SEC.

*** We acquired all of the outstanding stock of Edify on December 30, 2005. Beginning December 31, 2005, our financial results include the operations of Edify. During the fourth quarter of fiscal 2006, we incurred approximately $1.9 million in charges in connection with restructuring expenses for severance and organizational changes affecting approximately 50 persons made at the time of the acquisition of Edify. In addition, for the fourth quarter of fiscal 2006, our income tax provision included benefits totaling $6.8 million resulting from the reversal of valuation allowances on certain deferred tax assets and from the resolution of tax contingencies, partially offset by a charge of $1.0 million related to the repatriation of foreign earnings.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We invest cash balances in excess of operating requirements in short-term securities that generally have maturities of 90 days or less. The carrying value of these securities approximates market value, and there is no long-term interest rate risk associated with these investments.

Foreign Currency Risks

We transact business in certain foreign currencies including, particularly, the British pound and the Euro. Our primary software application development, research and development and other administrative activities are conducted from offices in the United States and the United Kingdom, and our primary manufacturing operations are conducted in the United States. Virtually all sales arranged through our U.S. offices are denominated in U.S. dollars, which is the functional and reporting currency of our U.S. entity. Sales arranged through our U.K. subsidiary are denominated in various currencies, including the British pound, the U.S. dollar and the Euro; however, the U.K. subsidiary's functional currency is the British pound.

For the fiscal year ended February 28, 2007, sales originating from our U.K. subsidiary represented approximately 23% of consolidated sales. As a result of our international operations, we are subject to exposure from adverse movements in certain foreign currency exchange rates. We have not historically used foreign currency options or forward contracts to hedge our currency exposures because of variability in the timing of cash flows associated with our larger contracts, and we did not have any such hedge instruments in place at February 28, 2007. Rather, we attempt to mitigate our foreign currency risk by generally transacting business in the functional currency of each of our major subsidiaries, thus creating natural hedges by paying expenses incurred in the local currency in which revenues will be received.

As noted above, our operating results are exposed to changes in certain exchange rates including, particularly, those between the U.S. dollar, the British pound and the Euro. When the U.S. dollar strengthens against the other currencies, our sales are negatively affected upon the translation of U.K. operating results to the reporting currency. The effect of these changes on our operating profits varies depending on the level of British pound denominated expenses and the U.K. subsidiary's overall profitability. For the fiscal year ended February 28, 2007, the result of a hypothetical, uniform 10% strengthening in the value of the U.S. dollar relative to the British pound and the Euro would have been a decrease in sales of approximately $2.5 million and an increase in net income of approximately $1.7 million. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting sales and/or operating expenses, changes in exchange rates also could affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. This sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

Item 8. *Financial Statements and Supplementary Data*

The Report of Independent Registered Public Accounting Firm Ernst & Young LLP and the Consolidated Financial Statements of Intervoice as of February 28, 2007 and 2006 and for each of the three years in the period ended February 28, 2007 follow.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Intervoice, Inc.

We have audited the accompanying consolidated balance sheets of Intervoice, Inc. as of February 28, 2007 and 2006 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intervoice, Inc. at February 28, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note B and Note J to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation effective March 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Intervoice, Inc.'s internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 8, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
May 8, 2007

INTERVOICE, INC.

CONSOLIDATED BALANCE SHEETS

	February 28, 2007	February 28, 2006
	(In thousands, except share and per share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 28,215	$ 42,076
Trade accounts receivable, net of allowance for doubtful accounts of $1,476 in 2007 and $1,701 in 2006	36,837	25,745
Inventory	13,751	9,439
Prepaid expenses and other current assets	3,909	4,406
Income taxes receivable	1,098	—
Deferred income taxes	3,880	3,047
	87,690	84,713
Property and Equipment, net of accumulated depreciation of $62,419 in 2007 and $59,002 in 2006	34,429	28,893
Other Assets		
Intangible assets, net of accumulated amortization of $20,040 in 2007 and $17,343 in 2006	9,505	10,284
Goodwill	32,193	32,461
Long term deferred income taxes	4,613	1,330
Other assets	135	454
	$168,565	$158,135
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 12,881	$ 10,154
Accrued expenses	15,571	15,176
Customer deposits	4,365	6,157
Deferred income	32,368	32,172
Income taxes payable	—	484
Deferred income taxes	196	270
	65,381	64,413
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $100 par value — 2,000,000 shares authorized: none issued		
Common stock, no par value, at nominal assigned value — 62,000,000 shares authorized: 38,727,628 issued and outstanding in 2007, 38,470,087 issued and outstanding in 2006	19	19
Additional capital	101,608	92,050
Retained earnings	1,861	3,558
Accumulated other comprehensive loss	(304)	(1,905)
	103,184	93,722
	$168,565	$158,135

See notes to consolidated financial statements.

INTERVOICE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	February 28, 2007	February 28, 2006	February 28, 2005
	(In thousands, except per share data)		
Sales			
Solutions	$ 92,455	$ 78,107	$100,504
Recurring services	103,890	89,996	82,754
	196,345	168,103	183,258
Cost of goods sold			
Solutions	59,151	48,007	52,116
Recurring services	29,116	25,534	28,928
	88,267	73,541	81,044
Gross margin			
Solutions	33,304	30,100	48,388
Recurring services	74,774	64,462	53,826
	108,078	94,562	102,214
Research and development expenses	23,630	17,918	15,812
Selling, general and administrative expenses	84,120	66,462	60,265
Settlement provision	943	—	—
Amortization of acquisition related intangible assets	2,518	1,228	1,461
Income (loss) from operations	(3,133)	8,954	24,676
Interest income	1,526	2,245	914
Interest expense	(17)	(31)	(585)
Other income (expense)	(276)	56	60
Income (loss) before income taxes	(1,900)	11,224	25,065
Income taxes (benefit)	(203)	(5,265)	2,555
Net income (loss)	$ (1,697)	$ 16,489	$ 22,510
Net income (loss) per share — basic	$ (0.04)	$ 0.43	$ 0.62
Shares used in basic per share computation	38,585	38,064	36,214
Net income (loss) per share — diluted	$ (0.04)	$ 0.42	$ 0.59
Shares used in diluted per share computation	38,585	39,044	38,461

See notes to consolidated financial statements.

INTERVOICE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
			(In thousands, except share data)			
Balance at February 29, 2004	35,691,389	$18	$ 75,276	$(35,441)	$ (600)	$ 39,253
Net income	—	—	—	22,510	—	22,510
Foreign currency translation adjustment	—	—	—	—	539	539
Comprehensive income						23,049
Tax benefit from exercise of stock options	—	—	939	—	—	939
Exercise of stock options	1,504,827	1	9,206	—	—	9,207
Balance at February 28, 2005	37,196,216	$19	$ 85,421	$(12,931)	$ (61)	$ 72,448
Net income	—	—	—	16,489	—	16,489
Foreign currency translation adjustment	—	—	—	—	(1,844)	(1,844)
Comprehensive income						14,645
Utilization of net operating loss carryforward and current year tax benefits	—	—	952	—	—	952
Exercise of stock options	652,567	—	3,152	—	—	3,152
Exercise of warrants	621,304	—	2,500	—	—	2,500
Non-cash compensation	—	—	25	—	—	25
Balance at February 28, 2006	38,470,087	$19	$ 92,050	$ 3,558	$(1,905)	$ 93,722
Net income	—	—	—	(1,697)	—	(1,697)
Foreign currency translation adjustment	—	—	—	—	1,601	1,601
Comprehensive income (loss)						(96)
Utilization of net operating loss carryforward and current year tax benefits	—	—	3,823	—	—	3,823
Exercise of stock options	257,541	—	715	—	—	715
Non-cash compensation	—	—	5,020	—	—	5,020
Balance at February 28, 2007	38,727,628	$19	$101,608	$ 1,861	$ (304)	$103,184

See notes to consolidated financial statements.

INTERVOICE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	February 28, 2007	February 28, 2006	February 28, 2005
	(In thousands)		
Operating activities			
Net income (loss)	$ (1,697)	$ 16,489	$ 22,510
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	11,433	8,602	7,733
Deferred income taxes	(4,205)	(4,082)	—
Provision for doubtful accounts	475	506	312
Write down of inventories	—	501	57
Disposal of equipment	145	23	(4)
Foreign exchange loss (gain)	275	(233)	(271)
Utilization of net operating loss carryforward	2,153	603	—
Tax benefit from exercise of stock options	—	349	939
Non-cash compensation	5,020	25	—
Changes in operating assets and liabilities:			
Accounts receivable	(10,010)	10,085	(8,701)
Inventories	(3,110)	(3,296)	807
Prepaid expenses and other assets	758	546	895
Accounts payable and accrued expenses	2,997	(3,977)	1,822
Income taxes payable	(1,548)	(3,506)	(3,280)
Customer deposits	(1,792)	(714)	385
Deferred income	(863)	4,817	1,732
Other	205	(16)	560
Net cash provided by operating activities	236	26,722	25,496
Investing activities			
Purchase of Edify Corporation, net of cash acquired	(926)	(34,341)	—
Purchase of property and equipment	(13,571)	(13,182)	(7,253)
Purchase of Nuasis assets, net of cash acquired	(2,439)	—	—
Other	—	(300)	—
Net cash used in investing activities	(16,936)	(47,823)	(7,253)
Financing activities			
Paydown of debt	—	(1,733)	(19,368)
Premium on early extinguishment of debt	—	—	(5)
Borrowings	—	—	8,000
Restricted cash	—	—	2,750
Exercise of stock options	715	3,152	9,207
Tax benefit from exercise of stock options	1,669	—	—
Exercise of warrants	—	2,500	—
Net cash provided by financing activities	2,384	3,919	584
Effect of exchange rate on cash	455	(984)	556
Increase (decrease) in cash and cash equivalents	(13,861)	(18,166)	19,383
Cash and cash equivalents, beginning of period	42,076	60,242	40,859
Cash and cash equivalents, end of period	$ 28,215	$ 42,076	$ 60,242

See notes to consolidated financial statements.

INTERVOICE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Description of Business

Intervoice, Inc. (together with our subsidiaries) is a leader in providing converged voice and data solutions for the network and enterprise markets. Through our open, standards based product suites, we offer speech-enabled voice portal applications, multi-media and network-grade portals, voicemail and prepaid calling solutions that allow network operators and service providers to increase revenue through value-added services and/or reduce costs through automation and that allow enterprise customers to reduce costs and improve customer service levels. In addition, we provide a suite of consulting services including implementation, business and technical consulting services and recurring maintenance services that supports our installed systems. To further leverage the strong return-on-investment offered by our systems offerings, we also offer enhanced communications solutions to our customers on a hosted solution (outsourced) basis.

Note B — Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Intervoice. and our subsidiaries, all of which are directly or indirectly 100% owned by Intervoice. All significant intercompany transactions and accounts have been eliminated in consolidation. Financial statements of our foreign subsidiaries have been translated into U.S. dollars at current and average exchange rates. Resulting translation adjustments are recorded in stockholders' equity as a part of accumulated other comprehensive loss. Any foreign currency transaction gains or losses are included in the accompanying consolidated statements of operations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents include investments in highly liquid securities with a maturity of three months or less at the time of acquisition. The carrying amount of these securities approximates fair market value. Interest income was $1.5 million, $2.2 million and $0.9 million in fiscal 2007, 2006 and 2005, respectively.

Inventories: Inventories are valued at the lower of cost or market. Inventories are recorded at standard cost which approximates actual cost determined on a first-in, first-out basis. We periodically review our inventories for unsaleable or obsolete items and for items held in excess quantities based on current and projected usage. Adjustments are made where necessary to reduce the carrying value of individual items to reflect the lower of cost or market, and any such adjustments create a new carrying value for the affected items.

Property and Equipment: Property and equipment is stated at cost. Depreciation is provided using the straight-line method over each asset's estimated useful life. The range of useful lives by major category is as follows: buildings: 5 to 40 years; computer equipment and software: 3 to 7 years; furniture, fixtures and other: 5 years; and service equipment: 3 years. Depreciation expense totaled $8.7 million, $7.0 million and $6.1 million in fiscal 2007, 2006 and 2005, respectively.

Intangible Assets and Impairment of Long-Lived Assets: Intangible assets are comprised of separately identifiable intangible assets arising out of our fiscal 2007 purchase of certain assets of Nuasis, our fiscal 2006 acquisition of Edify (See Note C — "Acquisition of Edify Corporation") and our fiscal 2000 acquisition of Brite and certain capitalized purchased software. We amortize intangible assets using the straight-line method over each asset's estimated useful life. Such lives range from eighteen months to twelve years. Amortization expense for these items totaled $2.7 million, $1.6 million and $1.7 million in fiscal 2007, 2006 and 2005, respectively. We review our intangible and other long-lived assets for possible impairment when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with such assets are less than the carrying amounts of the assets. In those situations, we recognize an impairment loss on the intangible asset equal to the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows (See "Note D — Goodwill and Intangible Assets"). No impairment was indicated for fiscal 2007, 2006 or 2005.

We expense the cost of internally developed software products and substantial enhancements to existing software products for sale until technological feasibility is established, after which point any additional costs are capitalized. Technological feasibility of a computer software product is established when we have completed all planning, designing, coding, and testing activities necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. No costs have been capitalized to date for internally developed software products and enhancements as our current process for developing software is essentially completed concurrent with the establishment of technological feasibility. We capitalize purchased software upon acquisition when such software is technologically feasible or if it has an alternative future use, such as use of the software in different products or resale of the purchased software.

Goodwill: Goodwill is attributable to our fiscal 2006 purchase of Edify (See Note C) and our fiscal 2000 purchase of Brite. Under the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is presumed to have an indefinite life and is not subject to annual amortization. We, however, do perform an impairment test on our goodwill balance on at least an annual basis and at any interim date at which we identify that a triggering event has occurred. No impairment was indicated for fiscal 2007, 2006 or 2005.

Customer Deposits: Customer deposits is comprised of amounts received from customers for orders not yet fulfilled.

Deferred Income: Deferred income is comprised primarily of amounts collected but not yet earned under annual maintenance and software support contracts. We recognize revenue from such contracts ratably over the term of the contracts.

Product Warranties: We provide limited warranties on the sale of certain of our solutions. Such warranties cover routine bug-fixes and hardware problems and do not provide a right to system upgrades and enhancements. The warranties are typically valid for one year. At February 28, 2007 and 2006, our accrued warranty costs totaled $0.9 million and $1.0 million, respectively.

Revenue Recognition: We recognize revenue from the sale of hardware and software solutions, from the delivery of recurring maintenance and software support associated with installed solutions and from the provision of our enterprise and network solutions on a hosted solution basis. Our policies for revenue recognition follow the guidance in Statement of Position No. 97-2 "Software Revenue Recognition," as amended (SOP 97-2), SEC Staff Accounting Bulletin No. 104 (SAB 104) and EITF 00-21 "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). If contracts include multiple elements, each element of the arrangement is separately identified and accounted for based on the relative fair value of such element as evidenced by vendor specific objective evidence. In situations where vendor specific objective evidence exists for all undelivered elements, but does not exist for one or more of the delivered elements, the residual method is used. In these cases, the vendor specific objective evidence of fair value of the undelivered items is deferred and the residual is recognized as revenue related to the delivered elements. Revenue is not recognized on any element of the arrangement if undelivered elements are essential to the functionality of the delivered elements.

Sale of Hardware and Software Solutions: Many of our sales are of customized software or customized hardware/software solutions. Such solutions incorporate newly designed software and/or standard building blocks of hardware and software which have been significantly modified, configured and assembled to match unique customer requirements defined at the beginning of each project. We account for sales of these customized solutions using contract accounting principles, following the relevant guidance in Statement of Position No. 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1), under either the percentage of completion ("POC") or completed contract methodology, as further described below. In other instances, particularly in situations where we sell to distributors or where we are supplying only additional product capacity (i.e., similar hardware and software solutions to what is already in place) for an existing customer, we may sell solutions that do not require significant customization. In those situations, we recognize revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. Typically, this is at shipment when there is no installation obligation or at the completion of minor post-shipment installation obligations.

Generally, we use POC accounting for our more complex custom solutions. In determining whether a particular sale qualifies for POC treatment, we consider multiple factors including the value of the contract and the degree of customization inherent in the project. Projects normally must have an aggregate value of more than $500,000 to qualify for POC treatment. For a project accounted for under the POC method, we recognize revenue as work progresses over the life of the project based on a comparison of actual labor hours worked to current estimates of total labor hours required to complete the project. We review and update project estimates on a quarterly basis. Unbilled receivables accrued under this POC methodology totaled $7.3 million (20% of total net receivables) and $5.1 million (20% of total net receivables) at February 28, 2007 and 2006, respectively. We expect to bill and collect unbilled receivables as of February 28, 2007 within the next twelve months.

The terms of most POC projects require customers to make interim progress payments during the course of the project. These payments and a written customer acknowledgement at the completion of the project, usually following a final customer test phase, document the customer's acceptance of the project. In some circumstances, the passage of a contractually defined time period or the customer's use of the solution in a live operating environment may also constitute final acceptance of a project.

We use completed contract accounting for smaller custom projects not meeting the POC thresholds described above. We also use completed contract accounting in situations where the technical requirements of a project are so complex or are so dependent on the development of new technologies or the unique application of existing technologies that our ability to make reasonable estimates is in doubt or in situations where a sale is subject to unusual "inherent hazards." Such hazards are unrelated to, or only incidentally related to, our typical activities and include situations where the enforceability of a contract is suspect, completion of the contract is subject to pending litigation, or where the solutions produced are subject to condemnation or expropriation risks. These latter situations are extremely rare. For all completed contract sales, we recognize revenue upon customer acceptance as evidenced by a written customer acknowledgement, the passage of a contractually defined time period or the customer's use of the solution in a live operating environment.

We generate a significant percentage of our sales, particularly sales of network solutions, outside the United States. Customers in certain countries are subject to significant economic and political challenges that affect their cash flows, and many customers outside the United States are generally accustomed to vendor financing in the form of extended payment terms. To remain competitive in markets outside the United States, we may offer selected customers such payment terms. In all cases, however, we only recognize revenue at such time as our solution or service fee is fixed or determinable, collectibility is probable and all other criteria for revenue recognition have been met. In some limited cases, this policy causes us to recognize revenue on a "cash basis," limiting revenue recognition on certain sales of solutions and/or services to the actual cash received to date from the customer, provided that all other revenue recognition criteria have been satisfied.

Sale of Maintenance and Software Support: We recognize revenue from maintenance and software support when the services are performed or ratably over the related contract period. All significant costs and expenses associated with maintenance contracts are expensed as incurred. This approximates a ratable recognition of expenses over the contract period.

Sale of Hosted Solutions: We provide enhanced communications solutions to some customers on an outsourced basis through our hosted solution business. While specific arrangements can vary, we generally build a customized solution to address a specific customer's business need and then own, monitor, and maintain that system, ensuring that it processes the customer's business transactions in accordance with defined specifications.

For our services, we generally receive a one-time setup fee paid at the beginning of the contract and a service fee paid monthly over the life of the contract. Most contracts range from 12 to 36 months in length.

We combine the setup fee and the total service fee to be received from the customer and recognize revenue ratably over the term of the hosted solutions contract. We capitalize the cost of the computer system(s) and related applications used to provide the service and depreciate such costs over the contract life (for assets unique to the individual contract) or the life of the equipment (for assets common to the general hosted solutions operations or for assets whose useful lives are shorter than the related contract term). We expense all labor and other period costs required to provide the service as we incur them.

Loss Contracts: We update our estimates of the costs necessary to complete all customer contracts in process on a quarterly basis. Whenever current estimates indicate that we will incur a loss on the completion of a contract, we immediately record a provision for such loss as part of the current period cost of goods sold.

Research and Development: Research and development costs are expensed as incurred.

Advertising Costs: Advertising costs are expensed as incurred. Advertising expense was $3.4 million in fiscal 2007, $2.1 million in fiscal 2006 and $2.2 million in fiscal 2005.

Income Taxes: We recognize deferred income taxes using the liability method to reflect the tax impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. We provide a valuation allowance for deferred tax assets in circumstances where we do not consider realization of such assets to be more likely than not. This is a highly subjective assessment and requires us to evaluate the predictability of future taxable income while considering our operating history which includes significant losses in fiscal 2003 and 2002. During fiscal 2006, we reversed a significant portion of the valuation allowances associated with deferred tax assets of our U.S. operations. (See Note I — "Income Taxes").

In June 2006, the FASB issued FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine that it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 also provides guidance on the derecognition of tax benefits, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also requires significant additional disclosures regarding uncertain tax positions. FIN 48 is effective for years beginning after December 15, 2006 and we will be required to adopt the interpretation in the first quarter of fiscal 2008 on a prospective basis. We continue to evaluate the impact FIN 48 will have on our financial position and results of operations.

Stock-based Compensation: We adopted SFAS No. 123R effective March 1, 2006 using the modified prospective transition method. Determining the amount and classification of expense for stock-based compensation, as well as the associated impact to the balance sheets and statements of cash flows, requires us to develop estimates of the fair value of stock-based compensation expenses using fair value models. The most significant assumptions used in calculating the fair value include the expected volatility, expected lives and estimated forfeiture rates for employee stock option grants (See Note J — "Stock-Based Compensation").

We use a weighted average of the implied volatility, the most recent one-year volatility and the median historical volatility for the period of the expected life of the option to determine the expected volatility to be used in our fair value calculation, with the median historical volatility receiving the heaviest weighting of the three factors. We believe that this is the best available estimate of expected volatility. The expected lives of options are determined based on our historical stock option exercise experience. We believe the historical experience method is the best estimate of future exercise patterns currently available. Estimated forfeiture rates are derived from historical forfeiture patterns. We believe the historical experience method is the best estimate of forfeitures currently available. Changes to these assumptions or changes to our stock-based compensation plans, including the number of awards granted, could impact our stock-based compensation expense in future periods. We update these assumptions annually or as circumstances arise which would indicate the need for them to be updated more often.

Note C — Acquisition of Edify Corporation

On December 30, 2005, we completed our acquisition of Edify, a leading global supplier of interactive voice response solutions, from S1 Corporation ("S1"). While Edify was smaller in revenues and personnel than Intervoice, Edify possessed a diverse customer base and marketing strengths that, when added to the capabilities of Intervoice, allow the combined company to enhance its position of leadership in the enterprise voice portal market. The merger was a taxable event and is being accounted for as a purchase of a business. Our statement of operations for fiscal 2006 reflects the results of operations of Edify beginning December 31, 2005. The total purchase price of $35.5 million is comprised of payments to S1 of $34.1 million and estimated transaction costs of $1.4 million. The allocation of the purchase consideration is as follows (in millions):

Cash	$ 0.2
Accounts receivable, net	4.8
Prepaid expenses	0.7
Property and equipment, net	0.5
Separately identifiable intangible assets	6.8
Goodwill	28.8
Other assets	0.3
Total assets acquired	$42.1
Accounts payable	$ 0.3
Accrued restructuring costs	0.3
Other accrued liabilities	2.7
Deferred income	3.3
Total liabilities assumed	$ 6.6
Total purchase price	$35.5

The value assigned to separately identifiable intangible assets is comprised of $4.0 million for developed technology with an estimated useful life of five years, $2.5 million for customer relationships with an estimated useful life of eight years, and $0.3 million for trademarks and trade names with an estimated useful life of eighteen months. We expect to amortize these intangible assets on a straight line basis over their respective estimated useful lives (See Note D — "Goodwill and Intangible Assets"). Of the recorded goodwill of approximately $28.8 million, approximately $19.6 million is deductible for tax purposes.

The value assigned to deferred income reflects a reduction of $1.3 million in the historical balance that was necessary in order to record deferred income at fair value. This reduction reduced income recognized in the first year following the acquisition from that which would have been recognized by Edify in the absence of the acquisition.

The accrued restructuring costs of $0.3 million are comprised of severance and related costs associated with our elimination of 19 Edify positions identified at the time of the acquisition. We paid these amounts during fiscal 2007.

The following unaudited pro forma information represents our results of operations for the fiscal years ended February 28, 2006 and 2005 as if the Edify acquisition had occurred at March 1, 2005 and 2004. The pro forma information has been prepared by combining the results of operations of Intervoice and Edify, adjusted for additional amortization expense of identified intangibles, a reduction in interest income as a result of our use of cash to acquire Edify and pay transaction costs, and the resulting impact on the provision for income taxes. The unaudited pro forma information does not purport to be indicative of what would have occurred had the Edify acquisition occurred as of the date assumed or of results of operations which may occur in the future (in millions, except per share data):

	Fiscal Year Ended February 28,	
	2006	2005
	(Unaudited)	
Sales	$198.4	$220.4
Income before income taxes	11.4	23.0
Net income	16.6	20.6
Net income per share — diluted	0.43	0.54

Note D — Goodwill and Intangible Assets

The changes in the carrying value of goodwill for the years ended February 28, 2007 and 2006 are as follows (in millions):

Balance at February 28, 2005	$ 3.4
Additions — Acquisition of Edify	29.1
Impairment charges	—
Balance at February 28, 2006	$32.5
Additions	—
Adjustments — Edify	(0.3)
Impairment charges	—
Balance at February 28, 2007	$32.2

Intangible assets other than goodwill at February 28, 2007 and 2006 are comprised of the following (in millions):

		February 28, 2007		
Amortized Intangible Assets	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Unamortized Balance
Customer relationships — Brite	10 years	$18.6	$16.3	$2.3
Developed technology — Edify	5 years	4.0	0.9	3.1
Customer relationships — Edify	8 years	2.5	0.4	2.1
Trademark/trade name — Edify	18 months	0.3	0.2	0.1
Purchased technology — Nuasis	5 years	1.9	0.2	1.7
Other intangibles	5-12 years	2.2	2.0	0.2
Total		$29.5	$20.0	$9.5

		February 28, 2006		
Amortized Intangible Assets	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Unamortized Balance
Customer relationships — Brite	10 years	$18.6	$15.3	$ 3.3
Developed technology — Edify	5 years	4.0	0.1	3.9
Customer relationships — Edify	8 years	2.5	0.1	2.4
Trademark/trade name — Edify	18 months	0.3	—	0.3
Other intangibles	5-12 years	2.3	1.9	0.4
Total		$27.7	$17.4	$10.3

The estimated amortization expense attributable to these intangible assets for each of the next five years is as follows (in millions):

Fiscal 2008	$2.8
Fiscal 2009	$2.5
Fiscal 2010	$1.8
Fiscal 2011	$1.3
Fiscal 2012	$0.5

Note E — Inventory

Inventory at February 28, 2007 and 2006 consisted of the following (in millions):

	2007	2006
Purchased parts	$ 4.5	$3.9
Work in progress	9.3	5.5
	$13.8	$9.4

Note F — Property & Equipment

Our property and equipment consisted of the following (in millions):

	February 28, 2007	February 28, 2006
Land and buildings	$ 17.4	$ 16.9
Computer equipment and software	52.3	42.8
Furniture and fixtures	3.3	3.2
Hosted solutions equipment	16.5	16.3
Maintenance services equipment	7.3	8.7
	96.8	87.9
Less allowance for accumulated depreciation	(62.4)	(59.0)
Property and equipment, net	$ 34.4	$ 28.9

At February 28, 2007 and 2006, the balance in our computer equipment and software account included approximately $14.9 million and $8.0 million, respectively, in capitalized costs associated with the first phase of our SAP implementation. Depreciation on approximately $2.6 million of the total began during the third quarter of fiscal 2006 as certain elements of the SAP project were placed into service. Depreciation on approximately $0.5 million additional of the total began during the second quarter of fiscal 2007, and depreciation on the remaining balance began in the third quarter of fiscal 2007 as the remainder of the system was placed in service, and is being amortized over 7 years. We have capitalized approximately $0.5 million associated with subsequent phases of our SAP implementation during the fourth quarter of fiscal 2007. These amounts will begin being depreciated when the related functionality is placed into service.

Note G — Accrued Expenses

Accrued expenses consisted of the following at February 28, 2007 and 2006 (in millions):

	2007	2006
Accrued compensation and other employee related costs, including accrued vacation	$ 8.9	$ 8.7
Other	6.7	6.5
	$15.6	$15.2

Note H — Long-Term Borrowings

We had no debt outstanding at February 28, 2007 or 2006.

Letter of Credit Facility

In February 2006, we terminated our existing line of credit and entered into a new letter of credit line with the lender. The letter of credit line provides that the lender will issue letters of credit not to exceed the principal amount of $2.0 million. At February 28, 2007, letters of credit totaling approximately $0.5 million were outstanding. Each draft actually paid by the lender will bear interest at a rate of one-fourth of one percent (0.25%) above the prime rate until the amount is fully repaid to the lender. This agreement contains certain representations and warranties, certain negative and affirmative covenants, certain conditions and events of default which are customarily required for similar financings. As of February 28, 2007, we were in compliance with all such covenants.

Cash Interest Paid

We made interest payments totaling less than $0.1 million in each of fiscal 2007 and 2006 and $0.6 million in fiscal 2005.

Note I — Income Taxes

Our income before income taxes was attributable to our domestic and foreign operations as follows (in millions):

Fiscal Year	Domestic Operations	Foreign Operations	Total
2007	$ 0.9	$(2.8)	$ (1.9)
2006	5.8	5.4	11.2
2005	15.4	9.7	25.1

Our income tax provision (benefit) attributable to income before income taxes was comprised of the following elements (in millions):

	2007	2006	2005
Income tax provision (benefit):			
Current:			
Federal	$ 0.3	$(1.1)	$ 0.6
State	—	(0.1)	(0.1)
Foreign	(0.6)	—	2.1
Total current	(0.3)	(1.2)	2.6
Deferred:			
Federal	—	(4.4)	—
State	—	—	—
Foreign	0.1	0.3	—
Total deferred	0.1	(4.1)	—
	$(0.2)	$(5.3)	$ 2.6

A reconciliation of our income tax expense (benefit) with the United States federal statutory rate is as follows (in millions):

	2007		2006		2005	
Federal income taxes (benefit) at statutory rates	$(0.7)	35%	$ 3.9	35%	$ 8.8	35%
AJCA repatriation tax	—	—	1.0	9	—	—
Deemed dividends and other taxable income from wholly owned foreign subsidiaries	—	—	—	—	1.3	5
Release of valuation allowance in February 2006	—	—	(4.4)	(39)	—	—
Change in valuation allowance, primarily as a result of the use of net operating losses and tax credits carried forward from prior years	—	—	(0.6)	(5)	(6.2)	(25)
Resolution of tax contingencies	—	—	(3.2)	(29)	(0.9)	(4)
Other foreign tax adjustments	—	—	(0.4)	(4)	—	—
Effect of non-U.S. tax rates	0.3	(14)	(0.6)	(5)	(0.2)	(1)
State taxes and foreign taxes withheld, net of federal effect	0.1	(5)	(0.1)	(1)	(0.1)	—
Other	0.1	(5)	(0.9)	(8)	(0.1)	—
	$(0.2)	(11)%	$(5.3)	(47)%	$ 2.6	10%

We paid income taxes, net, of $1.9 million, $0.6 million, and $4.6 million in fiscal 2007, 2006, and 2005, respectively.

During fiscal 2003 and 2002, we incurred significant losses. As a result, we were unable to conclude that it was more likely than not that we would recognize the benefit of our net deferred tax assets, and, accordingly, we established a valuation allowance against such assets. For the three years ended February 28, 2006, we reported profits on both our consolidated and U.S. operations. During those years, we used net operating losses and credits carried forward from previous years and the reversal of certain temporary differences to offset virtually all of our U.S. taxable income. The reversal of a portion of our deferred tax asset valuation allowances offset the deferred tax expense we would otherwise have incurred as a result of using the assets, and, as a result, our overall effective tax rate for the years was substantially less than the statutory rates.

Given our three year history of profitability as of February 28, 2006 and our belief that we would continue to generate sufficient taxable income in the future to realize the benefits of certain of our remaining U.S. federal deferred tax assets, in February 2006 we reversed an additional $4.4 million of valuation allowance associated with such assets. We continued to provide valuation allowances on certain foreign and state deferred tax assets and on certain U.S. federal deferred tax assets that will benefit equity if and when realized. These valuation allowances are provided because of remaining uncertainty about the realizability of such assets.

On October 22, 2004, the AJCA was signed into law. The AJCA provides for a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. During the fourth quarter of fiscal 2006, we elected to repatriate $10.3 million from our U.K. subsidiary pursuant to the provisions of the AJCA. In doing so, we incurred related income tax expense of approximately $1.0 million.

During fiscal 2006, we resolved various tax contingencies arising out of our U.S., U.K., German and MEA operations. The resolution of all such items resulted in a $3.2 million reduction in our tax expense for fiscal 2006 and was associated with the completion of audits of certain of our international tax returns and with the closing of certain tax periods due to the passage of time. Tax expense for fiscal 2005 reflected the benefit of a $0.9 million favorable tax settlement with a foreign government reached during the year.

Our U.S. taxable income for fiscal 2005 included distributions deemed to have been made to our U.S. company by several of our foreign subsidiaries, including, particularly, our U.K. subsidiary. Such deemed distributions stemmed from the existence and ultimate settlement of intercompany debt, owed by the U.S. entity to certain of its foreign subsidiaries and from the pledging of certain U.K. assets as collateral for a term loan that was outstanding for a portion of fiscal 2004.

Deferred taxes arise because we recognize the effect of certain transactions in different periods for financial and tax reporting purposes. Our deferred tax assets and liabilities were comprised of the following significant components at February 28, 2007 and 2006 (in millions):

	2007	2006
Deferred Tax Assets:		
Net operating loss carryforwards	$ 1.2	$ 3.9
Tax credit carryforwards	4.1	3.1
Accrued expenses	2.2	1.8
Inventory	1.4	1.5
Depreciation and amortization	1.4	1.0
Deferred revenue	0.4	0.1
Allowance for doubtful accounts	0.4	0.4
Stock-based compensation	1.5	0.0
Other items	0.4	0.9
Total deferred tax assets	13.0	12.7
Valuation allowance	(2.9)	(6.4)
Net deferred tax assets	10.1	6.3
Deferred tax liabilities:		
Acquisition-related identified intangibles	(1.0)	(1.2)
Other items	(0.8)	(1.0)
Total deferred tax liabilities	(1.8)	(2.2)
Net deferred tax assets	$ 8.3	$ 4.1

At February 28, 2007, the net deferred income tax assets of $8.3 million were presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $8.5 million and deferred income tax liabilities of $0.2 million.

At February 28, 2007, we had U.S. federal net operating loss carryforwards totaling $1.3 million. This amount, if not used, will expire beginning in fiscal 2021. These federal net operating loss carryforwards arose from employee stock option exercises and certain foreign exchange losses. As a result, the realization of such carryforwards when used to reduce federal tax payments in fiscal 2008 and future years will increase equity and will not reduce our tax provision for those years.

During fiscal 2007, we utilized $8.8 million of U.S. federal net operating loss carryforwards arising from employee stock option exercises and foreign currency tax benefits to reduce our U.S. federal taxable income. In addition, we utilized current year income tax deductions associated with the exercise of employee stock options to reduce U.S. and U.K. taxable income. All of these tax deductions totaled $3.8 million and are reflected as an increase in equity.

We do not provide for U.S. federal income taxes on undistributed earnings of our non-U.S. subsidiaries because, in the opinion of management, such earnings are indefinitely reinvested outside of the U.S. Should these earnings be distributed in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes in certain foreign jurisdictions. As of February 28, 2007, the unrecognized deferred income taxes on these earnings was approximately $3.7 million.

Note J — Stock-Based Compensation

Our shareholders approved the 2005 Stock Incentive Plan in July 2005. This plan encompasses all remaining shares available for grant under all prior plans. As of February 28, 2007, we had reserved 9,172,078 shares of common stock for issuance under the plan, with 8,108,143 shares reserved for stock options and restricted stock units outstanding at that date and 1,063,935 shares reserved for future grants. The Compensation Committee of our Board of Directors controls the granting of options and restricted stock units under the plan. Option prices are set at the fair market value per share of stock on the date of grant. Substantially all of the options have a 7-year or 10-year term. Except for options granted in July 2004 and July 2005, options generally vest ratably over a 3 or 4 year period. Fifty percent of the options granted in July 2004 vested on February 28, 2005, and the remaining fifty percent will vest in July 2007. Fifty percent of the options granted in July 2005 vested on February 28, 2006, and the remaining fifty percent will vest in February 2009. We recognize compensation expense of share-based awards which vest ratably on a straight-line basis over the vesting period of the award.

Effective March 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective application method. SFAS No. 123R requires companies to include a compensation expense in their statements of operations relating to the issuance of employee stock options and other equity awards based on the grant date fair value of the equity instrument. We applied the requirements of the statement to new awards and to awards modified, repurchased or cancelled after March 1, 2006. In addition, we recognized compensation cost over the remaining service periods for the portion of awards outstanding as of March 1, 2006, which was based on the grant date fair value of these options as determined in accordance with the provisions of SFAS No. 123.

The following is the effect of adopting SFAS No. 123R as of March 1, 2006 (in millions, except per share amounts):

	Year Ended February 28, 2007
Cost of Goods Sold	$ 0.9
R&D	0.5
SG&A	3.4
Decrease in operating income	$ 4.8
Related deferred income tax benefit	1.4
Decrease in net income	$ 3.4
Decrease in earnings per share — basic	$0.09
Decrease in earnings per share — diluted	$0.09

No amounts relating to share-based payments have been capitalized.

As a result of the adoption of SFAS No. 123R, approximately $1.7 million is reflected in the financing activities section of the Statement of Cash Flows related to the excess tax benefit from the exercise of stock options. Prior to the adoption of SFAS No. 123R, such amounts would have been included in the operating activities section of the Statement of Cash Flows.

We use the Black-Scholes valuation model for estimating the fair value of the share-based payments granted with the following weighted-average assumptions:

	Year Ended February 28,		
	2007	2006	2005
Expected Volatility	57.7%	57.0%	86.0%
Expected term (in years)	3.76	3.52	2.16
Risk-free rates	4.9%	3.99%	2.47%
Dividend yield	0.0%	0.0%	0.0%
Forfeiture rate	8.0%	0.0%	0.0%

The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. We use a weighted average of the implied volatility, the most recent one-year volatility and the median historical volatility for the period of the expected life of the option to determine the expected volatility to be used in our fair value calculation. The historical volatility factor carries the largest weighting of the three factors considered. We believe that this is the best available estimate of expected volatility. The expected lives of options are determined based on our historical stock option exercise experience. We believe the historical experience method is the best estimate of future exercise patterns currently available.

Based on the above assumptions, the weighted average fair values of the options granted under the plan for the year ended February 28, 2007 was $3.30. Weighted average fair values of options granted in fiscal 2006 and 2005 were $4.13 and $4.43, respectively.

Estimated forfeiture rates are derived from historical forfeiture patterns. We believe the historical experience method is the best estimate of forfeitures currently available. We will record additional expense if the actual forfeitures are lower than estimated and we will record a recovery of prior expense if the actual forfeitures are higher than estimated.

Under the modified prospective application method, results for periods prior to March 1, 2006 have not been restated to reflect the effects of implementing SFAS No. 123R. The following pro forma information, as required by

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123," is presented for comparative purposes and illustrates the pro forma effect on income from continuing operations and related earnings per common share for fiscal years 2006 and 2005, as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for those periods (in millions, except per share amounts):

	Year Ended February 28, 2006	Year Ended February 28, 2005
Net income, as reported	$16.5	$22.5
Less: Total stock-based compensation expense determined under fair value based methods for all awards, net of tax	(5.2)	(7.5)
Pro forma net income	$11.3	$15.0
Net income per share:		
Basic — as reported	$0.43	$0.62
Basic — pro forma	$0.30	$0.42
Diluted — as reported	$0.42	$0.59
Diluted — pro forma	$0.30	$0.40

Stock Options

The table below summarizes activity relating to stock options for the year ended February 28, 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of February 28, 2006	7,094,003	$8.39		
Granted	2,138,060	$6.93		
Exercised	(257,541)	$2.78		
Forfeited and cancelled	(1,013,879)	$8.88		
Outstanding as of February 28, 2007	7,960,643	$8.12	5.8 years	$2.9 million
Exercisable as of February 28, 2007	4,425,688	$8.15	5.3 years	$2.9 million

During the years ended February 28, 2007, 2006 and 2005, the total intrinsic value of stock options exercised was $1.1 million, $3.1 million and $9.9 million, respectively. The fair value of shares vested during fiscal 2007, 2006 and 2005 was $4.8 million, $8.1 million and $7.5 million, respectively. The unamortized fair value of stock options as of February 28, 2007 was $7.4 million with a weighted average remaining recognition period of 2.3 years.

Restricted Stock Units

We also granted restricted stock units under our 2005 Stock Incentive Plan. These units will vest upon the completion of the service period of two to four years from the date of grant. Each restricted stock unit granted reduces the number of shares available for future grant under the plan by two shares.

The table below summarizes activity relating to restricted stock units for the year ended February 28, 2007:

	Number of RSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of February 28, 2006	46,875	$8.20		
Granted	106,250	$6.74		
Vested	0			
Forfeited	(5,625)	$7.55		
Outstanding as of February 28, 2007	147,500	$7.17	2.2 years	$0.9 million

No shares were exercisable at February 28, 2007 and 2006. Unamortized compensation expense related to outstanding restricted stock units at February 28, 2007 was $0.8 million.

Note K — Stockholders' Equity

Preferred Share Purchase Rights

One Preferred Share Purchase Right is attached to each outstanding share of our common stock. The rights will become exercisable upon the earlier to occur of ten days after the first public announcement that a person or group has acquired beneficial ownership of 20 percent or more of our outstanding common stock, or ten days after a person or group announces a tender offer that would result in beneficial ownership of 20 percent or more of our outstanding common stock. At such time as the rights become exercisable, each right will entitle its holder to purchase one eight-hundredth of a share of Series A Preferred Stock for $37.50, subject to adjustment. If we are acquired in a business combination transaction while the rights are outstanding, each right will entitle its holder to purchase for $37.50 common shares of the acquiring company having a market value of $75. In addition, if a person or group acquires beneficial ownership of 20 percent or more of our outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, for $37.50, a number of shares of our common stock having a market value of $75. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of our outstanding common stock, the Board of Directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of our common stock on a one-for-one basis. At any time prior to the acquisition of such a 20 percent position, we can redeem each right for $0.00125. The Board of Directors is also authorized to reduce the 20 percent thresholds referred to above to not less than 10 percent if, in its judgment, it is to Intervoice's benefit to do so. The rights expire in May 2011.

Warrants

In connection with a sale of convertible notes during fiscal 2003, which notes were subsequently redeemed in full for cash prior to the fiscal 2003 year end, we issued warrants to the buyers. The warrants gave the holders the right to purchase from us an aggregate of 621,304 shares of our common stock for $4.0238 per share. In April 2005, the warrant holders paid us $2.5 million to purchase the full 621,304 shares available under the warrants.

Accumulated Comprehensive Loss

Changes in accumulated comprehensive loss are as follows (in millions):

Balance at February 29, 2004	$(0.6)
Foreign currency translation adjustments	0.5
Balance at February 28, 2005	$(0.1)
Foreign currency translation adjustments	(1.8)
Balance at February 28, 2006	$(1.9)
Foreign currency translation adjustments	1.6
Balance at February 28, 2007	$(0.3)

Note L — Leases

Rental expense was $3.4 million, $2.2 million and $2.0 million in fiscal 2007, 2006 and 2005, respectively. Rental costs in all years generally related to office and manufacturing facility leases. The lease agreements include renewal provisions and require us to pay taxes, insurance and maintenance costs. At February 28, 2007, our commitments for minimum rentals under noncancelable operating leases were as follows (in millions):

Fiscal Year	Amount
2008	$3.1
2009	$2.8
2010	$2.4
2011	$2.4
2012	$2.4
Thereafter	$0.3

Note M — Special Charges

Fiscal 2007

During fiscal 2007, we incurred approximately $2.5 million in special charges in connection with three severance and organizational changes affecting approximately 55 positions. In addition, we incurred approximately $1.2 million in special charges in connection with the elimination of redundant office leases. The following table summarizes the effect on reported operating results by financial statement category of all special charges activities for fiscal 2007 (in millions):

	Cost of Goods Sold	Research and Development	Selling, General and Administrative	Total
Severance payments and related benefits	$1.0	$0.3	$1.2	$2.5
Facility Costs	$ —	$ —	$1.2	$1.2
Total	$1.0	$0.3	$2.4	$3.7

Of this amount, $1.0 million remained accrued at February 28, 2007.

Fiscal 2006

During fiscal 2006, we incurred approximately $1.9 million in charges in connection with restructuring expenses for severance and organizational changes affecting approximately 50 persons made at the time of our acquisition of Edify. The following table summarizes the effect on reported operating results by financial statement category of all special charge activities for fiscal 2006 (in millions).

	Cost of Goods Sold	Research and Development	Selling, General and Administrative	Total
Severance payments and related benefits	$0.5	$0.2	$1.2	$1.9

All amounts related to these special charges have been paid.

Note N — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended February 28,		
	2007	2006	2005
	(In millions, except per share data)		
Numerator:			
Net income (loss)	$ (1.7)	$16.5	$22.5
Denominator:			
Denominator for basic earnings per share	38.6	38.1	36.2
Effect of dilutive securities:			
Employee stock options and restricted stock units	—	0.9	1.9
Outstanding warrants	—	—	0.4
Denominator for diluted earnings per share	38.6	39.0	38.5
Net income per share — basic	$(0.04)	$0.43	$0.62
Net income per share — diluted	$(0.04)	$0.42	$0.59

Options to purchase 7,960,643, 2,800,489 and 1,109,000 shares of common stock at average exercise prices of $8.12, $10.83 and $14.19, respectively, were outstanding at February 28, 2007, February 28, 2006 and February 28, 2005, respectively, but were not included in the computations of diluted earnings per share because the effect would have been anti-dilutive to the calculations because of the loss for fiscal 2007 and because the options' exercise prices were greater than the average prices of our shares for fiscal 2006 and 2005.

Note O — Operating Segment Information and Major Customers

We operate as a single, integrated business unit. Our chief operating decision maker assesses performance and allocates resources on an enterprise wide basis. Our product line includes voice portal solutions, messaging solutions, payment solutions, maintenance and related services, and hosted solutions provided for customers on an outsourced or hosted solutions provider basis. Our net sales by product line for fiscal 2007, 2006 and 2005 were as follows (in millions):

	2007	2006	2005
Voice portal solution sales	$ 69.2	$ 49.2	$ 74.0
Messaging solution sales	14.6	19.1	10.4
Payment solution sales	8.6	9.8	16.1
Total solution sales	92.4	78.1	100.5
Maintenance and related services revenues	83.2	64.4	59.4
Hosted solutions revenues	20.7	25.6	23.4
Total recurring services revenues	103.9	90.0	82.8
Total sales	$196.3	$168.1	$183.3

Geographic Operations

We assign revenues to geographic locations based on locations of customers. Our net sales by geographic area for fiscal 2007, 2006 and 2005 were as follows (in millions):

	2007	2006	2005
North America	$127.7	$ 92.1	$107.8
Europe	28.5	39.1	40.9
Middle East and Africa	15.4	19.1	21.3
Central and South America	14.7	12.6	6.8
Pacific Rim	10.0	5.2	6.5
Total	$196.3	$168.1	$183.3

Our fixed assets by geographic location are as follows (in millions):

	2007	2006
United States	$33.2	$27.4
United Kingdom	1.2	1.5
	$34.4	$28.9

Concentration of Revenue

We have historically made significant sales of solutions, maintenance and hosted solutions to O2. Such combined sales accounted for 10% of our total sales during fiscal 2006 and 2005. There were no other customers accounting for 10% or more of our sales during such periods. No customer accounted for 10% of our total sales during fiscal 2007.

Note P — Concentrations of Credit Risk

We sell systems directly to end-users and distributors primarily in the banking and financial, telecommunications, human resource, and healthcare markets. Customers are dispersed across different geographic areas, primarily North America, Europe, the Middle East, Africa, Central and South America and the Pacific Rim. We extend credit based on an evaluation of a customer's financial condition, and we generally require a deposit. We have made a provision for credit losses in these financial statements.

Note Q — Employee Benefit Plan

We sponsor an employee savings plan in the United States which qualifies under section 401(k) of the Internal Revenue Code. All full time employees who have completed one month of service are eligible to participate in the plan. We match 50% of employee contributions up to 6% of the employee's eligible compensation. We also sponsor a plan in the U.K. where our contribution is based on the employee's age and ranges from 5% to 9% of the employee's base salary. Company contributions under all plans totaled $1.6 million, $1.9 million and $1.8 million in fiscal 2007, 2006 and 2005, respectively.

Note R — Contingencies

Intellectual Property Matters

We generally provide our customers a qualified indemnity against the infringement of third party intellectual property rights. From time to time, various owners of patents and copyrighted works send us or our customers letters alleging that our products do or might infringe upon the owner's intellectual property rights, and/or suggesting that we or our customers should negotiate a license or cross-license agreement with the owner. Our policy is to never knowingly infringe upon any third party's intellectual property rights. Accordingly, we forward any such allegation or licensing request to our outside legal counsel for their review, analysis and, where appropriate, opinion. We generally attempt to resolve any such matter by informing the owner of our position concerning non-infringement or invalidity, and/or, if appropriate, negotiating a license or cross-license agreement. Even though we attempt to resolve these matters without litigation, it is always possible that the owner of a patent or copyrighted work will sue us. Other than the current litigation with a patent holder discussed in Item 3 — "Legal Proceedings," no such litigation is currently pending against us. We currently have a portfolio of 86 United States patents, and we have applied for and will continue to apply for and receive a number of additional patents to protect our technological innovations. We believe our patent portfolio could allow us to assert counterclaims for infringement against certain owners of intellectual property rights if those owners were to sue us for infringement.

From time to time Ronald A. Katz Technology Licensing L.P. ("RAKTL") has sent letters to certain of our customers suggesting that the customer should negotiate a license agreement to cover the practice of certain patents owned by RAKTL. In the letters, RAKTL has alleged that certain of its patents pertain to certain enhanced services offered by network providers, including prepaid card and wireless services and postpaid card services. RAKTL has further alleged that certain of its patents pertain to certain call processing applications, including applications for call centers that route calls using a called party's DNIS identification number. As a result of the correspondence, many of Intervoice's customers have had discussions, or are in discussions, with RAKTL.

We offer certain products that can be programmed and configured to provide enhanced services to network providers and call processing applications for call centers. Our contracts with customers usually include a qualified obligation to indemnify and defend customers against claims that products as delivered by Intervoice infringe a third party's patent. None of our customers has notified us that RAKTL has claimed that any specific product provided by us infringes any claims of any RAKTL patent. Accordingly, we have not been required to defend any customers against a claim of infringement under a RAKTL patent. We have, however, received letters from customers notifying us of the efforts by RAKTL to license its patent portfolio and reminding us of our potential obligations under the indemnification provisions of our agreements in the event that a claim is asserted.

Some of our customers have licensed certain rights under the RAKTL patent portfolio. Two such customers who had previously attempted to tender the defense of their products to us informed us that they had entered into agreements to license certain rights under the RAKTL patents and demanded we indemnify them for unspecified amounts, including attorney's fees, paid in connection with the license agreements. We notified these customers that we believe we do not have any indemnity obligation in connection with the license agreements. We have received no further response from either customer.

A number of customers, including customers of ours and Edify's have been sued as defendants in several lawsuits brought by RAKTL in the United States District Court for the Eastern District of Texas and the United States District Court for the District of Delaware. Several of these defendants who are also customers have notified us or Edify of the lawsuits pursuant to the indemnity paragraphs of their respective sales agreements and have indicated to us that the lawsuits could potentially impact the defense and indemnity paragraphs of their respective sales agreements. Neither we nor Edify believe that we have a current obligation to defend or indemnify these customers in connection with the current allegations made in the RAKTL lawsuits and when contacted we have requested that the customers provide additional information concerning the assertions made by RAKTL.

In response to the correspondence from, and litigation initiated by, RAKTL a few of our customers and customers of Edify have attempted to tender to us the defense of our products under contractual indemnity provisions. We have informed these customers that, while we fully intend to honor any contractual indemnity provisions, we do not believe we currently have any obligation to provide such a defense because RAKTL does not appear to have made a claim, either in the correspondence or litigation, that any Intervoice product infringes a RAKTL patent. Some of these customers have disagreed with us and stated that they believe that the statements and allegations contained within correspondence and/or litigation pleadings filed by RAKTL can be construed as a claim against Intervoice products.

Even though no claims have been made by RAKTL that a specific product offered by Intervoice infringes any claim under the RAKTL patent portfolio, we have received opinions from our outside patent counsel that certain products and applications we offer do not infringe certain claims of the RAKTL patents. We have also received opinions from our outside counsel that certain claims under the RAKTL patent portfolio are invalid or unenforceable. Furthermore, based on the reviews by outside counsel, we are not aware of any valid and enforceable claims under the RAKTL portfolio that are infringed by our products. If we do become involved in litigation in connection with the RAKTL patent portfolio, under a contractual indemnity or any other legal theory, we intend to vigorously contest the claims and to assert appropriate defenses.

We have received letters from Webley Systems ("Webley"), a division of Parus Holdings, Inc. ("Parus"), and its counsel alleging that certain Webley patents cover one or more of our products and services. In the letters, Parus offers a license to the Webley patents. As a result of the correspondence, we conducted discussions with Parus. Based on reviews by our outside counsel, we are not aware of any valid and enforceable claims under the Webley patents that are infringed by our products or services.

Pending Litigation

David Barrie, et al., on Behalf of Themselves and All Others Similarly Situated v. InterVoice-Brite, Inc., et al.; No. 3-01CV1071-D, pending in the United States District Court, Northern District of Texas, Dallas Division:

Several related class action lawsuits were filed in the United States District Court for the Northern District of Texas on behalf of purchasers of common stock of Intervoice during the period from October 12, 1999 through June 6, 2000 (the "Class Period"). Plaintiffs have filed claims, which were consolidated into one proceeding, under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 10b-5 against us as well as certain named current and former officers and directors of Intervoice on behalf of the alleged class members. In the complaint, Plaintiffs claim that we and the named current and former officers and directors issued false and misleading statements during the Class Period concerning the financial condition of Intervoice, the results of the merger with Brite and the alleged future business projections of Intervoice. Plaintiffs have asserted that these alleged statements resulted in artificially inflated stock prices.

The District Court dismissed the Plaintiffs' complaint because it lacked the degree of specificity and factual support to meet the pleading standards applicable to federal securities litigation. The Plaintiffs' appealed the dismissal to the United States Court of Appeals for the Fifth Circuit, which affirmed the dismissal in part and reversed in part. The Fifth Circuit remanded a limited number of issues for further proceedings in the District Court.

On September 26, 2006, the District Court granted the Plaintiffs' motion to certify a class of people who purchased Intervoice stock during the Class Period between October 12, 1999 and June 6, 2000. On November 14, 2006, the Fifth Circuit granted our petition to appeal the District Court's decision to grant Plaintiffs' motion to certify a class. The briefing on the merits of our appeal is now complete, and we are currently waiting for the Fifth Circuit to either schedule oral argument or issue a ruling on the merits. We filed a motion to stay further discovery pending the Fifth Circuit's decision on the merits of our appeal, but the District Court denied our motion. We are in the process of continuing to produce documents in response to the Plaintiffs' requests for production. We believe that we and our officers and directors complied with the applicable securities laws and will continue to vigorously defend the case.

Phoenix Solutions, Inc. vs. Sony Electronics, Inc., Case No. C07-2112 (EMC), pending in the United States District Court for the Northern District of California, San Francisco Division: On December 13, 2006, Phoenix Solutions, Inc. ("Phoenix") filed suit against Sony Electronics, Inc. ("Sony") in the United States District Court for the Central District of California for infringement of U.S. Patent Nos. 6,615,172, 6,633,846, 6,665,640 and 7,050,977. On February 9, 2007, Sony filed its answer to Phoenix's claims of infringement, denied any liability and filed a counterclaim alleging that the patents were neither valid nor infringed by Sony. On February 26, 2007, Sony filed a third party complaint against the Company for alleged breach of warranty of title and the warranty against infringement related to the claims of infringement made by Phoenix against Sony. In its third party complaint, Sony seeks to recover actual damages suffered by it in the event a final judgment is entered against Sony or it is otherwise liable for any damages, fees or costs arising out of the claims of patent infringement made by Phoenix against the Sony interactive voice response system. On April 9, 2007, the Company filed its motion to dismiss the third party complaint. The trial court recently transferred the case to the United States District Court for the Northern District of California, San Francisco Division, and the case is now styled Phoenix Solutions, Inc. vs. Sony Electronics, Inc., Case No. C07-2112 (EMC). In the event that the court does not grant the pending motion to dismiss, the Company intends to vigorously defend itself against any and all claims made against it.

Audit Committee Investigation

During fiscal 2005, our Audit Committee conducted an investigation of certain transactions that occurred during our fiscal years 2000 through 2002. The Audit Committee was assisted in its investigation by separate independent legal counsel and a national accounting firm. The Audit Committee reported the results of its investigation to the SEC, and we are cooperating with the SEC in its own investigation regarding the transactions. We have provided documents to the SEC in response to a subpoena and informal requests for information about the transactions, and several of our current and former officers and non-officer employees have provided testimony to the SEC. Our Audit Committee and its counsel are continuing to monitor our response to the SEC, and they also have conducted a review of certain documents provided to the SEC which we located after the Audit Committee's original investigation. Intervoice is presently in discussions with the SEC about a possible settlement of the matters covered by the Audit Committee investigation, but there is no assurance that agreement on any settlement will be reached. We have recorded expense of approximately $0.9 million based on the current status of such settlement discussions. Intervoice is also honoring our obligation to indemnify, to the extent appropriate, certain current and former officers and other employees of Intervoice, including our Chief Executive Officer, who received subpoenas to produce documents and provide testimony to the SEC in connection with the investigation. Furthermore, we are honoring our obligation to reimburse legal fees incurred by certain recipients of the subpoenas.

The Audit Committee investigation found that we accounted for certain transactions incorrectly during our fiscal years 2000 through 2002. The Audit Committee investigation concluded that a $0.9 million payment made by Intervoice to a publicly held supplier purportedly for certain prepaid licenses was linked to an agreement to amend a 1997 warrant issued to us by the supplier to permit our cashless exercise of the warrant. As a result, we believe the $0.9 million payment should have been recorded as a reduction in the $21.4 million gain we recognized on the sale of the shares underlying the warrant during the fourth quarter of fiscal 2001 and should not have been recorded as prepaid license inventory. Our payment to the supplier may have rendered unavailable a nonexclusive registration exemption for the sale of the shares underlying the warrant. The Audit Committee investigation also found that we intentionally provided the same supplier false or misleading documents for such supplier to use to support such supplier's improper recognition of revenue in calendar 2001.

The Audit Committee investigation and review further found that six of the seven customer sales transactions the Committee investigated were accounted for incorrectly and that there was intentional misconduct in at least one of those sales transactions. These six transactions occurred at the end of quarters in which we just met analysts' expectations with respect to earnings per share. The Audit Committee found that we improperly recognized revenue in a quarter-end barter transaction involving approximately 0.4% of annual revenues for fiscal 2000, and that we improperly accelerated the recognition of revenue in five quarter-end transactions totaling approximately 0.4% and 0.3% of annual revenues in fiscal 2000 and fiscal 2002, respectively. We, and certain of our current and former officers and the SEC have agreed that Intervoice and the officers will not assert any defenses based on a statute of limitations with respect to any action or proceeding against Intervoice or such officers brought, by or on behalf of the SEC arising out of the SEC investigation for the time periods set forth in the agreements. As a result of work performed in responding to the SEC subpoena, the Audit Committee has concluded that Intervoice also improperly recognized approximately $5.4 million of revenue in two sales transactions during the second and third quarters of fiscal 2002 because the transactions were subject to oral side agreements that gave our customer expanded rights of return. We subsequently reversed the $5.4 million of revenue during the fourth quarter of fiscal 2002 in connection with a return of the related systems. We also provided documents to the SEC concerning these two additional sales transactions pursuant to a separate subpoena. Separately, the Audit Committee determined that in September 2001 one of our current executive officers improperly communicated Intervoice information to a shareholder.

Intervoice's management has concluded, with the concurrence of the Audit Committee and our external auditors, that restatement of our prior period financial statements to adjust for the findings of the Audit Committee investigation and review is not necessary. In reaching this conclusion, we considered the impact of the incorrect accounting on each of the periods affected, the ages of the affected financial statements and the lack of any material changes in prior period trends as a result of the incorrect accounting. In addition, we noted that since the date of the most recent transaction reviewed in the investigation, we have restructured our business, made significant management changes, consolidated our physical operations, significantly reduced our fixed operating costs and refinanced and repaid all of our major debt obligations. We cannot predict whether we may have future losses relating to the matters investigated by the Audit Committee as a result of future claims, if any, including any claims by the government.

Other Matters

We are a defendant from time to time in lawsuits incidental to our business. Based on currently available information, we believe that resolution of the lawsuits and other matters described above, is uncertain, and there can be no assurance that future costs related to such matters would not be material to our financial position or results of operations.

We are a party to many routine contracts in which we provide general indemnities and warranties in the normal course of business to third parties for various risks. These indemnities and warranties are discussed in the following paragraphs. Except in specific circumstances where we have determined that the likelihood of loss is probable and the amount of the loss quantifiable, we have not recorded a liability for any of these indemnities. In general, we are not able to estimate the potential amount of any liability relating to these indemnities and warranties.

Many of our contracts, particularly for hosted solutions, foreign contracts and contracts with telecommunication companies, include provisions for the assessment of damages for delayed project completion and/or for our failure to achieve certain minimum service levels. We have had to pay damages in the past and may have to pay additional damages in the future. Any such future damages could be significant.

Our contracts with our customers generally contain qualified indemnifications against third party claims relating to the infringement of intellectual property as described in "Intellectual Property Matters" above.

Our contracts with our customers also generally contain warranties and, in some cases, general indemnifications against other unspecified third party and general liability claims. We have liability insurance protecting us against certain obligations, primarily certain claims related to property damage, that result from these indemnities.

We are obligated under letters of credit totaling approximately $0.5 million issued by a bank to guarantee our performance under a long-term international managed services contract and related proposals. These letters of credit expire during fiscal 2008.

We had employment agreements with four executive officers and three other officers at February 28, 2007. One agreement with an executive officer requires us to make termination payments to the officer of one and one-half times the officer's annual base compensation in the event the officer's services are terminated without cause or payments of up to 2.99 times the officer's annual compensation including bonuses in connection with a termination of the officer's services within a two year period following a change in ownership of Intervoice, as defined in the agreement. If the officer with such agreement were terminated for one of the preceding reasons during fiscal 2008, we would incur costs ranging from $0.6 million to $1.2 million. The agreements with two other executive officers require us to make termination payments of one and one-half times the officer's annual base compensation in the event the officer's services are terminated without cause or payments of up to two times the officer's annual base compensation including bonuses in connection with a termination of the officer's services within an 18 month period following a change in ownership of Intervoice, as defined in the agreements. If both of these officers were terminated for one of the preceding reasons during fiscal 2008, we would incur costs ranging from $0.9 million to $1.2 million. The agreement with the fourth executive officer, which was amended and restated on October 9, 2006, required us to make payment of the greater of the compensation for the unexpired term of the contract which would have expired in December 2007 or one-half of the annual compensation under the contract. We incurred costs of approximately $0.1 million when we terminated this officer's employment during the first quarter of fiscal 2008. The remaining agreements with officers provide for their employment through December 2007 for one of the officers and through August 2008 with respect to the remaining two officers. If we terminated these officers prior to the expiration of their contracts, we would owe them the greater of their compensation for the unexpired term of the contracts or one-half of their annual compensation under the contract. If these officers were terminated during fiscal 2008, we would incur costs ranging from $0.6 million to $0.7 million.

Under the terms of our Articles of Incorporation, we indemnify our directors, officers, employees or agents or any other person serving at our request as a director, officer, employee or agent of another corporation in connection with a derivative suit if he or she (1) is successful on the merits or otherwise or (2) acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. We will not provide indemnification, however, for any claim as to which the person was adjudged liable for negligence or misconduct unless the court determines that under the circumstances the person is fairly and reasonably entitled to indemnification. We provide the same category of persons with indemnification in a non-derivative suit only if such person (1) is successful on the merits or otherwise or (2) acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reason to believe his or her conduct was unlawful. Under the terms of our Bylaws, we also indemnify our current and former officers and directors to the fullest extent permitted or required under Article 2.02-1 of the Texas Business Corporation Act.

In connection with certain lawsuits filed against us and certain of our present and former officers and directors (see "Pending Litigation" above), we have agreed to pay in advance any expenses, including attorneys' fees, incurred by such present and former officers and directors in defending such litigation, in accordance with Article 2.02-1 of the Texas Business Corporation Act and the Company's Articles of Incorporation and Bylaws. Each of these parties has provided us with a written undertaking to repay us the expenses advanced if the person is ultimately not entitled to indemnification.

We have a qualified obligation to indemnify certain current and former officers and other employees of Intervoice in connection with activities resulting from the Audit Committee investigation and related SEC inquiries described in "Audit Committee Investigation" above.

Texas corporations are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its officers and directors. We have obtained liability insurance for our officers and directors as permitted by Article 2.02-1 of the Texas Business Corporation Act. Our insurance policies provide coverage for losses and expenses incurred by us and our current and former directors and officers in connection with claims made under the federal securities laws. These policies, however, exclude losses and expenses related to the Barrie class action lawsuit, or to other litigation based on claims that are substantially the same as those in the Barrie class action, and contain other customary provisions to limit or exclude coverage for certain losses and expenses.

Note S — Subsequent Event (Unaudited)

In April 2007, we announced a cost reduction program that includes reduced marketing, contractor and other third party expenditures, as well as departmental consolidation and organizational realignment. Severance, restructuring and reorganization costs associated with our planned cost reduction program are currently expected to be in the $1.5 million to $2.5 million range and the majority of such costs are expected to be incurred in the first quarter of fiscal 2008 which ends May 31, 2007.

SCHEDULE II

INTERVOICE, INC.

VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions (1) Charged to Costs and Expenses	Additions (2) Charged to Other Accounts	Deductions	Balance at End of Period
			(In millions)		
Year Ended February 28, 2007:					
Allowance for doubtful accounts	$1.7	$0.5	$ —	$(0.7)(A)_	$1.5
Year Ended February 28, 2006:					
Allowance for doubtful accounts	$0.8	$0.5	$0.5(B)	$(0.1)(A)	$1.7
Year Ended February 28, 2005:					
Allowance for doubtful accounts	$0.9	$0.3	—	$(0.4)(A)	$0.8

(A) Accounts written off.

(B) Allowance accounts included in Edify acquisition.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of disclosure controls and procedures. Our chief executive officer and chief financial officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934) as of February 28, 2007. Based on that review and evaluation, which included inquiries made to certain other employees, the chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures, as designed and implemented, are effective to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Such officers also have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting. The management of Intervoice is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of February 28, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework". Based on this assessment, we believe that, as of February 28, 2007, our internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of February 28, 2007, has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited our consolidated financial statements. Ernst & Young's attestation report on management's assessment of our internal control over financial reporting follows below.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Stockholders and Board of Directors
Intervoice, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Intervoice, Inc. maintained effective internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Intervoice, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Intervoice, Inc. maintained effective internal control over financial reporting as of February 28, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Intervoice, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Intervoice, Inc. as of February 28, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2007. Our report dated May 8, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
May 8, 2007

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics is included as Exhibit 14 to this Annual Report on Form 10-K. The additional information required by this item will be contained in the sections entitled "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Executive Officers" in our Definitive Proxy Statement, involving the election of directors, to be filed pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K (the "Definitive Proxy Statement") and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required by this item will be contained in the section entitled "Executive Compensation" in the Definitive Proxy Statement. Such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item will be contained in the section entitled "Election of Directors" in the Definitive Proxy Statement and Item 5 of this report on Form 10-K. Such information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item will be contained in the section entitled "Certain Transactions and Director Independence" in the Definitive Proxy Statement. Such information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item will be contained in the section entitled "Auditors" in the Definitive Proxy Statement. Such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following consolidated financial statements and financial statement schedule of Intervoice, Inc. and subsidiaries are included in Item 8.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) *Exhibits:*

The exhibits required to be filed by this Item 15 are set forth in the Index to Exhibits accompanying this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERVOICE, INC.

By: /s/ ROBERT E. RITCHEY

Robert E. Ritchey
President and Chief Executive Officer

Dated: May 9, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT E. RITCHEY Robert E. Ritchey	President and Chief Executive Officer and Director	May 9, 2007
/s/ CRAIG E. HOLMES Craig E. Holmes	Executive Vice President, Chief Financial Officer and Principal Accounting Officer	May 9, 2007
/s/ GERALD F. MONTRY Gerald F. Montry	Chairman of the Board	May 9, 2007
/s/ SAJ-NICOLE A. JONI Saj-Nicole A. Joni	Director	May 9, 2007
/s/ JOSEPH J. PIETROPAOLO Joseph J. Pietropaolo	Director	May 9, 2007
/s/ GEORGE C. PLATT George C. Platt	Director	May 9, 2007
/s/ DONALD B. REED Donald B. Reed	Director	May 9, 2007
/s/ JACK P. REILY Jack P. Reily	Director	May 9, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated November 18, 2005 by and among S1 Corporation, Edify Corporation, Edify Holding Company, Inc., Intervoice, Inc. and Arrowhead I, Inc. (28)
2.2	Asset Purchase Agreement dated September 1, 2006 by and between Intervoice, Inc. and Nuasis Corporation. (31)
3.1	Articles of Incorporation, as amended, of Registrant.(1)
3.2	Amendment to Articles of Incorporation of Registrant.(7)
3.3	Amendment to Articles of Incorporation of Registrant.(12)
3.4	Third Restated Bylaws of Registrant.(19)
4.1	Third Amended and Restated Rights Agreement dated as of May 1, 2001 between the Registrant and Computershare Investor Services, LLC, as Rights Agent.(3)
4.2	Registration Rights Agreement, dated as of May 29, 2002, between the Registrant and each of the Buyers under a Securities Purchase Agreement.(10)
4.3	First Amendment to Third Amended and Restated Rights Agreement dated as of May 29, 2002, between the Registrant and Computershare Investor Services, LLC, as Rights Agent.(10)
10.1	The InterVoice, Inc. 1990 Incentive Stock Option Plan, as Amended.(5)
10.2	The InterVoice, Inc. 1990 Nonqualified Stock Option Plan for Non-Employees, as amended.(2)
10.3	InterVoice, Inc. Restricted Stock Plan.(4)
10.4	InterVoice, Inc. 1998 Stock Option Plan.(6)
10.5	Acquisition Agreement and Plan of Merger dated as of April 27, 1999, by and among the Company, InterVoice Acquisition Subsidiary III, Inc. ("Acquisition Subsidiary") and Brite Voice Systems, Inc.(8)
10.6	Patent License Agreement between Lucent Technologies GRL Corp. and InterVoice Limited Partnership, effective as of October 1, 1999. Portions of this exhibit have been excluded pursuant to a request for confidential treatment.(7)
10.7	Intervoice, Inc. 1999 Stock Option Plan.(9)
10.8	Second Amended Employment Agreement dated as of February 18, 2002, between the Company and David W. Brandenburg.(11)
10.9	Employment Agreement dated as of October 23, 2002, between the Company and Robert E. Ritchey.(13)
10.10	Separation Agreement with Rob-Roy J. Graham dated June 25, 2003. (14)
10.11	Intervoice, Inc. Employee Stock Purchase Plan, as amended and restated effective June 24, 2003.(15)
10.12	Credit and Security Agreement dated as of January 26, 2004, between the Company and Wells Fargo Bank, N.A.(16)
10.13	Amended and Restated Credit Agreement dated as of June 3, 2004, between the Registrant and Wells Fargo Bank, National Association ("Wells Fargo").(18)
10.14	First Amendment to Credit Agreement dated as of August 17, 2004, between Registrant and Wells Fargo.(19)
10.15	Fiscal Year 2005 Transition Year Incentive Plan Summary.(19)
10.16	Intervoice, Inc. 2003 Stock Option Plan.(19)
10.17	Letter Agreement dated November 18, 2004 between Registrant and David W. Brandenburg. (21)
10.18	Summary of Fiscal Year 2005 Second Half Incentive Plan. (20)
10.19	Summary of Fiscal Year 2006 Annual Incentive Compensation Plan. (22)
10.20	Summary of Fiscal Year 2006 Non-Employee Director Cash Compensation. (23)
10.21	Employment Agreement effective December 1, 2004 between Registrant and Robert E. Ritchey. (29)
10.22	Statement of Terms and Conditions of Employment for Francis Sherlock. (24)
10.23	Intervoice, Inc. 2005 Stock Incentive Plan Summary of Stock Option Grant and Stock Option Award Agreement for Employees. (25)
10.24	Intervoice, Inc. 2005 Stock Incentive Plan Summary of Stock Option Grant and Stock Option Award Agreement for Non-employee Directors. (25)
10.25	Intervoice, Inc. 2005 Stock Incentive Plan. (26)
10.26	Extension of Health Care Coverage to Non-Employee Directors. (27)
10.27	Salary Increases for Executive Officers. (27)

Exhibit Number	Description
10.28	Summary of the Fiscal Year 2007 Annual Incentive Compensation Plan. (30)
10.29	Employment Agreement effective May 8, 2006 between Registrant and Craig E. Holmes. (32)
10.30	Employment Agreement effective May 8, 2006 between Registrant and James A. Milton. (32)
10.31	Separation Agreement dated as of September 19, 2006 between Registrant and Ronald Nieman. (33)
10.32	Sublease dated as of March 30, 2004, by and between PayPal, Inc., a Delaware corporation ("Sublandlord") and Nuasis Corporation, a Delaware corporation regarding property known as 303 Bryant Street in the City of Mountain View, California. (34)
10.33	Assignment, Assumption and Amendment of Sublease dated as of August 30, 2006, by and between Nuasis Corporation, as Assignor, Intervoice, Inc., as Assignee and PayPal, Inc., as Sublandlord. (34)
14	Code of Ethics.(17)
21	Subsidiaries. (35)
23	Consent of Independent Registered Public Accounting Firm. (35)
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-14(a) or Rule 15d-14(a). (35)
31.2	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-14(a) or Rule 15d-14(a). (35)
32.1	Certification by Chief Executive Officer of Periodic Report Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350. (35)*
32.2	Certification by Chief Financial Officer of Periodic Report Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350. (35)*
99.1	Pages 12, 13, 18, 38-40, 43 and 45 of the Registration Statement on Form S-4, as amended (incorporated by reference to pages 12, 13, 18, 38-40, 43 and 45 of the Registration Statement on Form S-4/A (Amendment No. One) filed by the Company on July 13, 1999). (7)

(1) Incorporated by reference to exhibits to the Company's 1995 Annual Report on Form 10-K for the fiscal year ended February 28, 1995, filed with the SEC on May 30, 1995.

(2) Incorporated by reference to exhibits to the Company's Registration Statement on Form S-8 filed with the SEC on April 6, 1994, with respect to the Company's 1990 Nonqualified Stock Option Plan for Non-Employees, Registration Number 33-77590.

(3) Incorporated by reference to exhibits to Form 8-A/A (Amendment 3) filed with the SEC on May 9, 2001.

(4) Incorporated by reference to exhibits to the Company's 1996 Annual Report on Form 10-K for the fiscal year ended February 29, 1996, filed with the SEC on May 29, 1996.

(5) Incorporated by reference to the Company's 1997 Annual Report on Form 10-K for the fiscal year ended February 28, 1997, filed with the SEC on May 29, 1997.

(6) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1998, filed with the SEC on October 14, 1998.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1999, filed with the SEC on October 14, 1999.

(8) Incorporated by reference to Exhibit 99(b)(1) of the Schedule 14-D1 filed by Brite Voice Systems, Inc. and Intervoice Acquisition Subsidiary III, Inc. on May 3, 1999.

(9) Incorporated by reference to Registration Statement on Form S-8 filed with the SEC on October 15, 1999, Registration Number 333-89127.

(10) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on May 30, 2002.

(11) Incorporated by reference to exhibits to the Company's 2002 Annual Report on Form 10-K for the fiscal year ended February 28, 2002, filed with the SEC on May 30, 2002.

(12) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2002, filed with the SEC on October 15, 2002.

(13) Incorporated by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2003, filed with the SEC on May 29, 2003.

(14) Incorporated by reference to exhibits to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003, filed with the SEC on July 15, 2003.

(15) Incorporated by reference to exhibits to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2003, filed with the SEC on October 14, 2003.

(16) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on January 26, 2004.

(17) Incorporated by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2004, filed with the SEC on May 14, 2004.

(18) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on June 4, 2004.

(19) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2004, filed with the SEC on October 12, 2004.

(20) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on November 19, 2004.

(21) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2004, filed with the SEC on January 10, 2005.

(22) Incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on April 28, 2005.

(23) Incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005.

(24) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2005, filed with the SEC on January 9, 2006.

(25) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2005, filed with the SEC on October 7, 2005.

(26) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on June 3, 2005.

(27) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2005, filed with the SEC on July 8, 2005.

(28) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on January 3, 2006.

(29) Incorporated by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2005, filed with the SEC on May 16, 2005.

(30) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on March 10, 2006.

(31) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on September 6, 2006.

(32) Incorporated by reference to exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2006, filed with the SEC on July 10, 2006.

(33) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on October 5, 2006.

(34) Incorporated by reference to exhibits to the Company's Current Report on Form 8-K, filed with the SEC on September 20, 2006.

(35) Filed herewith.

* The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany the Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934.

INTERVOICE, INC.
17811 WATERVIEW PARKWAY
DALLAS, TEXAS 75252

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 23, 2007

To the Shareholders of INTERVOICE, INC.:

The annual meeting of shareholders of Intervoice, Inc., a Texas corporation (the "Company"), will be held on Monday, July 23, 2007, at 3:00 p.m., local time at the Intercontinental Hotel, 15201 Dallas Parkway, Dallas, Texas 75248 for the following purposes:

1. To elect seven directors to hold office until their successors have been duly elected and qualified at the 2008 Annual Meeting of Shareholders;
2. To consider and vote upon a proposal to approve the Company's 2007 Stock Incentive Plan; and
3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed May 30, 2007 as the record date to determine the shareholders entitled to notice of and to vote at the meeting or any adjournment thereof. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the meeting. A complete list of such shareholders will be available for examination at our offices in Dallas, Texas, during ordinary business hours for a period of 10 days prior to the meeting.

A record of the Company's activities during the fiscal year ended February 28, 2007 and the financial statements for such fiscal year are contained in the accompanying 2007 Annual Report. The 2007 Annual Report does not form any part of the material for the solicitation of proxies.

All shareholders are cordially invited to attend the meeting. **SHAREHOLDERS ARE URGED, WHETHER OR NOT THEY PLAN TO ATTEND THE MEETING, TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND TO RETURN IT PROMPTLY IN THE POSTAGE-PAID RETURN ENVELOPE PROVIDED OR TO VOTE BY INTERNET OR TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ACCOMPANYING PROXY CARD.** If a shareholder who has returned a proxy attends the meeting in person, such shareholder may revoke the proxy and vote in person on all matters submitted at the meeting.

By order of the Board of Directors,

Robert E. Ritchey
President and Chief Executive Officer

Dallas, Texas
June 26, 2007

INTERVOICE, INC.
17811 WATERVIEW PARKWAY
DALLAS, TEXAS 75252

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 23, 2007

INTRODUCTION AND VOTING PROCEDURES

The accompanying proxy card is solicited by and on behalf of our Board of Directors for use at the annual meeting of shareholders we will hold at the time and place and for the purposes set forth in the foregoing notice. The approximate date on which we will mail this proxy statement and the accompanying proxy card to our shareholders is June 26, 2007.

Shares represented by properly executed proxy cards will be voted at the meeting in accordance with the directions given. If no direction is indicated, we will vote such shares for the election of the Board's seven nominees for director and for the proposal to approve our 2007 Stock Incentive Plan.

The Board of Directors is not aware of any other matter to be presented for consideration at the meeting. If any other matter is properly presented for action at the meeting, the proxy holders represented by properly executed proxy cards will vote the proxies in accordance with their best judgment in such matters. Such proxy holders may also, in their discretion, vote such proxies to adjourn the meeting or to recess the meeting from time to time.

Any shareholder who returns a proxy has the right to change or revoke the proxy at any time before the vote is taken at the meeting:

- By delivering to our President and Chief Executive Officer, Robert E. Ritchey, at Intervoice, Inc., at 17811 Waterview Parkway, Dallas, Texas 75252 a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;
- By attending the meeting and voting in person (the shareholder's attendance at the meeting will not, by itself, revoke the proxy – the shareholder must vote in person at the meeting to revoke a prior proxy);
- By submitting a later-dated proxy card:
- If the shareholder voted by telephone or the Internet, by voting at a later time by telephone or the Internet; or
- If the shareholder has instructed a broker, bank or other nominee to vote the shareholder's shares, by following the directions received from the broker, bank or other nominee to change those instructions.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Only holders of record of Common Stock at the close of business on May 30, 2007, the record date for the meeting, are entitled to notice of and to vote at the meeting or any adjournment(s) thereof. The presence of a majority of the Common Stock outstanding on the record date is necessary to constitute a quorum. On the record date for the meeting, there were issued and outstanding 38,863,648 shares of Common Stock. At the meeting, each shareholder of record on the record date will be entitled to one vote for each share registered in such shareholder's name on the record date. Our Articles of Incorporation deny cumulative voting rights. The following table sets forth certain summary information with respect to the only shareholders who are known to the Company to be the beneficial owners of more than five percent of the outstanding shares of Common Stock as of May 30, 2007.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	4,051,724 (1)	10.43%
Master Value Opportunities Trust 800 Scudders Mill Road Plainsboro, NJ 08536	3,213,600 (2)	8.27%
Franklin Resources, Inc., Franklin Templeton Portfolio Advisors, Inc., Charles B. Johnson, and Rupert H. Johnson, Jr. One Franklin Parkway San Mateo, CA 94403-1906	2,305,913 (3)	5.93%

(1) A Schedule 13G/A dated April 30, 2007 was filed by BlackRock, Inc., on behalf of itself and its subsidiaries, disclosing that they may be deemed to beneficially own 4,051,724 shares of Common Stock. The Schedule 13G recites that BlackRock, Inc. has shared voting and dispositive power for all 4,051,724 shares.

(2) A Schedule 13G/A dated April 30, 2007 was filed by Master Value Opportunities Trust, disclosing that they may be deemed to beneficially own 3,213,600 shares of Common Stock. The Schedule 13G recites that Master Value Opportunities Trust has shared voting and dispositive power for all 3,213,600 shares.

(3) A Schedule 13G dated December 31, 2006 was filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Templeton Portfolio Advisers, Inc., disclosing that they may be deemed to beneficially own 2,305,913 shares of Common Stock. The Schedule 13G recites that Franklin Templeton Portfolio Advisors Inc. holds sole voting and dispositive power for all 2,305,913 shares.

VOTING PROCEDURES AND TABULATION

We will appoint one or more inspectors of election to act at the meeting and to make a written report of the results of the meeting. Prior to the meeting, the inspectors will sign an oath to perform their duties in an impartial manner and to the best of their abilities. The inspectors will ascertain the number of shares outstanding and the voting power of each of such shares, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots and perform certain other duties as required by law. The inspectors will tabulate the number of votes cast for or withheld as to the vote on each nominee for director and for, against or abstained from the proposal to approve the Company's 2007 Stock Incentive Plan.

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. Votes that are withheld from a nominee will have the same effect as a vote cast against such nominee. Directors are elected by a majority of the shares of Common Stock of the Company present in person or by proxy at the meeting and entitled to vote.

The proposal to approve the Company's 2007 Stock Incentive Plan must be approved by a majority of the shares of Common Stock present or represented and voting on the proposal at the meeting. If a shareholder marks a ballot or proxy card to abstain from voting on the proposal to approve the Company's 2007 Stock Incentive Plan, it will have the same effect as a vote cast "AGAINST" the proposal.

If we receive a signed proxy card with no indication of the manner in which to vote shares on a particular proposal, we will vote the shares in accordance with the recommendation of the Board of Directors for such proposal and, in the case of the seven nominees for election to the Board of Directors, "FOR" the election of the seven nominees and, in the case of the Company's 2007 Stock Incentive Plan, "FOR" the approval of the Company's 2007 Stock Incentive Plan.

Brokers who hold shares in street name for customers are required to vote as the beneficial owners instruct. A "broker non-vote" occurs when a broker does not have discretionary voting power with respect to a proposal and has not received instructions from the beneficial owner. Brokers are not permitted to vote on non-discretionary items if they have not received instructions from the beneficial owners. Brokers are permitted to indicate a "broker non-vote" on non-discretionary items absent instructions from the beneficial owner. Broker non-votes are treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present at the meeting. Broker non-votes relating to a proposal are not counted as votes cast with respect to that proposal.

EXECUTIVE OFFICERS

Following is certain information regarding certain executive officers of the Company. Information regarding the only other executive officer of the Company, Robert E. Ritchey, President and Chief Executive Officer, is included under "Proposal 1. Election of Directors."

H. Don Brown, age 51, is Senior Vice President — Human Resources and Real Estate, a position he has held since February 2006. Mr. Brown was Executive Vice President — Human Resources from July 2002 through February 2006. Prior to that time, he held the position of Vice President of Human Resources from September 1995 until July 2002. From November 1994 to August 1995, Mr. Brown served as Director of Human Resources.

Kenneth A. Goldberg, age 43, is Senior Vice President — Corporate Development and Strategy, a position he has held since February 28, 2007. Mr. Goldberg was Senior Vice President, Corporate Development and Marketing from August 2005 to February 28, 2007. Prior to joining the Company, Mr. Goldberg was Vice President of Business Development for BEA Systems, Inc., a publicly traded provider of application infrastructure software, from December 2004 to August 2005. He served BEA Systems, Inc. as Senior Director of Business Development from June 2001 to December 2004. Mr. Goldberg was Chief Executive Officer and President, as well as a founder of Cloud Pop, Inc., an e-commerce application service provider, from October 1999 to June 2001. Cloud Pop, Inc. filed Chapter 7 bankruptcy on December 11, 2002.

Craig E. Holmes, age 50, has served as Executive Vice President and Chief Financial Officer since joining the Company in August 2003. He was appointed acting Principal Accounting Officer in May 2007. Prior to joining the Company, from September 2002 to July 2003 Mr. Holmes provided operational and financial consulting to a variety of companies. From August 2001 to June 2002 Mr. Holmes served as Executive Vice President and Chief Financial Officer of Masergy Communications, Inc., a network services and equipment provider. From July 1999 to June 2001 Mr. Holmes served as Chief Financial Officer of EpicRealm Inc., a software development and network services company. From September 1995 to June 1999 Mr. Holmes served as Vice President and Chief Accounting Officer and then Executive Vice President and Chief Financial Officer of Excel Communications, Inc., a provider of telecommunications equipment and services.

Dean C. Howell, age 49, is Senior Vice President, General Counsel and Secretary. Mr. Howell was Executive Vice President and General Counsel from July 2002 through February 2006, and was elected Secretary in June of 2004. He held the position of Vice President and General Counsel from July 2000 until July 2002. From March 1996 to June 2000, he served as Vice President and Corporate Counsel and from October 1992 to February 1996, as Legal Counsel.

James A. Milton, age 46, is Executive Vice President and Chief Operating Officer, a position he has held since the commencement of his employment by the Company on January 30, 2006. From October 2004 until December 2005, Mr. Milton was Executive Vice President of Global Sales and Services for UGS Corporation, a product lifecycle management software company. Prior to joining UGS, from May 2002 to September 2004, Mr. Milton served as Senior Vice President and Managing Director for the Americas for the Customer Solutions Group of Hewlett-Packard, a technology solutions provider to consumers, businesses and institutions globally. From January 2000 to May 2002, Mr. Milton was Senior Vice President and General Manager, North America for Compaq Computer Corporation, a leading supplier of Internet infrastructure and access solutions.

Michael J. Polcyn, age 49, is currently Senior Vice President, Engineering and Chief Technology Officer, a position he has held since August 2004. Prior to such time, Mr. Polcyn served as Senior Vice President, Engineering, a position he held from July 2002 to August 2004. Prior to his promotion, Mr. Polcyn served as Vice President, Research and Development for the Company's Enterprise Solutions Division, a position he had held since March 2001. From December 2000 to February 2001, Mr. Polcyn served as Vice President, Engineering. From March 1998 to December 2000, Mr. Polcyn served as Vice President, Packaged Products Line of Business. Prior thereto, he served as Vice President, Business Development and Product Marketing from December 1995 to March 1998.

Francis G. Sherlock, age 46, is Senior Vice President and Managing Director EMEA, a position he has held since January 2006. Mr. Sherlock served as Senior Vice President, Operations from June 2002 until January 2006. Mr. Sherlock served as Senior Vice President and General Manager from March 2001 until June 2002. Prior to such time, Mr. Sherlock served as Director, Operations from June 1999 to March 2001.

PROPOSAL 1. ELECTION OF DIRECTORS

The operation of our business and affairs is managed by and under the direction of the Board of Directors, which exercises all of our corporate powers and establishes broad corporate policies. Under our Bylaws, we must have at least three and no more than eleven director positions on the Board of Directors as from time to time fixed and determined by a vote of a majority of the directors serving at the time of such vote. The number of director positions presently constituting the Board is seven (a number that cannot be increased except in accordance with the Board Representation and Governance Agreement discussed below). The seven directors who are elected at the meeting will serve until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The seven nominees are the current directors of the Company: David W. Brandenburg, Daniel D. Hammond, Timothy W. Harris, Gerald F. Montry, George C. Platt, Donald B. Reed and Robert E. Ritchey. During the fiscal year ended February 28, 2007, the Board of Directors held 13 meetings. In addition, the Board of Directors held two special meetings of the outside members of the Board. Each of the nominees who was a director in fiscal 2007 attended at least 75% of the aggregate of the total number of meetings of the Board of Directors during his or her tenure as a director and the total number of meetings of any committees of the Board of Directors on which he or she served during the last fiscal year.

Directors are elected by a majority of the shares of Common Stock of the Company present in person or by proxy at the meeting and entitled to vote. Votes may be cast in favor of or withheld from each nominee. All duly submitted and un-revoked proxies in the form accompanying this proxy statement will be voted for the nominees selected by the Board of Directors except where authorization so to vote is withheld. Votes that are withheld from a nominee will have the same effect as a vote cast against such nominee. If any nominee becomes unable or unwilling to serve (which is not presently foreseen), the persons designated as proxies will have full discretion to cast votes for another person designated by the Board (acting in accordance with the Board Representation and Governance Agreement). **THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF ITS SEVEN NOMINEES.**

BOARD REPRESENTATION AND GOVERNANCE AGREEMENT

On June 22, 2007, in connection with the resolution of a proxy solicitation that was initiated by David W. Brandenburg seeking to have seven of his nominees elected to the Board of Directors, the Company entered into a Board Representation and Governance Agreement (or Governance Agreement) with Mr. Brandenburg. Each of Saj-nicole A. Joni, Joseph J. Pietropaolo and Jack P. Reily (the Outgoing Directors) resigned from the Board of Directors on June 22, 2007. The Governance Agreement was approved by the Board of Directors following the resignation of the Outgoing Directors. The following is a summary of the Governance Agreement, which summary is qualified in its entirety by reference to the full text of the Governance Agreement, which the Company filed with the Securities and Exchange Commission on June 25, 2007 as an exhibit to a Current Report on Form 8-K.

Appointment of New Nominees Prior to the 2007 Annual Meeting. The Company has agreed to appoint Mr. Brandenburg, Daniel D. Hammond and Timothy W. Harris (or collectively the New Nominees) as directors to fill the three vacancies on the Board of Directors created by the resignations of the Outgoing Directors, each to a term which will expire at the Company's 2007 annual meeting. These appointments were made on June 22, 2007.

2007 Annual Meeting. Unless the Board of Directors has determined, in accordance with the Governance Agreement, that its fiduciary duties require it to act otherwise, the Company has agreed to cause the slate of nominees standing for election at the 2007 annual meeting to include the New Nominees as well as the "Incumbent Slate" consisting of Gerald F. Montry, George C. Platt, Donald B. Reed and Robert E. Ritchey.

In connection with the 2007 annual meeting, the Company has also agreed to, among other things -

- refrain from nominating or recommending any person for election to the Board of Directors except the New Nominees and the Incumbent Slate;
- use its reasonable best efforts to solicit proxies in favor of the election of the New Nominees and the Incumbent Slate; and
- vote all valid proxies at the 2007 Annual Meeting, and cause all valid proxies received by the Company to be voted, in the manner specified by such proxies; provided that if express directions are not provided by the shareholder, all such proxies shall be voted in such manner as will assure the election of each member of the Incumbent Slate and each of the New Nominees.

Other Meetings or Actions of Shareholders. The Company (unless the Board of Directors has determined, in accordance with the Governance Agreement, that its fiduciary duties require it to act otherwise) and Mr. Brandenburg have agreed to -

- at all times prior to the election of directors at the Company's 2008 annual meeting of shareholders, to cause such party's slate and the Company's management to refrain from calling any special meetings of shareholders for the purpose of removing any of the other party's slate or taking any action to curtail the term of any of the other party's nominees; and

- with respect to any election of directors or any meeting of shareholders occurring prior to the 2008 annual meeting, to recommend against, and to cause each member of such party's slate to recommend against, the removal of any nominee of the other party then serving as a director, or curtailment of the term of any of the other party's nominees, and shall use its or his reasonable best efforts to solicit proxies against any such action.

Charter Documents. The Company has agreed to cause the Incumbent Slate and management to refrain from, at all times through the 2008 annual meeting, facilitating any amendments to, or taking any action under, the Company's organizational documents that would be inconsistent with the intent of the Governance Agreement, including any increase in the size of the Board of Directors.

Board Leadership. Concurrently with appointment of the New Nominees as members of the Board, the Board of Directors will appoint Mr. Brandenburg as Chairman of the Board of Directors and Daniel D. Hammond as Vice Chairman, and at all times through the 2008 annual meeting -

- Mr. Brandenburg will continue to serve as Chairman of the Board of Directors and Daniel D. Hammond will continue to serve as Vice Chairman;

- the Board of Directors will appoint Mr. Brandenburg as Chairman of the Board of Directors and Daniel D. Hammond as Vice Chairman;

- the Company will not take, and shall cause the Incumbent Slate to refrain from taking, any action without the prior written consent of Mr. Brandenburg that would have the effect of diminishing the authority of the Chairman or Vice Chairman;

- the Vice Chairman will, in the absence or disability of the Chairman, have the duties, authority and powers of the Chairman; and

- the Vice Chairman will have such other duties, authority and powers as the Chairman may from time to time delegate.

Committee Representation. Concurrently with the execution of the Governance Agreement and pursuant thereto, the Board of Directors will reconstitute its committees as follows:

- Audit Committee: Gerald F. Montry – Chair, Timothy W. Harris and Donald B. Reed.

- Compensation Committee: Donald B. Reed – Chair, Daniel D. Hammond and Timothy W. Harris.

- Executive Committee: David W. Brandenburg – Chair, Robert E. Ritchey and George C. Platt.

- Financial and Strategic Planning Committee: Daniel D. Hammond – Chair, Gerald F. Montry and George C. Platt.

- Nominating Committee: Timothy W. Harris – Chair and Donald B. Reed.

Effective December 1, 2007 (when Mr. Brandenburg is expected to be "independent" under Nasdaq rules), and continuing through the 2008 annual meeting, the Board of Directors will appoint Mr. Brandenburg as a member of the Nominating Committee. Also, in the event that any other Board committee is created at any time through the 2008 annual meeting, the Board of Directors will appoint at least one New Nominee to such committee. At all times through the 2008 annual meeting, unless required by applicable law or applicable stock exchange rules, or with the prior consent of the New Nominees which shall not be unreasonably withheld, no committees are to be disbanded and no amendments may be made to any committee charter.

Replacement of New Nominees. If at any time through the 2008 annual meeting, any of the New Nominees cannot serve as a nominee or a director of the Company, Mr. Brandenburg will be entitled to appoint a replacement nominee or director; however, unless such proposed replacement is one of four specified individuals (Stuart Barab, Wilson David "Bill" Fargo, Mark Weinzierl and Michael J. Willner), such replacement nominee or director must be reasonably acceptable to the Nominating Committee.

Replacement of Nominees with Respect to Incumbent Slate. If at any time through the 2008 annual meeting, any member of the Incumbent Slate cannot serve as a nominee or director of the Company, Gerald F. Montry will be entitled to appoint a replacement nominee or director; however, such replacement nominee or director must be reasonably acceptable to the Nominating Committee.

No Other Matters to be Presented for Shareholder Approval. The Company has agreed not to present any matter for a shareholder vote at the 2007 annual meeting other than the matters described in Proposal Nos. 1 and 2 in this proxy statement.

Termination of Proxy Solicitation. Concurrently with appointment of the New Nominees as directors of the Company and their nomination for election to the Board of Directors at the 2007 Annual Meeting in accordance with the Governance Agreement, Mr. Brandenburg has agreed to withdraw his previous nomination of seven nominees for election to the Board of Directors and terminate his related proxy solicitation with respect to the election of directors at the 2007 Annual Meeting, notify the SEC of the termination of his proxy solicitation, withdraw his demand to inspect the Company's shareholder records and his related request pursuant to Rule 14a 7 under the Securities Exchange Act of 1934, as amended (the Exchange Act), for a shareholder list, and amend his Schedule 13D to indicate the termination of his proxy solicitation and that, under Rule 13d-5(b)(1) promulgated under the Exchange Act, he and the other reporting persons filing the amended Schedule 13D, are no longer deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by each of the other reporting persons.

Restrictions on Future Participation in Proxy Solicitations. For so long as at least three of the New Nominees are serving as members of the Board of Directors, and provided that the Governance Agreement has not been breached in any material respect by the Company, and subject to certain exceptions set forth in the Governance Agreement, Mr. Brandenburg has agreed not to, except as participants in any "solicitation" (as such term is used in the proxy rules of the SEC) conducted by or on behalf of the Company, (i) with respect to the Company, make, engage or in any way participate in, directly or indirectly, any third party "solicitation" of proxies or consents (whether or not relating to the election or removal of directors); (ii) seek to advise, encourage or influence any person with respect to the voting of any Common Stock except in accordance with the recommendations of the Board of Directors; (iii) except as specifically and expressly set forth in the Governance Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board of Directors; or (iv) initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the SEC) the Company's shareholders for the approval of shareholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such shareholder proposal, regardless of its purpose, or otherwise communicate with the Company's shareholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Exchange Act.

Reimbursement of Out-of-Pocket Expenses. The Company has agreed to reimburse Mr. Brandenburg for all out-of-pocket legal and other expenses incurred by him in connection with his proxy solicitation and the negotiation, execution and performance of the Governance Agreement up to $500,000. Additionally, the Company has agreed to reimburse the New Nominees and members of the Incumbent Slate for separate counsel in connection with matters relating to the Governance Agreement and their service on the Board of Directors.

Brandenburg Voting Covenant. Mr. Brandenburg has agreed to cause all shares of Common Stock beneficially owned by him and his affiliates, as to which he is entitled to vote at the 2007 annual meeting, to be voted in favor of (i) the election of the New Nominees and the Incumbent Slate; and (ii) the approval of the Company's 2007 Stock Incentive Plan.

Certain Proposed Initiatives. As a material inducement for Mr. Brandenburg to enter into the Governance Agreement and terminate his proxy solicitation, the Company has agreed that the Board of Directors will review the Company's selling, general and administrative expenses, explore opportunities to increase product sales revenue, including, but not limited to, expanding the sales force, evaluate the strategic direction of the Company's current and future products and services and the alignment of its research and development efforts with such strategic direction, explore the feasibility of monetizing the Company's patent portfolio through the implementation of a royalty generating licensing program, and conduct a review of performance-based compensation models as part of an effort to more closely align executive and board compensation with the enhancement of shareholder value.

DIRECTOR RESIGNATION AGREEMENTS

As previously mentioned, each of Saj-nicole A. Joni, Joseph J. Pietropaolo and Jack P. Reily resigned from the Board of Directors on June 22, 2007. In connection with their resignations, they each entered into substantially identical letter agreements with the Company, dated June 22, 2007. The Company filed the letter agreements with the Securities and Exchange Commission on June 25, 2007 as an exhibit to a Current Report on Form 8-K.

In the letter agreements, each of the resigning directors agreed (i) to resign from the Board of Directors, effective as of June 22, 2007 and (ii) not to stand for re-election as a director at the Company's 2007 annual meeting of shareholders. The letter agreements provide that the directors are not resigning because of any disagreement on any matter relating to the Company's operations, policies or practices, but rather at the request of the Company to enable the New Nominees to join the Board of Directors promptly following the directors' resignations. The letter agreements further provide that the resigning directors were not a party to, and did not vote on, the Company's decision to enter into the Governance Agreement with David W. Brandenburg. As consideration for their resignations, each of the resigning directors is to receive a lump sum payment of $20,000, reimbursement of certain legal fees incurred in connection with their review of the letter agreements and, in the case of Saj-nicole A. Joni, an additional $750. Additionally, (i) those stock options held by the resigning directors that were granted following the 2006 annual meeting vested as of the effective date of the resignations, and (ii) any stock options held by the resigning directors that would otherwise expire less than 12 months following their resignations have been amended to expire 12 months after the effective date of the resignations.

Subject to certain exceptions, the parties are releasing and indemnifying each other to the fullest extent permitted by applicable law. Additionally, the Outgoing Directors continue to be covered by the Company's directors' and officers' liability insurance for their acts as a director through the effective date of their resignations.

CERTAIN INFORMATION REGARDING NOMINEES

Set forth below is certain information with respect to the seven nominees for election to the Board of Directors.

David W. Brandenburg, age 62, is currently President of the Brandenburg Life Foundation, a 501(c)(3) charitable foundation which he founded with his wife in 1996. Mr. Brandenburg retired as Chairman and Chief Executive Officer of the Company in November 2004 and left the Company's Board of Directors in December 2004. He had re-joined the Company as a Director in 1997 and became the Company's Chief Executive Officer in June 2000. He also served as Chairman of the Board of Directors of the Company from December 2000 to November 2004 and as President of the Company from February 2001 to July 2002. Prior to re-joining the Company, from November 1997 until its merger with Davox Corporation in May 1998, Mr. Brandenburg served as President and Chief Executive Officer of AnswerSoft, Inc., a global provider of call center software automation solutions. From December 1994 until May 1995, Mr. Brandenburg served as Vice Chairman of the Board of Directors of the Company. In addition, he served as the Company's President from 1991 to 1994, as Chief Operating Officer of the Company from 1990 to 1991, and as a Director of the Company from 1989 until 1995. Mr. Brandenburg rejoined the Company's Board of Directors in June 2007 and has served as Chairman of the Board since that time.

Daniel D. Hammond, age 55, is currently President of Hammond Development International, Inc., a privately-held real estate investment company. Prior to this position, Mr. Hammond served in an advisory capacity to the Company and its former Chief Executive Officer, David W. Brandenburg, from January 2001 to February 2004. Mr. Hammond is a founder of the Company and served as its Chief Executive Officer from June 1986 to June 2000. He also served on the Company's Board of Directors from January 1984 until December 2000 and as Chairman of its Board of Directors from December 1990 to December 2000. Mr. Hammond is the named inventor of five U.S. patents issued to the Company and one U.S. patent pending. Mr. Hammond rejoined the Company's Board of Directors in June 2007 and has served as Vice Chairman of the Board since that time.

Timothy W. Harris, age 49, is currently the President and Chief Executive Officer of Questia Media, Inc., a privately-held company which provides copyrighted material in online digital libraries. Mr. Harris has served on the Board of Directors of Questia Media since December 2002. Prior to his role as Chief Executive Officer, Mr. Harris held other positions with Questia Media including as Vice President and Chief Operating Officer from January 2000 to December 2005 and as Vice President and Chief Financial Officer from October 1999 to May 2004. Prior to joining Questia Media, Mr. Harris worked for Compaq Computer Corporation from 1983 to 1998 in various positions, culminating in his role as Vice President and General Manager of their Commercial Desktop Division. His previous positions included Vice President, General Manager, Value Desktop Division; Vice President, Controller Desktop PC Division; and Vice President, Controller Personal Computer Division. Mr. Harris has served as a director of the Company since June 2007.

Gerald F. Montry, age 68, has served, since 1998, as the Managing Partner of Mont Reuil & Co., a private investment firm. Mr. Montry served as Senior Vice President and Chief Financial Officer of DSC Communications Corporation, a telecommunications equipment company, from 1986 until it was acquired by Alcatel in 1998. Prior to the acquisition he also served DSC as a member of the Board of Directors. Prior to his tenure at DSC, Mr. Montry held management positions within the aerospace, defense and computer industries. In addition to serving on the Company's Board, Mr. Montry serves on the Board of Directors of TranSwitch Corporation. Mr. Montry has served as a director of the Company since October 2002 and from November 2004 until June 2007 served as the Company's Chairman of the Board.

George C. Platt, age 66, is currently the Chairman of the Board and Chief Executive Officer of Viewcast.com, Inc., d.b.a. Viewcast Corporation, a company engaged in video networking and internet video streaming, a position he has held since September 2006. Prior to his recent promotion, Mr. Platt served as President and Chief Executive Officer of Viewcast Corporation from October 1999 until September 2006. From January 1991 to September 1999 Mr. Platt served as the President and Chief Executive Officer of InteCom Inc., a wholly owned subsidiary of Matra-Hachette, a company engaged in the manufacture and sale of telephone switching systems. Mr. Platt has served as a director of the Company since 1991.

Donald B. Reed, age 62, served as Chief Executive Officer of Cable Wireless Global from May 2000 to January 2003. Cable Wireless Global incorporated Cable and Wireless plc's wholly owned operations in the United States, United Kingdom, Europe and Japan and was a provider of internet protocol (IP) and data services to business customers. From May 1999 until May 2000 Mr. Reed served Cable and Wireless plc as Chief Executive Officer responsible for Global Services. Mr. Reed served on the Board of Directors of Cable and Wireless plc from August 2000 to December 2002. Mr. Reed's career includes 30 years at NYNEX (now part of Verizon), a regional telephone operating company. From 1995 to 1997 Mr. Reed served NYNEX as President and Group Executive, with responsibility for directing the company's regional, national and international government affairs, public policy initiatives, legislative and regulatory matters and public relations. Mr. Reed currently serves on the Board of Directors of Aggregate Industries, CSG Systems International, Inc., St. Lawrence Cement Group, Inc. and Idearc, Inc. Mr. Reed has served as a director of the Company since March 2004.

Robert E. Ritchey, age 60, is President and Chief Executive Officer of the Company, a position he has held since November 2004. From July 2002 until his promotion, Mr. Ritchey served as President of the Company. From December 2000 until July 2002, Mr. Ritchey served as President and General Manager Enterprise Solutions Division. Prior to joining the Company, from May 1999 to November 2000, Mr. Ritchey served as Vice President and General Manager of Notifier Integrated Systems, a subsidiary of Honeywell International, a provider of network based integration products to the electronic security and building controls industry. Mr. Ritchey has served as a director of the Company since June 2004.

Security Ownership of Directors and Executive Officers

The tabulation below sets forth certain information with respect to the beneficial ownership of shares of Common Stock, as of May 30, 2007, of each director and nominee for director of the Company, each executive officer listed in the Summary Compensation Table included elsewhere in this proxy statement, and all directors, nominees for director and executive officers of the Company as a group.

Name	Common Stock Beneficially Owned(1)	
	Number of Shares	Percent of Class
Directors and Nominees for Director		
David W: Brandenburg	1,429,162(2)	3.68%
Daniel D. Hammond	500,000(2)	1.29%
Timothy W. Harris	19,000(2)	*
Gerald F. Montry	222,000 (2)	*
George C. Platt	92,500 (2)	*
Donald B. Reed	63,000 (2)	*
Robert E. Ritchey	968,369 (2)	2.49%

Name	Common Stock Beneficially Owned(1)	
	Number of Shares	Percent of Class
Named Executive Officers (who are not a director or nominee named above)		
Craig E. Holmes.	268,689 (3)	*
Francis G. Sherlock	124,167 (3)	*
James A. Milton	125,000 (3)	*
Kenneth A. Goldberg	62,666 (3)	*
All Directors and Nominees for Director and Executive Officers as a Group (14) persons	4,611,526 (4)	11.87%

* Less than 1%

(1) Unless otherwise indicated, all shares listed are directly held with sole voting and investment power.

(2) Shares are not outstanding but are subject to currently exercisable stock options, other than 1,429,162 shares held by Mr. Brandenburg, 500,000 shares held by Mr. Hammond, 19,000 shares held by Mr. Harris, 7,500 shares held by Mr. Platt, 3,000 shares held by Mr. Reed, 55,869 shares held by Mr. Ritchey and 102,000 shares held directly by Mr. Montry and 50,000 shares held indirectly by Mr. Montry in a family limited partnership.

(3) Shares are not outstanding but are subject to currently exercisable stock options, other than 36,189 shares held by Mr. Holmes, 6,000 shares held by Mr. Goldberg, and 50,000 shares held indirectly by Mr. Milton in a family trust.

(4) Consists of shares beneficially owned by the Company's executive officers and directors. The shares beneficially owned by all directors and executive officers as a group include 2,381,084 shares issuable upon exercise of currently exercisable options and options which are exercisable within 60 days after June 25, 2007. The total also includes 102,200 shares held in trusts, family partnerships, or by spouses of directors and executive officers. The inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership.

Audit Committee Report

We have reviewed and discussed the Company's audited financial statements for the year ended February 28, 2007 with management and have discussed with Ernst & Young LLP, certified public accountants, the independent auditors and accountants for the Company, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380), as amended, and other SEC regulations with respect to those statements.

We have been advised of the content of, and have received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and have discussed with Ernst & Young LLP its independence in connection with its audit of the Company's most recent financial statements. Based on this review and these discussions, we recommended to the Board of Directors that these audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2007 for filing with the SEC.

Joseph J. Pietropaolo, Gerald F. Montry and Jack P. Reily comprise the Audit Committee. As of the date of this report, all are independent, as defined in Rule 4200(a)(15) of the Nasdaq Stock Market.

The Board of Directors has adopted a written charter for the Audit Committee.

The information in this Audit Committee report shall not be deemed to be soliciting material, or be filed with the SEC or subject to Regulation 14A or 14C or to liabilities of Section 18 of the Securities Act of 1933, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates these paragraphs by reference.

May 29, 2007

AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Joseph J. Pietropaolo, Chairman
Gerald F. Montry
Jack P. Reily

COMPENSATION OF DIRECTORS

Annual Retainers and Meeting Fees. All directors who are not also our employees receive an annual retainer of $20,000 for serving as a director of the Company. The Chairman of the Board, who is not an employee, receives an annual retainer of $50,000 for serving the Board as Chairman. The Chairman of the Audit Committee and Chairman of the Compensation Committee receive annual retainers of $10,000 and $5,000, respectively. The directors are also reimbursed for travel, lodging and related expenses incurred in attending Board and committee meetings and for certain legal expenses. Directors who are not also our employees receive a fee of $1,500 per day for each Board, committee or subcommittee meeting attended in person, and $750 per day for each such meeting attended by phone conference, provided that no director will receive attendance fees with respect to more than two meetings which occur on the same day and no director will receive a fee for a meeting if the only item of business at the meeting is a resolution to approve minutes of prior meetings.

Stock Options. In addition to the compensation set forth above, each non-employee director is eligible to receive equity based incentive awards under the 2005 Stock Incentive Plan. The Board granted each non-employee director serving in fiscal 2007 an option to purchase 15,000 shares of Common Stock on July 19, 2006 pursuant to the 2005 Stock Incentive Plan, at an exercise price of $6.615, which options can be exercised commencing on the date of 2007 annual meeting.

Current Freeze on Board Compensation. During the second quarter of fiscal 2008, the Board resolved to freeze compensation for our directors until the Company's performance improves or the Board determines that other circumstances dictate that it would be appropriate to increase or offer additional compensation. The freeze precludes increases in annual retainers and meeting fees and new stock option grants.

Director Compensation(1)

Name	Fees Earned or Paid in Cash($)(2)	Option Awards($)(1)(3)(4)	All Other Compensation($)	Total ($)
Saj-nicole A. Joni, Ph.D.	$ 62,000	$ 49,211	0	$ 111,211
Gerald F. Montry	126,250	49,211	0	175,461
Joseph J. Pietropaolo	71,250	49,211	0	120,461
George C. Platt	41,000	49,211	0	90,211
Donald B. Reed	67,000	49,211	0	116,211
Jack P. Reily	64,250	49,211	0	113,461

(1) The amounts in the column entitled "Option Awards" reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended February 28, 2007, in accordance with SFAS 123R. Assumptions used in the calculation of these amounts are included in Note J to the Company's audited financial statements for the fiscal year ended February 28, 2007, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(2) During our fiscal quarter ending May 31, 2007 we discovered we inadvertently made overpayments and underpayments to certain non-employee directors for fiscal 2007. The overpayments in the aggregate amount of $10,500 were offset against fees earned by the directors during fiscal 2008 and are not included in the column entitled "Fees Earned or Paid in Cash." The underpayments in the aggregate amount of $8,500 were paid during fiscal 2008 and are included in the column entitled "Fees Earned or Paid in Cash."

(3) As of February 28, 2007, the following non-employee directors held options covering the following aggregate number of shares outstanding: Ms. Joni – 60,000 shares, of which 45,000 shares are exercisable; Mr. Montry – 70,000 shares, of which 55,000 shares are exercisable; Mr. Pietropaolo – 70,000 shares, of which 55,000 shares are exercisable; Mr. Platt – 85,000 shares, of which 70,000 shares are exercisable; Mr. Reed – 60,000 shares, of which 45,000 shares are exercisable; and Mr. Reily — 70,000 shares, of which 55,000 shares are exercisable. All unvested options held by Ms. Joni, Mr. Pietropaolo and Mr. Reily were vested on June 22, 2007. See "Director Resignation Agreements."

(4) The grant date fair value of each director's option awards granted during fiscal 2007, computed in accordance with SFAS 123R, was $47,100.

Committees of the Board of Directors

The Board of Directors has established committees to address certain specific areas of the Board's responsibility. These committees include the Audit Committee, Compensation Committee, Nominating Committee, Executive Committee, and Finance and Strategic Planning Committee. The composition and chairmanships of these committees are subject to the Governance Agreement. See "Board Representation and Governance Agreement." The Board of Directors has determined that Daniel D. Hammond, Timothy W. Harris, Gerald F. Montry and Donald B. Reed are "independent directors" under Rule 4200(a)(15) of the NASD's Listing Standards. In addition, the Board of Directors has determined that Saj-nicole Joni, Ph.D., Joseph J. Pietropaolo and Jack P. Reily, former directors who resigned on June 22, 2007, were "independent directors" under Rule 4200(a)(15) of the NASD's Listing Standards. Mr. Brandenburg is not currently deemed to be an "independent director" under Rule 4200(a)(15) of the NASD's Listing Standards due to his previous employment with the Company less than three years ago. Effective December 1, 2007, Mr. Brandenburg is expected to be able to qualify as an "independent director" under Rule 4200(a)(15) of the NASD's Listing Standards.

The Audit Committee, which held 20 meetings during fiscal 2007, has the primary responsibility to ensure the integrity of the financial information we report. Its functions include: (a) the appointment, compensation and oversight of independent auditors; (b) reviewing the scope of the annual audit to be performed by the independent auditors prior to commencement of the audit; (c) reviewing the results of those audits; (d) reviewing the organization and scope of our internal system of audit and financial controls; (e) meeting periodically with management and the independent public accountants to review financial, accounting and internal control matters; (f) meeting periodically with the independent public accountants to discuss the results of their audit work and their opinions as to the adequacy of internal accounting controls and the quality of financial reporting; and (g) all other functions set forth in the Company's Audit Committee Charter. The Audit Committee Charter is available to shareholders on our website, http://www.Intervoice.com. The Company's Board of Directors has determined that two members of the Audit Committee, Gerald F. Montry and Timothy W. Harris, are audit committee financial experts. Its current members are Gerald F. Montry, Chairman, Timothy W. Harris and Donald B. Reed.

The Compensation Committee, which held 8 meetings during fiscal 2007, has the authority to determine and approve all the terms of the employment, compensation and benefits payable to executive officers of the Company, including those executive officers who are also directors. The Company's management is from time to time directed by the Compensation Committee to review certain compensation matters and make recommendations to the Compensation Committee concerning such matters. The Compensation Committee has the authority to administer and grant equity based awards under the 2005 Stock Incentive Plan, and, if approved at the annual meeting of shareholders, the 2007 Stock Incentive Plan. The Compensation Committee also has authority to administer stock options previously granted under the 2003 Stock Option Plan, the 1999 Stock Option Plan, and the 1998 Non-Qualified Stock Option Plan. The Compensation Committee Charter is available to shareholders on our website, http://www.Intervoice.com. The Compensation Committee is composed of Donald B. Reed, Chairman, Daniel D. Hammond and Timothy W. Harris.

The Nominating Committee, which met once during fiscal 2007, has the function to identify and propose to the full Board of Directors nominees to fill vacancies on the Board of Directors. The Nominating Committee Charter is available to shareholders on our website, http://www.Intervoice.com. Pursuant to the Nominating Committee Charter, the Nominating Committee of the Board of Directors will consider director candidates recommended by our shareholders. In order for the Nominating Committee to consider a potential nominee, shareholders must submit in writing (which shall not include e-mail) the following information to the Chairman of the Nominating Committee no later than the last day of our fiscal year before the annual meeting of shareholders at which directors are to be elected: the name of the shareholder, contact information for the shareholder, number of shares of Common Stock owned by the shareholder, name of the registered owner of the Common Stock (if different from the shareholder), name of the person recommended for director, brief biography of the person recommended for director, qualifications of the person recommended for director, and whether the person recommended for director consents to being named in the proxy statement as a nominee for director. The Nominating Committee requires our directors to possess certain minimum qualifications. A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to our business. A director must not have any conflicts of interests stemming from his or her institutional or other affiliations that would preclude, or have the appearance of precluding, such director from performing his or her duties and responsibilities as one of our directors, including without limitation, such director's duties of loyalty, honesty, and confidentiality, and the duty not to usurp corporate opportunities. The Nominating Committee also considers a wide variety of qualities and skills in its selection of directors, including: economic, technical, scientific, academic, financial, accounting, legal, marketing or other expertise applicable to our business; leadership or substantial achievement in their particular fields; demonstrated ability to exercise sound business judgment; integrity and high moral and ethical character; potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board as a whole; capacity and desire to represent the balanced, best interests of the shareholders as a whole and not primarily a special interest group or constituency; ability to work well with others; high degree of interest in our business; dedication to our success; commitment to the responsibilities of a director; and international business or professional experience. The Committee utilizes a variety of methods for identifying and evaluating nominees for director, and there are no differences in the manner in which the Committee evaluates director nominees based on whether the nominee is recommended by a shareholder. The Committee shall identify the candidates for director nominees in consultation with other members of the Board and management, through the use of search firms or other advisers, or through recommendations submitted by shareholders. In order to find qualified nominees for the Board, we have paid, and in the future could pay, fees to a search firms or other advisor to assist in identifying and evaluating nominees for director. The current members of the Nominating Committee are Timothy W. Harris, Chairman, and Donald B. Reed.

The Executive Committee, which did not meet during fiscal 2007, may, to the extent permitted by law, exercise the power of the Board of Directors when the Board is not in session. It also has the responsibility for reviewing long-range plans, capital expenditure programs, acquisitions and general corporate financing matters and making related recommendations to the Board of Directors. Its current members are David W. Brandenburg, Chairman, Robert E. Ritchey and George C. Platt.

The Finance and Strategic Planning Committee, which held 11 meetings during fiscal 2007, was formed in order to oversee and to provide consultation and recommendations to the Board and management concerning our financing requirements and strategic direction. The activities overseen by the Committee include mergers and acquisitions, commercial lending arrangements, the issuance of equity, debt and convertible securities, stock buy-backs, and similar financing and strategic activities. Its current members are Daniel D. Hammond, Chairman, Gerald F. Montry and George C. Platt.

Communication with Directors

Shareholders can send communications to the Board of Directors by delivering them in writing (which shall not include e-mail) to The Board of Directors, Intervoice, Inc., 17811 Waterview Parkway, Dallas, Texas 75252. When we receive a shareholder communication addressed to the Board we will forward it to the Chairman of the Board unless the communication is addressed to the Chairman of the Nominating Committee of the Board, the Chairman of the Compensation Committee of the Board, or the Chairman of the Audit Committee of the Board, in which case we will forward the communication to the appropriate committee chairman.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2007 was an officer or employee of the Company or any of our subsidiaries, was formerly an officer of the Company or any of our subsidiaries, or had any other relationship that would require disclosure in this proxy statement. None of our executive officers serves as a member of the compensation committee of another entity (or other board committee performing equivalent functions, or in the absence of such committee, the entire board of directors for such other entity), one of whose executive officers served as director of the Company. Nor did any executive officer of the Company serve as a director of another entity, one of whose executive officers served on the Compensation Committee of the Company.

PROPOSAL 2. TO APPROVE OUR 2007 STOCK INCENTIVE PLAN

As shareholders, you are being asked to vote in favor of the adoption of the Intervoice, Inc. 2007 Stock Incentive Plan, which the Board of Directors adopted on May 29, 2007, and amended on June 1, 2007. If approved by shareholders, the plan will amend and restate the existing Intervoice, Inc. 2005 Stock Incentive Plan, which was established effective July 13, 2005, and become the sole plan for providing equity-based incentive compensation to the Company's employees, non-employee directors and other service providers. The 2005 Stock Incentive Plan amended and restated the Intervoice, Inc. 1998 Nonqualified Stock Option Plan, the Intervoice-Brite, Inc. 1999 Stock Option Plan and the Intervoice, Inc. 2003 Stock Option Plan, and awards granted under these plans will continue to be subject to the terms of the plans as in effect on the date of grant of the awards. A copy of the 2007 Stock Incentive Plan, as adopted and amended by the Board of Directors, is set forth in Appendix A.

The Board of Directors believes that an equity stake through equity compensation programs effectively aligns service provider and shareholder interests by motivating and rewarding long-term performance that will enhance shareholder value and recommends that shareholders approve the adoption of the plan. Because non-employee directors and executive officers of the Company are eligible to receive awards under the plan, they have a personal interest in the approval of the adoption of the plan.

The plan is intended to promote and advance the interests of the Company by providing employees, non-employee directors and other service providers of the Company and its affiliates added incentive to continue in the service of the Company through a direct interest in the future success of the Company's operations. The Board of Directors believes that employees, non-employee directors and other service providers who have an investment in the Company are more likely to meet and exceed performance goals.

In order to address potential shareholder concerns regarding the number of options, stock appreciation rights or stock awards (including restricted stock units) we intend to grant in a given year, the Board of Directors commits to our shareholders that for each of the next three fiscal years (commencing with our fiscal year ending February 29, 2008) it will not grant a number of shares subject to options, stock appreciation rights or stock awards to employees or non-employee directors greater than 5.82% of the number of shares of our Common Stock that we believe will be outstanding over such three year period. We use 5.82% as a maximum burn rate based on our Global Industry Classification Standards (GICS) Peer Group (4510 – Software and Services). For purposes of calculating the number of shares granted in a year to determine our burn rate, stock awards will count as equivalent to (1) 1.5 option shares, if our annual stock price volatility is 53% or higher, (2) two option shares if our annual stock price volatility is between 25% and 52%, and (3) four option shares if our annual stock price volatility is less than 25%.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE ADOPTION OF THE 2007 STOCK INCENTIVE PLAN. EACH PROPERLY EXECUTED PROXY CARD WILL BE VOTED IN FAVOR OF THE PROPOSAL UNLESS SHAREHOLDERS SPECIFY OTHERWISE.

Description of the 2007 Stock Incentive Plan

The following is a summary of the 2007 Stock Incentive Plan. This summary is qualified in its entirety by reference to the full text of the plan, as adopted by the Board of Directors, as set forth in Appendix A.

Purposes. The plan allows for the grant of incentive and nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, stock awards and other incentive awards to employees, non-employee directors and other service providers of the Company and its affiliates who are in a position to make a significant contribution to the success of the Company. Awards under the plan are used to attract and retain highly qualified individuals to perform services for the Company and to align the interests of those individuals with those of the shareholders of the Company. The plan will provide an essential component of the total compensation package, reflecting the importance that the Company places on aligning the interests of service providers with those of our shareholders.

Administration. The plan provides for administration by the Compensation Committee or another committee of the Board of Directors. Each member of the committee must –

- meet independence requirements of NASDAQ,
- be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and
- be an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

For awards granted to non-employee directors, the committee will be the Board of Directors.

The committee has the authority to –

- operate, interpret and administer the plan,
- determine eligibility for and the amount and nature of awards,
- establish rules and regulations for the plan's operation,
- accelerate the exercise, vesting or payment of an award if the acceleration is in the best interest of the Company,
- require participants to hold shares acquired under an award for a stated period of time, and
- establish other terms and conditions of awards made under the plan.

The committee has authority on all matters relating to the discharge of its responsibilities and the exercise of its authority under the plan. The plan provides for indemnification of committee members for personal liability incurred related to any action, interpretation, or determination made in good faith related to the plan and awards made under the plan. The committee may delegate authority to grant awards under the plan to a subcommittee of two or more outside directors.

Eligibility. Employees, non-employee directors and other service providers of the Company and our affiliates who, in the opinion of the committee, are in a position to make a significant contribution to the success of the Company and our affiliates are eligible to participate in the plan. The committee determines the type and size of awards and sets the terms, conditions, restrictions and limitations on awards within the confines of the plan's terms. As of May 22, 2007, there were approximately 711 employees and six non-employee directors who would be eligible to participate in the plan.

Available Shares. The maximum number of shares of Common Stock available for grant under the plan is 1,000,000 shares, plus all shares that remain available for grant under the 2005 Stock Incentive Plan as of the effective date of the 2007 Stock Incentive Plan, plus any shares subject to outstanding awards under the 2005 Stock Incentive Plan that later cease to be subject to the awards for any reason other than the awards having been exercised. In addition, if an award granted under the plan ceases to be subject to the award for any reason other than exercise, the undelivered shares subject to the award will become available for future awards under the plan. The committee has discretion to determine the manner of counting shares of Common Stock available for award under the plan. Shares of Common Stock issued under the plan may be shares of original issuance or treasury shares or a combination of those shares.

The maximum number of shares of Common Stock available for grant of awards under the plan to any one participant is (i) 500,000 shares during the fiscal year in which the participant begins work for the Company and (ii) 300,000 shares during each fiscal year thereafter. The maximum number of shares of Common Stock that may be subject to nonqualified stock options and stock appreciation rights granted to any one participant in a fiscal year is 500,000. The maximum number of shares of Common Stock that may be granted as incentive stock options is 1,000,000.

The number of shares available for award under the plan and maximum number of share grants are subject to adjustment for certain corporate changes in accordance with the provisions of the plan.

Stock Options. The plan provides for the grant of incentive stock options intended to meet the requirements of Section 422 of the Code and nonqualified stock options that are not intended to meet those requirements. Incentive stock options may be granted only to employees of the Company and its affiliates. Options will be subject to terms, conditions, restrictions and limitations established by the committee, as long as they are consistent with the terms of the plan.

The committee will determine when an option will vest and become exercisable. No option will be exercisable more than seven years after the date of grant (or, in the case of an incentive stock option granted to a 10% shareholder, five years after the date of grant). Unless otherwise provided in the option award agreement, options terminate within a certain period of time following a participant's termination of employment or service by reason of death, disability or retirement (18 months), by reason other than death, disability, retirement or cause (12 months) or for cause (30 days). The 18-month exercise period following retirement is shortened to 10 days following written notice to the participant if the participant engages in a harmful activity (as defined in the plan).

Generally, the exercise price of a stock option granted under the plan may not be less than the fair market value of the Common Stock on the date of grant. However, the exercise price may be less if the option is granted in connection with certain transactions and complies with special rules under Section 409A of the Code. Incentive stock options must be granted at 100% of fair market value (or, in the case of an incentive stock option granted to a 10 percent shareholder, 110% of fair market value). The average of the high and low prices of the Common Stock on May 31, 2007 was $7.94.

The exercise price of a stock option may be paid –

- in cash,
- in the discretion of the committee, with previously acquired nonforfeitable, unrestricted shares of Common Stock that have an aggregate fair market value at the time of exercise equal to the total exercise price or by surrendering option shares having a fair market value at the time of exercise equal to the total exercise price, or
- a combination of those shares and cash.

In addition, in the discretion of the committee, the exercise price may be paid by delivery to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the option shares and deliver the sale or margin loan proceeds directly to the Company to pay the exercise price and any required withholding taxes.

Stock Appreciation Rights (SARs). A stock appreciation right (or SAR) entitles the participant to receive an amount in cash and/or shares of Common Stock, as determined by the committee, equal to the amount by which the Common Stock appreciates in value after the date of the award. The committee will determine when the SAR vests and becomes exercisable. Generally, the exercise price of a SAR will not be less than the fair market value of the Common Stock on the date of grant. However, the exercise price may be less if the stock is granted in connection with certain transactions and complies with special rules under Section 409A of the Code. No SAR will be exercisable later than seven years after the date of the grant. The committee will set other terms, conditions, restrictions and limitations on SARs, including rules as to exercisability after termination of employment or service.

Restricted Stock and Restricted Stock Units (RSUs). Restricted stock is shares of Common Stock that must be returned to the Company if certain conditions are not satisfied. The committee will determine the restriction period and may impose other terms, conditions and restrictions on restricted stock, including vesting upon achievement of performance goals under a performance award and restrictions under applicable securities laws. The committee also may require the participant to pay for restricted stock. Subject to the terms and conditions of the award agreement related to restricted stock, a participant holding restricted stock will have the right to receive dividends on the shares of restricted stock during the restriction period, vote the restricted stock and enjoy all other shareholder rights related to the shares of Common Stock. Upon expiration of the restriction period, the participant is entitled to receive shares of common stock not subject to restriction.

Restricted stock units (or RSUs) are fictional shares of Common Stock. The committee will determine the restriction period and may impose other terms, conditions and restrictions on RSUs. Upon the lapse of restrictions, the participant is entitled to receive one share of Common Stock or an amount of cash equal to the fair market value of one share of common stock as provided in the award agreement. An award of restricted stock units may include the grant of a tandem cash dividend right or dividend unit right. A cash dividend right is a contingent right to receive an amount in cash equal to the cash distributions made during the period the RSU is outstanding. A dividend unit right is a contingent right to have additional RSUs credited to the participant equal to the number of shares of Common Stock (at fair market value) that may be purchased with the cash dividends. Restricted stock unit awards are considered nonqualified deferred compensation subject to Section 409A of the Code.

Performance Awards. A performance award is an award payable in cash or Common Stock (or a combination) upon the achievement of certain performance goals over a performance period. Performance awards may be combined with other awards to impose performance criteria as part of the terms of the other awards. For each performance award, the committee will determine –

- the amount a participant may earn in the form of cash or shares of Common Stock or a formula for determining the amount payable to the participant,
- the performance criteria and level of achievement versus performance criteria that will determine the amount payable or number of shares of Common Stock to be granted, issued, retained and/or vested,
- the performance period over which performance is to be measured, which may not be shorter than one year,
- the timing of any payments to be made,
- restrictions on the transferability of the award, and
- other terms and conditions that are not inconsistent with the plan.

The maximum amount that may be paid in cash under a performance award each fiscal year is $2,000,000. If an award provides for a performance period longer than one fiscal year, the limit will be multiplied by the number of full fiscal years in the performance period. The performance measure(s) to be used for purposes of performance awards may be described in terms of objectives that are related to the individual participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit of the Company in which the participant is employed, and may consist of one or more or any combination of the following criteria:

- Earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis)
- Return on equity
- Return on assets or net assets
- Revenues
- Income or operating income
- Expenses or expense levels
- Return on capital or invested capital or other related financial measures
- Capital expenditures
- Economic value added
- Individual business objectives
- Accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions
- One or more operating ratios
- Stock price
- Total shareholder return
- Market share
- Cash flow
- Net borrowing, debt leverage levels, credit quality or debt ratings
- Net asset value per share
- Profit margin
- Operating profit

Performance awards may be designed to comply with Code Section 162(m) performance-based compensation requirements. Section 162(m) of the Code limits the Company's income tax deduction for compensation paid to each of the CEO and the four other highest paid officers of the Company to $1 million each year. There is an exception to the $1 million deduction limitation for performance-based compensation. To the extent that awards are intended to qualify as "performance-based compensation" under Code Section 162(m), the performance criteria will be established in writing by the committee not later than 90 days after the commencement of the performance period, based on one or more, or any combination, of the performance criteria listed above. The committee may reduce, but not increase, the amount payable and the number of shares to be granted, issued, retained or vested under a performance award. Prior to payment of compensation under a performance award intended to comply with the Code Section 162(m) performance-based compensation exception, the committee will certify the extent to which the performance goals and other criteria are achieved.

Stock Awards and Other Incentive Awards. A stock award is an award of unrestricted Common Stock. Stock awards may be granted upon terms and conditions determined by the committee. Shares of Common Stock issued under stock awards may be issued for cash consideration or for no cash consideration. The committee may also grant other incentive awards under the plan based upon, payable in or otherwise related to, shares of Common Stock if the committee determines that the other incentive awards are consistent with the purposes of the plan. Other incentive awards will be subject to any terms, conditions, restrictions or limitations established by the committee. Payment of other incentive awards will be made at the times and in the forms, which may be cash, shares of Common Stock or other property, established by the committee.

New Plan Benefits. The number of awards that will be received by or allocated to our executive officers, non-employee directors, employees and other service providers under the 2007 Stock Incentive Plan is undeterminable at this time.

Corporate Change. Unless an award agreement provides otherwise, if a participant's employment or service with the Company is involuntarily terminated other than for cause or voluntarily terminated for good reason during the period beginning 90 days before and ending one year after a "corporate change" (as defined in the plan), any time periods, conditions or contingencies relating to exercise or realization of, or lapse of restrictions under awards granted under the plan will be automatically accelerated or waived so that:

- if no exercise of the award is required, the award may be realized in full at the time of termination, or
- if exercise of the award is required, the award may be exercised in full beginning at the time of termination.

If awards are replaced in connection with a corporate change by comparable types of awards, those replacement awards will provide for automatic acceleration or waiver in the event a participant's employment or service with the Company is involuntarily terminated other than for cause or is voluntarily terminated for good reason, within one year after the corporate change. The committee also may require a participant to cash out outstanding awards in connection with a corporate change. Payment of awards in connection with a corporate change or termination in connection with a corporate change will be delayed if necessary to comply with Code Section 409A.

Withholding Taxes. All applicable withholding taxes will be deducted from any payment made under the plan, withheld from other compensation payable to the participant or the participant will be required to pay the taxes before the Company makes any payment of cash or Common Stock under the plan. Payment of withholding taxes may be made by withholding shares of Common Stock from any payment of Common Stock due or by delivery to the Company of previously acquired shares of Common Stock, in either case having an aggregate fair market value equal to the amount of the required withholding taxes.

Transferability. No award will be subject to execution, attachment or similar process, and no award may be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of, other than by will or under applicable laws of descent and distribution. Any attempted sale, transfer, pledge, exchange, hypothecation or other disposition of an award not specifically permitted by the plan or the award agreement will be null and void and without effect. If provided in the award agreement, nonqualified stock options may be transferred by a participant to a permitted transferee. A participant may request that the Company observe the terms of a domestic relations order in relation to the division of a plan award.

Amendment. The Board of Directors may suspend, terminate, amend or modify the plan, but may not without approval by our shareholders, make any alteration or amendment that –

- increases the total number of shares of Common Stock that may be issued under the plan (other than adjustments in connection with certain corporate reorganizations and other events),
- changes the designation or class of persons eligible to receive awards under the plan, or
- effects any change for which shareholder approval is required by or necessary to comply with applicable law or the listing requirements of NASDAQ or any other exchange or association on which the Common Stock is then listed or quoted.

An amendment to the plan will not require shareholder approval if it is made to conform the plan to statutory or regulatory requirements.

Effectiveness. The Plan will become effective as of July 11, 2007, provided it is approved by the shareholders of the Company in a manner that complies with applicable law within 12 months after such date; provided, however, that no awards may be made under the Plan unless and until it is so approved. Unless terminated earlier, the plan will terminate on July 11, 2012.

United States Federal Income Tax Consequences

The following summary is based on an analysis of the Internal Revenue Code of 1986, as amended (the "Code") as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change.

Incentive Stock Options. No income will be recognized by a participant for federal income tax purposes upon the grant or exercise of an incentive stock option. The basis of shares transferred to a participant upon exercise of an incentive stock option is the price paid for the shares. If the participant holds the shares for at least one year after the transfer of the shares to the participant and two years after the grant of the option, the participant will recognize long-term capital gain or loss upon sale of the shares received upon exercise equal to the difference between the amount realized on the sale and the basis of the stock. Generally, if the shares are not held for that period, the participant will recognize ordinary income upon disposition in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares, or if less (and if the disposition is a transaction in which loss, if any, will be recognized), the gain on disposition. The participant's additional gain or any loss upon disposition will be a capital gain or loss, which will be long-term or short-term depending of whether the stock was held for more than one year.

The excess of the fair market value of shares received upon the exercise of an incentive stock option over the option price for the shares is an item of adjustment for the participant for purposes of the alternative minimum tax. Therefore, although no income is recognized upon exercise of an incentive stock option, a participant may be subject to alternative minimum tax as a result of the exercise.

If a participant uses already owned shares of common stock to pay the exercise price for shares under an incentive stock option, the resulting tax consequences will depend upon whether the already owned shares of common stock are "statutory option stock," and, if so, whether the statutory option stock has been held by the participant for the applicable holding period referred to in Section 424(c)(3)(A) of the Code. In general, "statutory option stock" (as defined in Section 424(c)(3)(B) of the Code) is any stock acquired through the exercise of an incentive stock option or an option granted under an employee stock purchase plan, but not stock acquired through the exercise of a nonqualified stock option. If the stock is statutory option stock and the applicable holding period has been satisfied, or if the stock is not statutory option stock, no income will be recognized by the participant upon the transfer of the stock in payment of the exercise price of an incentive stock option. If the stock used to pay the exercise price of an incentive stock option is statutory option stock and the applicable holding period has not been satisfied, the transfer of the stock will be a disqualifying disposition which will result in the recognition of ordinary income by the participant in an amount equal to the excess of the fair market value of the statutory option stock at the time the incentive stock option covering the stock was exercised over the amount paid for the stock.

Nonqualified Stock Options. No income will be recognized by a participant for federal income tax purposes upon the grant of a nonqualified stock option. Upon exercise of a nonqualified stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. If the participant is an employee, income recognized upon the exercise of a nonqualified stock option will be considered compensation subject to withholding at the time the income is recognized, and, therefore, the participant's employer must make the necessary arrangements with the participant to ensure that the amount of the tax required to be withheld is available for payment. Nonqualified stock options are designed to provide the employer with a deduction equal to the amount of ordinary income recognized by the participant at the time of the recognition by the participant, subject to the deduction limitations described below.

Upon sale of the shares, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the shares on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the shares for more than one year and otherwise will be short-term.

If a participant uses already owned shares of common stock to pay the exercise price for shares under a nonqualified stock option, the number of shares received under the nonqualified stock option which is equal to the number of shares delivered in payment of the exercise price will be considered received in a nontaxable exchange, and the fair market value of the remaining shares received by the participant upon the exercise will be taxable to the participant as ordinary income. If the already owned shares of common stock are not "statutory option stock" or are statutory option stock and the applicable holding period referred to in Section 424(c)(3)(A) of the Code has been satisfied, the shares received upon exercise of the nonqualified stock option will not be statutory option stock. However, if the already owned shares of common stock are statutory option stock and the applicable holding period has not been satisfied, it is not presently clear whether the exercise will be considered a disqualifying disposition of the statutory option stock, whether the shares received upon the exercise will be statutory option stock, or how the participant's basis will be allocated among the shares received.

Stock Appreciation Rights. There will be no federal income tax consequences to either the participant or the employer upon the grant of Stock Appreciation Rights (or SARs). Generally, the participant will recognize ordinary income subject to withholding upon the receipt of payment under SARs in an amount equal to the aggregate amount of cash and the fair market value of any common stock received. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant's income.

Restricted Stock. If the restrictions on an award of shares of restricted stock are of a nature that the shares are both subject to a substantial risk of forfeiture and are not freely transferable (within the meaning of Section 83 of the Code), the participant will not recognize income for federal income tax purposes at the time of the award unless the participant affirmatively elects to include the fair market value of the shares of restricted stock on the date of the award, less any amount paid for the shares, in gross income for the year of the award under Section 83(b) of the Code. In the absence of this election, the participant will be required to include in income for federal income tax purposes on the date the shares either become freely transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the fair market value of the shares of restricted stock on that date, less any amount paid for the shares. The employer will be entitled to a deduction at the time of income recognition to the participant in an amount equal to the amount the participant is required to include in income, subject to the deduction limitations described below. If a Section 83(b) election is made within 30 days after the date the restricted stock is received, the participant will recognize ordinary income at the time of the receipt of the restricted stock, and the employer will be entitled to a corresponding deduction, equal to the fair market value of the shares at the time, less the amount paid, if any, by the participant for the restricted stock. If a Section 83(b) election is made, no additional income will be recognized by the participant upon the lapse of restrictions on the restricted stock, but, if the restricted stock is subsequently forfeited, the participant may not deduct the income that was recognized pursuant to the Section 83(b) election at the time of the receipt of the restricted stock.

Dividends paid to a participant holding restricted stock before the expiration of the restriction period will be additional compensation taxable as ordinary income to the participant subject to withholding, unless the participant made an election under Section 83(b). Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the dividends includible in the participant's income as compensation. If the participant has made a Section 83(b) election, the dividends will be dividend income, rather than additional compensation, to the participant.

If the restrictions on an award of restricted stock are not of a nature that the shares are both subject to a substantial risk of forfeiture and not freely transferable, within the meaning of Section 83 of the Code, the participant will recognize ordinary income for federal income tax purposes at the time of the transfer of the shares in an amount equal to the fair market value of the shares of restricted stock on the date of the transfer, less any amount paid therefor. The employer will be entitled to a deduction at that time in an amount equal to the amount the participant is required to include in income, subject to the deduction limitations described below.

Restricted Stock Units (or RSUs). There will be no federal income tax consequences to either the participant or the employer upon the grant of RSUs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of cash and/or transfer of shares of Common Stock in payment of the RSUs in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant's income.

Performance Awards. There will be no federal income tax consequences to either the participant or the employer upon the grant of performance awards. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of cash and/or shares of Common Stock in payment of performance awards in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. If a performance award is performance-based compensation under Code Section 162(m), the employer will be entitled to a corresponding tax deduction equal to the amount includible in the participant's income. Otherwise, the employer's deduction may be limited by Code Section 162(m) as described below.

Stock Awards and Other Incentive Awards. The participant will recognize ordinary income for federal income tax purposes at the time of the stock award and, subject to the deduction limitations described below, the employer will be entitled to a corresponding deduction. The tax treatment of other incentive awards will depend on the type of award. As a general rule, taxation generally will be imposed at the time of vesting of the award, and ordinary income will generally equal the fair market value of the award at the time of vesting. Subject to the deduction limitations described below, the participant's employer will be entitled to a tax deduction at the same time and for the same amount. If the participant is an employee, the participant will be subject to income tax withholding at the time when the ordinary income is recognized.

Dividend Equivalents. Generally, a participant will recognize ordinary income subject to withholding upon the payment of any dividend equivalents paid in relation to an award in an amount equal to the cash the participant receives. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant's income.

Limitations on the Employer's Compensation Deduction. Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to the officer for the year exceeds $1 million, unless the compensation is performance-based, is approved by the employer's shareholders, and meets certain other criteria.

In addition, Section 280G of the Code limits the deduction which the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an "excess parachute payment." Excess parachute payments arise from payments made to disqualified individuals which are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable, a disqualified individual receiving an excess parachute payment will be subject to a 20 percent excise tax.

Application of Code Section 409A. Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving nonqualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A of the Code, "nonqualified deferred compensation" includes equity-based incentive programs, including some stock options, stock appreciation rights and restricted stock unit programs. Generally speaking, Section 409A of the Code does not apply to incentive stock options, nonqualified stock options and stock appreciation rights granted at fair market value if no deferral is provided beyond exercise, or restricted stock.

Awards made under the plan will be designed to comply with the requirements of Code section 409A to the extent the awards granted under the Plan are not exempt from coverage. However, if the Plan fails to comply with Section 409A of the Code in operation, a participant could be subject to the additional taxes and interest.

Awards made under the plan are not subject to the Employee Retirement Income Security Act of 1974, as amended.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

We have a basic philosophy to offer compensation programs to our executives that reward the creation of shareholder value and attract, retain and motivate a highly qualified executive management team. With respect to our Chief Executive Officer, Chief Financial Officer, and the other three most highly-compensated executive officers, which we collectively refer to as the Named Executives, this Compensation Discussion and Analysis describes our compensation philosophy and objectives, the process for establishing the compensation programs for the Named Executives, and the policies and practices to administer such programs.

Compensation Objectives

The compensation programs specific to our Named Executives are administered by the Compensation Committee. The members of the Compensation Committee are non-employee directors who are independent under Rule 4200(a)(15) of the NASD's Listing Standards. The Compensation Committee designs and maintains compensation programs consistent with our executive compensation philosophy to achieve the following objectives:

- To attract, retain and motivate highly qualified executives by offering compensation programs that are competitive with programs offered by companies in our peer group.
- To link performance and executive pay by tying bonus amounts paid to executives to achievement of key objectives under corporate and/or departmental annual business plans.
- To link performance and executive pay by considering achievement of key objectives under corporate and departmental business plans for the preceding fiscal year in determining any salary adjustments and long-term incentive award amounts.
- To reward the creation of long-term shareholder value through long-term incentive compensation awards, and encourage significant stock ownership to further align executive interests with the interests of our shareholders.

In pursuit of these objectives, the Compensation Committee believes that the compensation packages provided to the Named Executives should include both cash and equity-based compensation, with an emphasis on performance-based pay.

Process for Establishing Compensation

The Compensation Committee has overall responsibility for the compensation of the Named Executives. In conducting an annual performance review and determining appropriate compensation levels for our Chief Executive Officer, the Compensation Committee meets in executive session outside the presence of our Chief Executive Officer and other members of our executive management team. With respect to the compensation levels for other Named Executives, the Compensation Committee considers input and recommendations from our Chief Executive Officer, Senior Vice President of Human Resources and, when appropriate, other members of the executive management team. Performance reviews for our Chief Executive Officer and each other Named Executive are based on their performance against pre-agreed objectives under corporate and departmental business plans for the preceding fiscal year. With the exception of our Chief Executive Officer, all of the Named Executives have departmental business plans with departmental objectives. While our Chief Executive Officer and other members of the executive management team may make recommendations concerning salary adjustments, cash bonus programs or award amounts for Named Executives, the Compensation Committee can exercise its discretion to modify or reject any recommendations from executives.

In designing compensation programs and determining compensation levels, the Compensation Committee and our executive management team are assisted by independent compensation consultants who conduct, or assist our human resources department in conducting, an annual review of our total direct compensation program for the Named Executives. During fiscal 2007, the Compensation Committee engaged Hay Group, Inc., a global human resources consulting firm, to provide the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for our Named Executives.

In making compensation decisions, the Compensation Committee compares each element of total direct compensation against a peer group of 34 publicly traded companies in the software industry against which the Compensation Committee believes we compete in the market for executive talent, which we collectively refer to as the Compensation Peer Group. Even though the surveys we use refer to these companies as software companies, some of the companies are similar to us in that they offer bundled solutions comprised of hardware, software and services. The Compensation Peer Group is periodically reviewed by the Compensation Committee. In addition to industry considerations, the Compensation Committee selects companies for the Compensation Peer Group based on their annual revenues and market capitalization. Our annual revenues are slightly below the median revenues of the

Compensation Peer Group because the Compensation Committee has included some larger companies against which they believe we compete to fill senior executive positions.

To benchmark compensation for each of our Named Executives, we normally access data from two key resources: an executive compensation survey reflective of the Compensation Peer Group and proxy statements and other public filings for the companies in our Peer Group. To supplement the compensation data and analysis we obtain for our Compensation Peer Group, we access data from a compensation survey for the entire software industry for any executive positions or compensation programs for which we lack clear comparable data from the Compensation Peer Group. In reviewing compensation survey data for the entire software industry, we focus on data for software companies with annual revenues similar to ours. Sources of data for compensation surveys and analysis include Aon/Radford surveys for our Compensation Peer Group and the software industry. The Compensation Peer Group is currently comprised of the following companies:

Actuate
Advent Software
BEA Systems
Borland Software
Boston Communications
Choridant Software
Comverse Technology
CSG Systems
Eclipsys USA
Entrust-US
Epicor Software
Genesys Telecom Labs
Glenayre Electronics
I2 Technologies
Informatica
Interactive Intelligence
Internet Security Systems
Interwoven
Kana Software
Kronos
Lawson Software
Lightbridge
Matrix One
NDS
Nuance Communications
Open Solutions
Openwave
PegaSystems
Radiant Systems
S1
SalesForce
Software AG
Vignette
Webmethods

To compete in the market for executive talent, the Compensation Committee generally targets total direct compensation (i.e., base salary, annual cash incentives and value of long-term equity incentives) for the Named Executives at or approaching the 50th percentile of the Compensation Peer Group. In targeting total direct compensation at the 50th percentile we recognize that market data available for the Compensation Peer Group are not always directly comparable to the specific compensation programs we offer or to the positions and responsibilities for some of our Named Executives. The limitations on obtaining comparable market data can limit the precision of our assessment of the 50th percentile of the Compensation Peer Group for a compensation decision. In addition to considering levels of compensation suggested by market data to make compensation decisions, the Compensation Committee may also consider other relevant factors. The additional factors the Compensation Committee may consider in determining compensation levels are discussed below for each element of the total compensation mix. The allocation between cash and non-cash compensation is based on the practices of our Compensation Peer Group and the Compensation Committee's determination of the appropriate mix among base pay, annual cash incentives and long-term equity incentives to encourage retention and performance. For the fiscal year ended February 28, 2007, the elements of the compensation mix include:

- Base salary;
- Annual cash bonuses;
- Long-term incentive compensation; and
- Broad-based benefits programs.

Base Salary

We establish the base salary of each Named Executive based on consideration of the 50th percentile pay levels of the Compensation Peer Group. We also consider other relevant factors for each Named Executive such as achievement of pre-agreed objectives under his or her departmental business plan for the preceding fiscal year, individual performance review, the internal equity of the executive's base salary as compared to salaries of our other executives, and the level of the executive's experience in his or her current position. In reviewing base salaries for our Named Executives, we believe it is also appropriate to consider our performance against key objectives under our corporate business plan for the preceding fiscal year, including objectives related to revenue and earnings targets. Base salary adjustments are subject to terms and conditions under the Named Executive's employment agreements. Employment agreements with our Named Executives generally include a provision for an annual review of the executive's base salary and limit the ability of the Company to reduce the base salary below the level set forth in the contract. Due in significant part to the Company's failure to achieve revenue and earnings targets under our corporate business plan for fiscal 2006, the Compensation Committee decided to not increase the salaries of any Named Executives during fiscal 2007. Although the Compensation Committee believes that competitive base salaries are necessary to attract and retain a highly qualified executive team, it feels that a significant portion of executive compensation should be based on pay-for-performance.

Annual Cash Bonuses

It is our general practice to provide Named Executives an opportunity to earn cash bonus amounts under programs that reward attainment of key objectives under corporate and/or departmental annual business plans. The objectives that underlie cash bonus programs may vary between fiscal years and between the Named Executives, but generally include objectives that reward attainment of targeted revenues and earnings. In setting the bonus amounts a Named Executive is eligible to earn for achieving specified objectives, we generally target bonus levels at the 50th percentile of the Compensation Peer Group and published survey data. Bonus opportunities for achieving objectives are generally established as a percentage of an executive's base salary. Executives can sometimes earn reduced bonus amounts if a minimum level of performance against an objective is achieved. Executives can sometimes also earn increased bonus amounts for performance in excess of the level of performance targeted under an objective. The decision as to whether to offer a cash bonus program to Named Executives for any fiscal year, the type and funding of any program offered, and the objectives that underlie any program, are subject to the discretion of the Compensation Committee and their assessment of general and industry specific conditions existing during the applicable period. In determining the amount of bonus that a Named Executive is eligible to earn under a bonus program, the Compensation Committee may also exercise discretion based on its assessment of the executive's contribution and accountability for the objectives that are the subject of the bonus, the internal equity of the executive's bonus opportunity as compared to bonus opportunities for our other executives, and any other factors the Compensation Committee considers relevant. The Company does not have a formal policy regarding the adjustment or recovery of payments or other awards (other than as required by law) if relevant performance measures are restated or otherwise adjusted.

For fiscal 2007, the Compensation Committee offered each of the Named Executives an opportunity to earn a cash bonus under our Fiscal Year 2007 Annual Incentive Compensation Plan, or Fiscal 2007 AICP. Bonus amounts under the Fiscal 2007 AICP were based on the Company's performance against targeted amounts of adjusted operating income, or AOI, and revenues for fiscal 2007, and were subject to achievement of minimum threshold levels of performance. The AOI was defined as operating income excluding non-recurring acquisition costs, stock compensation expenses, and any other expenses the Compensation Committee, in its discretion, determined were unusual or non-recurring. For purposes of determining whether the Company achieved the revenue target, the Compensation Committee could, in its discretion, exclude any revenues it determined were unusual or non-recurring. Targeted revenues and AOI under the Fiscal 2007 AICP reflected the amounts of revenues and AOI budgeted in our corporate business plan for fiscal 2007. At the time the Fiscal 2007 AICP was approved, the Compensation Committee believed that obtainment of the targeted revenues and AOI would be challenging but achievable. A range of bonus opportunities for each Named Executive under the Fiscal 2007 AICP is set forth in the table entitled "Grants of Plan Based Awards for Fiscal Year 2007." Subject to the Company's achievement of the minimum threshold amounts, bonus amounts under the Fiscal 2007 AICP would have increased or decreased in accordance with a sliding scale based upon the amount, if any, the actual AOI and revenues for fiscal 2007 were less than or greater than the targeted amounts. None of the Named Executives earned a cash bonus under the Fiscal 2007 AICP because the Company failed to achieve the minimum threshold amounts of targeted AOI and revenues.

In addition to bonus opportunities under the Fiscal 2007 AICP, two of our Named Executives had opportunities to earn cash bonuses based on sales bookings, revenues and/or contribution margins during fiscal 2007. Sales bookings include purchase orders for sales of our products and related implementation services that are included in the Company's reported solutions backlog, in addition to orders for maintenance services and managed services that are not included in the Company's reported solutions backlog for the reasons discussed in the Management, Discussion and Analysis section of our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Contribution margin under a departmental business plan refers to gross margin less certain departmental expenses. Our Senior Vice President and Managing Director of the EMEA, Frank Sherlock, functions as our principal sales executive for Europe, the Middle East and Africa (the "EMEA"). In his capacity as the principal sales executive for our EMEA operations, Mr. Sherlock had an opportunity to earn the following bonuses for achieving objectives under his departmental business plan for the EMEA: 17.5% of his base salary for achievement of departmental targeted revenues; 24.5% of his base salary for achievement of departmental targeted sales bookings; and 10.5% of his base salary for achievement of the departmental targeted contribution margin. Our Executive Vice President and Chief Operating Officer, Jim Milton, functions as our principal sales executive for global sales. Our principal sales executive for the EMEA region, Mr. Sherlock, and principal sales executive for the Americas region, both report directly to Mr. Milton. In his capacity as the principal sales executive for our global operations, Mr. Milton had an opportunity to earn a bonus equal to 35% of his base salary for the achievement of targeted sales bookings under the Company's corporate business plan for fiscal 2007.

At the time the corporate business plan and associated departmental business plans in support of the corporate business plan were approved, the Compensation Committee believed that obtainment of the revenue, sales bookings and contribution margin targets would be challenging but achievable. Subject to their achievement of the minimum threshold amounts under their respective bonus plans, bonus amounts payable to Mr. Sherlock or Mr. Milton increased or decreased in accordance with a sliding scale based upon the amount, if any, actual sales bookings or, in the case of Mr. Sherlock, actual revenues and actual contribution margins, were greater than or less than the targeted amounts. Based on the Company's global sales bookings during fiscal 2007, Mr. Milton earned a bonus equal to $122,500, or 35% of his base salary. Based on the Company's results from operations for the EMEA during fiscal 2007, Mr. Sherlock earned a bonus equal to $122,113, or 51% of his base salary. Approximately 58% of the aggregate bonus earned by Mr. Sherlock was attributable to sales bookings for the EMEA. The sales bookings bonuses paid to Messrs. Milton and Sherlock are supported by a 60% increase in the Company's reported solutions backlog from the end of fiscal 2006 to the end of fiscal 2007.

In addition to the cash bonus opportunities under formal cash bonus programs such as the Fiscal 2007 AICP, the Compensation Committee may choose to reward extraordinary performance and achievements by awarding discretionary bonuses to the Named Executives and other executives from time to time. With respect to the Named Executives, no discretionary bonuses were awarded based on the Company's performance or the executive's performance during fiscal 2007. However, in recognition of special accomplishments during fiscal 2006, discretionary cash bonuses ranging between $5,000 and $10,000 were awarded to certain Named Executives during the first week of fiscal 2007.

Long-term Incentive Compensation

It is our general practice to make a grant of long-term incentive compensation to our Named Executives during each fiscal year. We believe that offering long-term incentive awards will aid in the retention of our Named Executives and serve to align their interests with those of our shareholders. As with other elements of our total compensation program, we consider award levels at the 50th percentile of the Compensation Peer Group and published survey data. In determining the level of award for a Named Executive we also consider other relevant factors such as achievement of pre-agreed objectives under his or her departmental business plan for the preceding fiscal year, the executive's performance review, and the internal equity of the level of award granted to the executive compared to awards granted to our other executives. In reviewing the award levels for our Named Executives, we believe it is also appropriate to consider our performance against key objectives under the corporate business plan for the preceding fiscal year, including objectives related to revenue and earnings targets, and whether the Company's financial performance during the preceding fiscal year has benefited our shareholders through any meaningful appreciation in the market price for our common stock. In administering our equity compensation programs, we closely monitor the level of dilution that can result from equity awards to our executives and other employees and believe it is appropriate to consider the dilutive effect of our aggregate equity awards during any fiscal year.

Historically, the Compensation Committee has emphasized equity-based compensation for our executives in the form of stock option grants. During fiscal 2007, stock options were granted to the Named Executives. However, as a result of Financial Accounting Standard No. 123R, the evolving landscape of equity-based compensation, and our desire to limit the aggregate number of shares granted under our equity compensation plans to help reduce dilution to our shareholders, the Compensation Committee is considering alternative forms of long-term incentive compensation for our Named Executives and other employees. If approved by shareholders at the annual meeting, the 2007 Stock Incentive Plan will provide a number of alternatives for granting long-term incentive compensation, including options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other incentive awards. The Compensation Committee is considering several alternatives, including awarding restricted stock units or awarding a mix of stock options and restricted stock units. During fiscal 2007, the Compensation Committee did approve awards of restricted stock units and awards of a mix of restricted stock units and stock options to employees who were not Named Executives. The Compensation Committee will continue to review and consider alternative equity-based compensation practices that are less dilutive to our shareholders than our traditional practices. As compared to our traditional stock option award practices, certain of these alternative equity-based compensation practices would reduce the amount of compensation expense recognized in the Company's income statements, which would in turn increase net income.

On the day following our annual shareholders meeting during fiscal 2007, the Named Executives were granted stock options under the 2005 Stock Incentive Plan at an exercise price equal to the fair market value of our common stock on the grant date. These options vest in equal amounts on the first three anniversaries of the date of grant, subject to the Named Executive's continued employment with the Company. All options granted to the Named Executives in fiscal 2007 under the 2005 Stock Incentive Plan expire seven years from the grant date, unless the executive's employment is terminated before the end of such seven-year period.

Broad-Based Benefits Programs

The Company offers certain broad-based benefits programs that include benefits such as health, dental, disability and life insurance, health care savings accounts, paid vacation time and company contributions to a 401(k) Employee Savings Plan. Benefits under such programs are provided to all employees in accordance with practices within the marketplace and are a necessary element of compensation in attracting and retaining employees. In addition to our broad-based health program, the Company pays for an annual physical exam for each of our vice presidents, including the Named Executives. All vice presidents and certain other management level employees in our United Kingdom subsidiary, including the Managing Director of the EMEA who is a Named Executive, receive a car allowance. There are no additional benefits programs for our Named Executives.

Executive Employment Agreements

Each of the Named Executives has entered into an employment agreement with the Company. The Compensation Committee believes employment agreements should not include provisions that would obligate a potential acquirer of the Company to make large payouts to the Named Executives simply because a change of control has occurred. Because of this concern, the occurrence of a change of control event alone will not trigger any payment obligations to the Named Executives under their respective employment agreements. With the exception of the employment agreement with our Senior Vice President and Managing Director of the EMEA, Francis Sherlock, each of the employment agreements include provisions that can under certain conditions trigger payment obligations upon termination of the Named Executive's employment. The Company's contractual obligation to make payments to a Named Executive following the termination of his employment is subject to certain conditions including execution of a general release agreement, and adherence to non-compete and non-disparagement provisions. With the exception of Mr. Sherlock's agreement, each of the employment agreements include payment obligations in the event the Named Executive's employment is terminated by the Company without "Cause" (as defined in their respective employment agreements). The employment agreements with our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer also provide for payments if the executive dies or if he terminates his employment for "Good Reason" (as defined in their respective employment agreements). The agreements with these three Named Executives further provide for the payment of "gross-up" benefits if the executive becomes liable for an excess parachute excise tax in connection with a change in control. Excess parachute excise tax can have widely divergent and unexpected effects based on an executive's personal compensation history. The "gross-up" benefits are intended to provide an equal level of change in control benefits without regard to the effect of the excise tax. Because the Company commits to employ a Named Executive for the term set forth in the applicable employment agreement, we believe it is appropriate to incur payment obligations if the executive's employment is terminated without Cause during the term of the agreement. Based on similar considerations, we believe it is appropriate to incur a payment obligation if the Named Executive terminates his employment for Good Reason.

A more detailed discussion of the Company's obligation under certain conditions to make payments to Named Executives following the termination of their employment, including any termination of their employment following a change of control, is set forth in the section entitled "Agreements with Executive Officers."

Long Term Incentive Plan Change of Control Provisions

Under the terms of the Company's 2005 Stock Incentive Plan (and prior option plans), awards are generally subject to special provisions upon the occurrence of change in control transactions (as defined in each plan) unless otherwise provided in the applicable award agreement. Awards under the 2005 Stock Incentive Plan and prior option plans are not limited to the Named Executives, and the Compensation Committee has broad discretion to authorize equity-based awards to other employees of the Company and its subsidiaries. Under the 2005 Stock Incentive Plan (and under the 2007 Stock Incentive Plan, if approved by our shareholders), if a change in control occurs and a participant is involuntarily terminated other than for cause or the participant voluntarily terminates for good reason, in either case within one year after a change in control (during the period beginning 90 days before a corporate change and ending one year after a corporate change under the proposed 2007 Stock Incentive Plan), any outstanding stock options, restricted stock, restricted stock units, and other plan awards would generally become immediately fully vested and exercisable. Awards granted under the Company's stock plans that were in effect before the 2005 Stock Incentive Plan are subject to the terms of the stock plans as in effect when the awards were granted. Under the 1998 Stock Option Plan, the 1999 Stock Option Plan, and the 2003 Stock Option Plan, in the event of a corporate change, there is no termination of service requirement and all outstanding options will become exercisable in full and all restrictions imposed on any common stock that may be delivered upon exercise of those options will be deemed satisfied. We believe the provision of these change in control benefits is generally consistent with market practice among our peers, is a valuable executive talent retention incentive and is consistent with the objectives of our overall executive compensation program.

Timing of Grants of Options and Restricted Stock Units

In fiscal 2007, we granted stock options to our Named Executives at a meeting of our Compensation Committee held the day after our annual meeting of shareholders. It has been the practice of the Compensation Committee to hold a meeting the day of, or day after, our annual meeting of shareholders to authorize a grant of stock options for our executive officers at an exercise price equal to the market price of our common stock on the date the option grants are approved.

For fiscal year 2008, the Compensation Committee has adopted a formal procedure for granting stock options and restricted stock units to all executive officers, which includes the Named Executives. (There is, however, a present freeze on executive compensation.

See "Current Freeze on Executive Compensation.") The proposed procedures apply to all grants of stock options and restricted stock units to executive officers, including, "new hire grants," "continuing grants" and "annual grants." They do not apply to grants made to executive officers at such time, if any, as they may become new-hire employees of the Company in connection with the Company's acquisition of another business. The procedures include the following:

New Hire Grants of Stock Options and Restricted Stock Units. We endeavor to grant stock options and restricted stock units to newly hired executives with grant dates effective soon after the Company has provided current information concerning the results from operations for its most recent fiscal quarter or fiscal year and its outlook for the future. In effect, we consider these time periods between when the Company has recently provided such current information, which we refer to as the Interim Periods, to begin the day after the third business day following our definitive earnings release for the Company's preceding fiscal quarter and to end the day before the third business day following a definitive earnings release for the next fiscal quarter. Accordingly, any stock options or restricted stock units approved during an Interim Period by our Compensation Committee for a newly hired executive will be granted on the third business day after the Company's next definitive quarterly or annual earnings announcement. For example, if the Compensation Committee authorized a grant to a new-hire executive officer on October 20th and the executive officer started employment on November 20th and the third business day following the definitive earnings release for the fiscal quarter ended November 30th is December 23rd, the grant date would be December 23rd. If the new-hire executive officer started employment on October 10th but the Compensation Committee did not authorize the grant until after December 23rd, the grant date would be the third business day following the definitive earnings release for the fiscal quarter ending February 28th or 29th.

Annual Grants of Stock Options and Restricted Stock Units. If the Compensation Committee determines to authorize regularly scheduled "annual" grants of restricted stock units or stock options or a mix of stock options and restricted stock units for any fiscal year, such grants will be made on the first business day after the date of our annual meeting of shareholders, and the Compensation Committee will authorize such grants on the first business day following the annual meeting of shareholders or on any date that occurs during the 60 calendar day period preceding the first business day after the annual meeting.

Continuing Grants of Stock Options and Restricted Stock Units. In addition to the regularly scheduled "annual grants" of stock options and restricted stock units, the Compensation Committee may grant stock options and/or restricted stock units to executive officers for retention, promotion or special bonus reasons. The procedure for continuing grants is similar to the procedure for "new hire grants." Any continuing grant of stock options or restricted stock units authorized during an Interim Period will be granted on the third business day after the Company's next quarterly earnings release.

Additional Procedures. The Compensation Committee recognizes that the timing and basis for authorizing any continuing grants may inherently involve more discretion than the timing of new hire or annual grants. Because of the greater degree of discretion inherent in continuing grants, the Compensation Committee will discuss the basis and timing of any continuing grants to executive officers during a preceding fiscal year in the Compensation Discussion and Analysis section of the annual proxy statement. The Compensation Committee further recognizes that in rare instances there may be substantial and justified reasons for deviating from certain procedures outlined above. In the rare instance that the Compensation Committee may have determined it was appropriate to deviate from the procedures outlined above during a preceding fiscal year, the terms of the deviation and the basis for the deviation will be discussed in the Compensation Discussion and Analysis section of the annual proxy statement.

Exercise Price of Stock Options. In all instances, the exercise price for stock options is set at the market price of the Company's common stock on the grant date. Under the express terms of the 2005 Stock Incentive Plan, the market price is defined as the average of the high and low price of the Company's common stock. Based on recent guidance from the Securities and Exchange Commission, the 2007 Stock Incentive Plan will define the market price as the closing price for the Company's common stock on the grant date, if such plan is approved at the annual meeting of shareholders.

Stock Ownership Guidelines

The Compensation Committee has not established required levels of stock ownership for the Named Executives or other executive officers, but it has established stock ownership guidelines. These guidelines provide for each executive officer to hold a number of shares of the Company's common stock with an aggregate market value that equates to a specified multiple of the executive's base salary. The guidelines currently range from four times base salary for the Chief Executive Officer to two times base salary for senior vice presidents who are executive officers. The value of each executive's share holdings for purposes of the guidelines is based on the greater of the current market price of the Company's common stock or the market price on the date the executive purchased the shares. Even though some executive officers hold a number of shares at or above the number of shares specified under the guidelines, the Compensation Committee recognizes that newer executive officers or employees who were recently promoted to executive officer positions may require some period of time to achieve the guideline amounts. The guidelines therefore contemplate a five-year transition period for acquiring a number of shares with the specified market value. The

Compensation Committee monitors and considers each executive's progress toward achieving the levels of share ownership specified in the guidelines in determining grants of equity awards.

Tax Deductibility and Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to the Chief Executive Officer and other Named Executives to $1 million per individual, unless certain requirements are met which establish that compensation as performance-based. The Compensation Committee has considered the impact of this tax code provision and attempts, to the extent practical, to implement compensation policies and practices that maximize the potential income tax deductions available to the Company by qualifying such policies and practices as performance-based compensation exempt from the deduction limits of Section 162(m).

The Compensation Committee will continue to review and modify our compensation practices and programs as necessary to ensure our ability to attract and retain key executives while taking into account the deductibility of compensation payments. Under the 2005 Stock Incentive Plan and, if approved at the annual meeting of shareholders, our 2007 Stock Incentive Plan, awards of stock options and stock appreciation rights are designed generally to meet the performance-based compensation exception to the Section 162(m) deduction limitation. Performance awards available under the 2005 Stock Incentive Plan and, if approved at the annual meeting of shareholders, our 2007 Stock Incentive Plan (which may be paid in the form of cash, restricted common stock or unrestricted common stock), may be designed to meet the performance-based compensation exception to Section 162(m).

For fiscal 2007, Section 162(m) of the Internal Revenue Code did not limit our deduction for compensation paid to our Chief Executive Officer and other Named Executives.

Current Freeze on Executive Compensation

During the first quarter of our fiscal 2008, the Compensation Committee resolved to freeze compensation for our executive officers until the Company's performance improves or the Compensation Committee determines that other circumstances dictate that it would be appropriate to increase or offer additional compensation. The freeze includes any new bonus arrangements, salary adjustments and equity-based compensation awards. The only exceptions to the freeze on executive compensation are for bonus arrangements made available to one or more of our principal sales executives to provide an incentive for sales bookings, revenues and/or contribution margins. The only Named Executive who will have an opportunity to earn bonuses in his capacity as a principal sales executive is Mr. Sherlock, the Senior Vice President and Managing Director for the EMEA.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

May 29, 2007

Members of the Compensation Committee
Donald B. Reed (Chair)
Saj-nicole A. Joni Ph.D.
Gerald F. Montry
Jack P. Reily

SUMMARY COMPENSATION TABLE

The following table sets forth certain summary information concerning the compensation paid or awarded to our Named Executives for services rendered in all capacities to the Company and its subsidiaries for the fiscal year ended February 28, 2007.

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Robert E. Ritchey, President & Chief Executive Officer	2007	$ 395,000	$ 1,169,369	$ 0	$ 19,780	$ 1,584,149
Craig E. Holmes, Executive Vice President & Chief Financial Officer	2007	262,500	290,122	0	8,123	560,745
James A. Milton, Executive Vice President & Chief Operating Officer	2007	350,000	245,644	122,500	17,721	735,865
Francis G. Sherlock, Senior Vice President & Managing Director EMEA(5)	2007	239,561	95,267	122,113	16,499	473,440
Kenneth A. Goldberg, Senior Vice President, Corporate Development & Strategy (6)	2007	230,000	115,824	0	28,610	374,434

(1) "Salary" includes amounts deferred at the Named Executive's election pursuant to the Company's 401(k) Employee Savings Plan.

(2) The amounts disclosed under "Option Awards" represent the dollar amount recognized for financial statement reporting purposes pursuant to FAS 123R. See Note J to the Company's audited financial statements included in its Annual Report on Form 10-K for a discussion of the relevant assumptions used in calculating these amounts.

(3) Amounts disclosed under "Non-Equity Incentive Plan Compensation" for Mr. Milton reflect the amount of cash bonus he earned based on world-wide sales bookings during fiscal 2007. The amounts disclosed for Mr. Sherlock reflect the amount of cash bonus he earned based on sales bookings, revenues and contribution margin for our EMEA operations. The bonus opportunities made available to Messrs. Milton and Sherlock are described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis.

(4) "All Other Compensation" for the Named Executives other than Mr. Sherlock, includes Company contributions on behalf of such Named Executives under the Company's 401(k) Employee Savings Plan, "gross-ups" or other amounts reimbursed during the fiscal year for the payment of taxes and amounts includable in compensation for Company-paid group term life insurance and disability insurance. All other compensation for Mr. Sherlock includes the items described in footnote (5) below.

(5) "All Other Compensation" for Mr. Sherlock includes $16,499 for car allowance, private medical coverage, Death in Service Insurance, and fuel card usage.

(6) "All Other Compensation" includes $21,537 to reimburse property taxes and relocation expenses for Mr. Goldberg.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2007

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended February 28, 2007 to the Named Executives.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(2) Threshold ($)	Target ($)	Maximum ($)	Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Options Awards ($/Sh)	Grant Date Fair Value of Option Awards(3)
Robert E. Ritchey, President & Chief Executive Officer	7/13/06	$ 159,975	$ 296,250	$ 563,408	150,000	$ 6.975	$ 496,500
Craig E. Holmes, Executive Vice President & Chief Financial Officer	7/13/06	70,875	131,250	249,611	75,000	6.975	248,250
James A. Milton, Executive Vice President & Chief Operating Officer		66,150	122,500	232,971			
	7/13/06	49,000	122,500	367,500	75,000	6.975	248,250
Francis G. Sherlock, Senior Vice President & Managing Director EMEA		22,639	41,924	79,729			
	7/13/06	50,307	125,769	377,306	35,000	6.975	115,850
Kenneth A. Goldberg, Senior Vice President, Corporate Development & Strategy	7/13/06	49,680	92,000	174,966	30,000	6.975	99,300

(1) The first row in the columns entitled "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" shows the range of payouts that was targeted for performance under the Company's Fiscal Year 2007 Annual Incentive Compensation Plan (the "Fiscal 2007 AICP"), which was adopted by the Compensation Committee on March 6, 2006. None of the Named Executives earned any bonuses under the Fiscal 2007 AICP which expired at the end of fiscal 2007. The Fiscal 2007 AICP is described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis.

(2) The second row in the columns entitled "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" shows the range of payouts that was targeted under cash bonus plans made available to Messrs. Milton and Sherlock in their capacities as the principal sales executives for the Company's global and EMEA operations, respectively. The actual amounts paid to Messrs. Milton and Sherlock for the fiscal year ended February 28, 2007 are set forth in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation." The bonus opportunities made available to Messrs. Milton and Sherlock are described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis.

(3) The amounts in the column entitled "Grant Date Fair Value of Option Awards" represent the full grant fair value of each award as determined pursuant to FAS 123R.

from a termination of Mr. Ritchey's employment following a Corporate Change will generally occur six months after his date of separation. The agreement also provides that, if the Change in Control Amount is subject to certain federal excise taxes, we will "gross-up" the Change in Control Amount such that Mr. Ritchey will receive a net amount after such taxes, equal to the Change in Control Amount that he would have received had such taxes not been imposed. If the Company had terminated Mr. Ritchey's employment without Cause or he had voluntarily terminated his employment with Good Reason on February 28, 2007, and this was within 24 months of a "Change of Control" of the Company, Mr. Ritchey would have been entitled to receive a lump sum payment equal to $1,181,050 and matching contributions on premiums for our group health insurance in the aggregate amount of $17,363, for a total value of $1,198,413.

Employment Agreements with Craig E. Holmes and James A. Milton. Effective as of May 8, 2006, we entered into new employment agreements with Craig Holmes, our Executive Vice President and Chief Financial Officer and James Milton, our Executive Vice President and Chief Operating Officer. The initial terms of the agreements will end on May 8, 2008. The new employment agreements did not increase or otherwise modify the base salaries of $ 350,000 and $ 262,500 payable to Messrs. Milton and Holmes, respectively, and did not offer them any additional cash bonus or equity based incentive opportunities. As with Mr. Ritchey, each of them was eligible to earn a cash bonus under the Fiscal 2007 AICP which is discussed below. In addition to his opportunity to earn a bonus under the Fiscal 2007 AICP, Mr. Milton, in his capacity as our principal sales executive for global sales, earned a cash bonus equal to $ 122,500 or 35% of his base salary based on our global sales bookings for fiscal 2007. The bonus opportunity for Mr. Milton in his capacity as a principle sales executive is described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis, and a range of amounts of bonus he could have earned under such plan are described in the table entitled "Grants of Plan Based Awards."

The employment agreements with Messrs. Milton and Holmes require that the applicable executive not compete with us while he renders services under his agreement and for a period of 18 months following the end of his employment. The agreements further provide that we may terminate the executive's employment for death, for Cause, or for Inability to Perform (as such terms are defined in the agreements). Upon three months prior written notice, we may terminate the executive's employment without Cause. The executive may terminate his employment for Good Reason (as defined in the agreements), unless we are able to remedy the circumstances constituting Good Reason within 30 days after the executive notifies us of such circumstances. If the executive dies, we will pay his designated beneficiary any accrued and unpaid base salary plus a lump sum equivalent to six months' base salary. In the event that Messrs Milton and Holmes had died on February 28, 2007, their designated beneficiaries would have received lump sum payments of $175,000 and $131,250, respectively. If the executive is terminated for Cause or for his Inability to Perform, we will have no liability for further payments to him other than payment of any accrued and unpaid of his base salary through the date of termination.

If the executive's employment is terminated by us for any reason other than death, Inability to Perform, or Cause, or if the executive resigns for Good Reason, in either case prior to a Change of Control (as defined in their agreements), we will continue to pay his base salary for 18 months following the end of his employment if, within 60 days, he signs a general release agreement. In addition to paying his salary for 18 months we will continue to make matching contributions toward the payment of the executive's premiums for our group health insurance coverage for a period of up to 15 months. If, in our reasonable judgment, the executive after the termination of his employment violates any of his obligations of confidentiality, noncompetition or nondisparagement, our obligation to make monthly payments will end. In addition, we may suspend such payments if the executive is arrested or indicted for any felony or similar criminal offense, or any violation of federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with us, or if we reasonably believe he committed an act or omission that would have entitled us to terminate his employment for Cause. If the executive is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he has committed such an act or omission, our obligation to make any additional monthly payments will end and the executive will repay to us any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that the executive has not committed such an act or omission, we will pay the executive any monthly payments that were suspended, with interest, and continue to make all remaining payments. In the event that the Company had terminated Mr. Milton's employment without "Cause" or he voluntarily terminated his employment for "Good Reason," in either case prior to a "Change in Control," Mr. Milton would have been entitled to 18 monthly payments in the aggregate amount of $525,000 and matching contributions on premiums for our group health insurance for a 15 month period in the aggregate amount of $20,967 for a total value of $545,967. In the event that the Company had terminated Mr. Holmes employment without "Cause" or he voluntarily terminated his employment for "Good Reason," in either case prior to a "Change in Control," Mr. Holmes would have been entitled to 18 monthly payments in the aggregate amount of $393,750 and matching contributions on premiums for our group health insurance for a 15 month period in the aggregate amount of $20,967 for a total value of $414,717.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2007

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended February 28, 2007 to the Named Executives.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(2)			Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Options Awards ($/Sh)	Grant Date Fair Value of Option Awards(3)
		Threshold ($)	Target ($)	Maximum ($)			
Robert E. Ritchey, President & Chief Executive Officer	7/13/06	$ 159,975	$ 296,250	$ 563,408	150,000	$ 6.975	$ 496,500
Craig E. Holmes, Executive Vice President & Chief Financial Officer	7/13/06	70,875	131,250	249,611	75,000	6.975	248,250
James A. Milton, Executive Vice President & Chief Operating Officer		66,150	122,500	232,971			
	7/13/06	49,000	122,500	367,500	75,000	6.975	248,250
Francis G. Sherlock, Senior Vice President & Managing Director EMEA		22,639	41,924	79,729			
	7/13/06	50,307	125,769	377,306	35,000	6.975	115,850
Kenneth A. Goldberg, Senior Vice President, Corporate Development & Strategy	7/13/06	49,680	92,000	174,966	30,000	6.975	99,300

(1) The first row in the columns entitled "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" shows the range of payouts that was targeted for performance under the Company's Fiscal Year 2007 Annual Incentive Compensation Plan (the "Fiscal 2007 AICP"), which was adopted by the Compensation Committee on March 6, 2006. None of the Named Executives earned any bonuses under the Fiscal 2007 AICP which expired at the end of fiscal 2007. The Fiscal 2007 AICP is described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis.

(2) The second row in the columns entitled "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" shows the range of payouts that was targeted under cash bonus plans made available to Messrs. Milton and Sherlock in their capacities as the principal sales executives for the Company's global and EMEA operations, respectively. The actual amounts paid to Messrs. Milton and Sherlock for the fiscal year ended February 28, 2007 are set forth in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation." The bonus opportunities made available to Messrs. Milton and Sherlock are described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis.

(3) The amounts in the column entitled "Grant Date Fair Value of Option Awards" represent the full grant fair value of each award as determined pursuant to FAS 123R.

OUTSTANDING EQUITY AWARDS AT END OF FISCAL YEAR 2007

The following table sets forth certain information with respect to grants of stock options to the Named Executives that remained outstanding at the end of fiscal year 2007.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying . Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert E.	100,000	0	$ 7.51550	1-Dec-10
Ritchey,	50,000	0	$ 11.99000	11-May-11
President &	40,000	0	$ 1.88	22-Apr-13
Chief Executive	200,000	0	$ 7.115	20-Aug-13
Officer	75,000	75,000 (1)	$ 9.105	21-Jul-14
	200,000	100,000 (2)	$ 13.020	6-Dec-14
	122,500	122,500 (3)	$ 9.535	13-Jul-12
	0	150,000 (4)	$ 6.97500	13-Jul-13
Craig E. Holmes,	70,000	0	$ 7.010	27-Aug-13
Executive Vice	45,000	50,000 (5)	$ 9.105	21-Jul-14
President &	42,500	42,500 (6)	$ 9.535	13-Jul-12
Chief Financial Officer	0	75,000 (7)	$ 6.97500	13-Jul-13
James A. Milton,	50,000	100,000 (8)	$ 8.575	30-Jan-13
Executive Vice President &	0	75,000 (9)	$ 6.97500	13-Jul-13
Chief Operating Officer				
Francis G. Sherlock,	15,000	0	$ 14.87500	17-Aug-09
Senior Vice President &	7,500	0	9.68750	8-Aug-10
Managing Director EMEA	7,000	0	1.015	18-Jul-12
	10,500	0	$ 1.88	22-Apr-13
	30,000	0	$ 7.115	20-Aug-13
	15,000	15,000 (10)	$ 9.105	21-Jul-14
	12,500	12,500 (11)	$ 9.535	13-Jul-12
	0	35,000 (12)	$ 6.97500	13-Jul-13
Kenneth A. Goldberg,	23,333	46,667 (13)	$ 9.065	16-Aug-12
Senior Vice President,	0	30,000 (14)	$ 6.97500	13-Jul-13
Corporate Development & Strategy				

(1) Of the shares underlying unvested options, approximately 75,000 shares will vest on July 21, 2007.

(2) Of the shares underlying unvested options, approximately 100,000 shares will vest on December 6, 2007.

(3) Of the shares underlying unvested options, approximately 122,500 shares will vest on February 28, 2009.

(4) Of the shares underlying unvested options, approximately 50,000 shares will vest on July 13, 2007, approximately 50,000 shares will vest on July 13, 2008, and approximately 50,000 shares will vest on July 13, 2009.

(5) Of the shares underlying unvested options, approximately 50,000 shares will vest on July 21, 2007.

(6) Of the shares underlying unvested options, approximately 42,500 shares will vest on February 28, 2009.

(7) Of the shares underlying unvested options, approximately 25,000 shares will vest on July 13, 2007, approximately 25,000 shares will vest on July 13, 2008, and approximately 25,000 shares will vest on July 13, 2009.

(8) Of the shares underlying unvested options, approximately 50,000 shares will vest on January 30, 2008 and approximately 50,000 shares will vest on January 30, 2009.

(9) Of the shares underlying unvested options, approximately 25,000 shares will vest on July 13, 2007, approximately 25,000 shares will vest on July 13, 2008, and approximately 25,000 shares will vest on July 13, 2009.

(10) Of the shares underlying unvested options, approximately 15,000 shares will vest on July 21, 2007.

(11) Of the shares underlying unvested options, approximately 12,500 shares will vest on February 28, 2009.

(12) Of the shares underlying unvested options, approximately 11,666 shares will vest on July 13, 2007, approximately 11,667 shares will vest on July 13, 2008, and approximately 11,667 shares will vest on July 13, 2009.

(13) Of the shares underlying unvested options, approximately 23,333 shares will vest on August 16, 2007 and approximately 23,334 shares will vest on August 16, 2008.

(14) Of the shares underlying unvested options, approximately 10,000 shares will vest on July 13, 2007, approximately 10,000 shares will vest on July 13, 2008, and approximately 10,000 shares will vest on July 13, 2009.

AGREEMENTS WITH EXECUTIVE OFFICERS

Employment Agreement with Robert E. Ritchey. Effective as of December 1, 2004, Robert E. Ritchey, our President and Chief Executive Officer, entered into a new employment agreement with us. The initial term of his agreement will expire on February 28, 2008. The employment agreement provides that Mr. Ritchey will receive an annual base salary of $395,000 and may participate in our annual incentive bonus programs applicable to his position, which included the Fiscal 2007 AICP which is discussed below.

Under his employment agreement, Mr. Ritchey is required to not compete with us while he renders services and for a period of two years following the end of his employment. The agreement further provides that we can terminate Mr. Ritchey's employment for death, for Cause, or for Inability to Perform (as such terms are defined in the agreement). Upon six months prior written notice, we may also terminate his employment without Cause. Mr. Ritchey may terminate his employment for Good Reason (as defined in the agreement) unless we are able to remedy the circumstances constituting Good Reason within 30 days after Mr. Ritchey notifies us of such circumstances. If Mr. Ritchey dies, we will pay his designated beneficiary any accrued and unpaid salary plus a lump sum equivalent to six months' base salary. In the event that Mr. Ritchey had died on February 28, 2007, his beneficiary would have received a lump sum payment equal to $197,500. If his employment is terminated for Cause or for his Inability to Perform, we will have no liability for further payments to Mr. Ritchey other than payment of any unpaid portion of his base salary through the date of termination.

If Mr. Ritchey's employment is terminated by us for any reason other than death, Inability to Perform, or Cause, or if Mr. Ritchey terminates his employment for Good Reason, in either event prior to a Change of Control of the Company, we will continue to pay him an amount equal to his base salary and matching contributions on premiums for our group health insurance for 18 months following the end of his employment. To receive such payments following the termination of his employment, Mr. Ritchey must, within 60 days, sign a general release agreement. If, following the termination of Mr. Ritchey's employment we determine in our reasonable judgment that he has violated any of his obligations of confidentiality, noncompetition or nondisparagement, we will stop making payments to him and require him to repay any prior payments. In addition, we may suspend such payments if Mr. Ritchey is arrested or indicted for any felony or similar criminal offense, or any violation of federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with us, or if we reasonably believe that he committed an act or omission that would have entitled us to terminate his employment for Cause. If Mr. Ritchey is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he has committed such an act or omission, we will stop making monthly payments to him and require him to repay all prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that Mr. Ritchey has not committed such an act or omission, we will pay Mr. Ritchey any monthly payments that were suspended, with interest, and continue to make all remaining payments. In the event that the Company had terminated Mr. Ritchey's employment without "Cause" or he voluntarily terminated his employment for "Good Reason," in either case prior to a "Change in Control," Mr. Ritchey would have been entitled to 18 monthly payments in the aggregate amount of $592,500 and matching contributions on premiums for our group health insurance for such 18 month period in the aggregate amount of $17,363 for a total value of $609,863.

Following a Corporate Change (as defined in the agreement) and for a period of two years thereafter, if Mr. Ritchey's employment is terminated for any reason other than death, Inability to Perform, Cause, or termination by Mr. Ritchey for Good Reason, we will pay him a lump sum amount (the "Change in Control Amount") equal to his then-current base salary and the amount of annual incentive bonus which he received in the Company's last fiscal year multiplied by 2.99. Any lump sum payment resulting from a termination of Mr. Ritchey's employment following a Corporate Change will generally occur six months after his date of separation. The agreement also provides that, if the Change in Control Amount is subject to certain federal excise taxes, we will "gross-up" the Change in Control Amount such that Mr. Ritchey will receive a net amount after such taxes, equal to the Change in Control Amount that he would have received had such taxes not been imposed. If the Company had terminated Mr. Ritchey's employment without Cause or he had voluntarily terminated his employment with Good Reason on February 28, 2007, and this was within 24 months of a "Change of Control" of the Company, Mr. Ritchey would have been entitled to receive a lump sum payment equal to $1,181,050 and matching contributions on premiums for our group health insurance in the aggregate amount of $17,363, for a total value of $1,198,413.

Employment Agreements with Craig E. Holmes and James A. Milton. Effective as of May 8, 2006, we entered into new employment agreements with Craig Holmes, our Executive Vice President and Chief Financial Officer and James Milton, our Executive Vice President and Chief Operating Officer. The initial terms of the agreements will end on May 8, 2008. The new employment agreements did not increase or otherwise modify the base salaries of $ 350,000 and $ 262,500 payable to Messrs. Milton and Holmes, respectively, and did not offer them any additional cash bonus or equity based incentive opportunities. As with Mr. Ritchey, each of them was eligible to earn a cash bonus under the Fiscal 2007 AICP which is discussed below. In addition to his opportunity to earn a bonus under the Fiscal 2007 AICP, Mr. Milton, in his capacity as our principal sales executive for global sales, earned a cash bonus equal to $ 122,500 or 35% of his base salary based on our global sales bookings for fiscal 2007. The bonus opportunity for Mr. Milton in his capacity as a principle sales executive is described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis, and a range of amounts of bonus he could have earned under such plan are described in the table entitled "Grants of Plan Based Awards."

The employment agreements with Messrs. Milton and Holmes require that the applicable executive not compete with us while he renders services under his agreement and for a period of 18 months following the end of his employment. The agreements further provide that we may terminate the executive's employment for death, for Cause, or for Inability to Perform (as such terms are defined in the agreements). Upon three months prior written notice, we may terminate the executive's employment without Cause. The executive may terminate his employment for Good Reason (as defined in the agreements), unless we are able to remedy the circumstances constituting Good Reason within 30 days after the executive notifies us of such circumstances. If the executive dies, we will pay his designated beneficiary any accrued and unpaid base salary plus a lump sum equivalent to six months' base salary. In the event that Messrs Milton and Holmes had died on February 28, 2007, their designated beneficiaries would have received lump sum payments of $175,000 and $131,250, respectively. If the executive is terminated for Cause or for his Inability to Perform, we will have no liability for further payments to him other than payment of any accrued and unpaid of his base salary through the date of termination.

If the executive's employment is terminated by us for any reason other than death, Inability to Perform, or Cause, or if the executive resigns for Good Reason, in either case prior to a Change of Control (as defined in their agreements), we will continue to pay his base salary for 18 months following the end of his employment if, within 60 days, he signs a general release agreement. In addition to paying his salary for 18 months we will continue to make matching contributions toward the payment of the executive's premiums for our group health insurance coverage for a period of up to 15 months. If, in our reasonable judgment, the executive after the termination of his employment violates any of his obligations of confidentiality, noncompetition or nondisparagement, our obligation to make monthly payments will end. In addition, we may suspend such payments if the executive is arrested or indicted for any felony or similar criminal offense, or any violation of federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his employment with us, or if we reasonably believe he committed an act or omission that would have entitled us to terminate his employment for Cause. If the executive is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he has committed such an act or omission, our obligation to make any additional monthly payments will end and the executive will repay to us any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that the executive has not committed such an act or omission, we will pay the executive any monthly payments that were suspended, with interest, and continue to make all remaining payments. In the event that the Company had terminated Mr. Milton's employment without "Cause" or he voluntarily terminated his employment for "Good Reason," in either case prior to a "Change in Control," Mr. Milton would have been entitled to 18 monthly payments in the aggregate amount of $525,000 and matching contributions on premiums for our group health insurance for a 15 month period in the aggregate amount of $20,967 for a total value of $545,967. In the event that the Company had terminated Mr. Holmes employment without "Cause" or he voluntarily terminated his employment for "Good Reason," in either case prior to a "Change in Control," Mr. Holmes would have been entitled to 18 monthly payments in the aggregate amount of $393,750 and matching contributions on premiums for our group health insurance for a 15 month period in the aggregate amount of $20,967 for a total value of $414,717.

Following a Corporate Change (as defined in the agreements) and for a period of 18 months thereafter, if the employment of Messrs. Milton or Holmes is terminated for any reason other than death, Inability to Perform, Cause, or termination by the executive for Good Reason, we will pay him a lump sum amount (the "Change in Control Amount") equal to 2.00 times the sum of his then-current base salary and the amount of annual incentive bonus he received for the last fiscal year (as determined in accordance with his agreement). The payment will generally occur six months after his date of separation. The agreement also provides that, if the Change in Control Amount is subject to certain federal excise taxes, we will "gross-up" the Change in Control Amount such that the executive will receive a net amount after such taxes, equal to the Change in Control Amount that he would have received had such taxes not been imposed. If the Company had terminated Mr. Milton's employment without Cause or he had voluntarily terminated his employment with Good Reason on February 28, 2007, and this was within 18 months of a "Change of Control" of the Company, Mr. Milton would have been entitled to receive a lump sum payment equal to $700,000 and matching contributions on premiums for our group health insurance in the aggregate amount of $20,967, for a total value of $720,967. If the Company had terminated Mr. Holmes' employment without Cause or he had voluntarily terminated his employment with Good Reason on February 28, 2007, and this was within 18 months of a "Change of Control" of the Company, Mr. Holmes would have been entitled to receive a lump sum payment equal to $525,000 and matching contributions on premiums for our group health insurance in the aggregate amount of $20,967, for a total value of $545,967.

Employment Agreement with Francis G. Sherlock. Mr. Sherlock has an employment agreement with our subsidiary in the United Kingdom which was entered into by Mr. Sherlock when he joined Brite Voice Systems Group Limited on April 15, 1998. Brite Voice Systems Group Limited, now known as Intervoice Limited, was acquired by us in June of 1999. Mr. Sherlock's employment agreement covers his employment within our UK operations and sets out the policies under which his employment is governed. Mr. Sherlock's employment agreement does not set out his annual salary but it does provide for severance notice in the event his employment is terminated for reasons other than gross misconduct. Based on Mr. Sherlock's tenure with us, Mr. Sherlock is currently entitled to receive eight weeks notice if we terminate his employment.

As with the other Named Executives, Mr. Sherlock was eligible to earn a cash bonus under the Fiscal 2007 AICP which is discussed below. In addition to his opportunity to earn a bonus under the Fiscal 2007 AICP, Mr. Sherlock, in his capacity as a principal sales executive, earned a cash bonus equal to $122,113 or 51% of his base salary based on sales bookings, revenues and contribution margin for our EMEA operations during fiscal 2007. The bonus opportunity for Mr. Sherlock in his capacity as a principal sales executive is also described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis, and a range of amounts of bonus he could have earned under such plan are described in the table entitled "Grants of Plan Based Awards."

Employment Agreement with Kenneth A. Goldberg. Effective March 1, 2007, we entered into an employment agreement with Kenneth Goldberg, Senior Vice President of Corporate Development and Strategy. The initial term of the agreement will end on February 28, 2009. The new employment agreement did not modify Mr. Goldberg's annual base salary of $230,000 or his eligibility to participate in the Fiscal 2007 AICP, which is discussed below, or any other annual incentive bonus program we may offer our executive officers, including the Named Executives. The new agreement also did not provide for Mr. Goldberg to receive any additional equity-based compensation.

The employment agreement requires Mr. Goldberg to not work for one of our competitors, disparage us, solicit employees to terminate their employment, or solicit customers or vendors to terminate their business with us, during the term of the agreement and for a period of 12 months (24 months with respect to non-solicitation of employees) following the end of his employment. Under the agreement we may terminate Mr. Goldberg's employment for death, for Cause, or for Inability to Perform (as such terms are defined in his agreement). Upon 90 days prior notice we may also terminate his employment without Cause. If Mr. Goldberg dies we will pay any accrued and unpaid salary to his designated beneficiary. If we terminate Mr. Goldberg's employment for Cause or for Inability to Perform, we will have no liability for further payments other than payment of any accrued and unpaid base salary through the date specified in the notice of termination. If we terminate Mr. Goldberg's employment for any reason other than death, Inability to Perform, or Cause, we will continue to pay his base salary and matching contributions for his group health insurance for 12 months following the end of his employment, provided he signs a general release agreement. In the event that the Company had terminated Mr. Goldberg's employment without "Cause" or he voluntarily terminated his employment for "Good Reason," Mr. Goldberg would have been entitled to 12 monthly payments in the aggregate amount of $230,000 and matching contributions on premiums for our group health insurance for such 12 month period in the aggregate amount of $16,773, for a total value of $246,773.

If, in our reasonable judgment, Mr. Goldberg violates any obligations of confidentiality, non-competition, non-solicitation or non-disparagement after his employment is terminated, our obligation to make monthly payments under his agreement will end. In addition, we may suspend such payments if he is arrested or indicted for any felony or similar criminal offense, or he violates any federal or state securities laws, or a civil enforcement action is brought against him by a regulatory agency for actions or omissions related to his or her employment with us, or if we reasonably believes he has committed an act or omission that would have entitled us to terminate his employment for Cause. If Mr. Goldberg is found guilty or enters into a plea agreement, consent decree, or similar arrangement with respect to a civil or criminal proceeding, or if the Board determines that he committed such an act or omission, we will stop making monthly payments under his agreement and require him to repay any prior payments. If any such civil or criminal proceedings do not result in a finding of guilt or an entry of a plea arrangement or consent decree or similar arrangement, or the Board determines that he has not committed such an act or omission, we will pay him any monthly payments that were suspended, with interest, and continue to make all remaining payments. Following a Corporate Change (as defined in his agreement) with less than one year remaining under the agreement, the term of the agreement will automatically extend through the first anniversary of the date of the Corporate Change.

The Fiscal 2007 Annual Incentive Compensation Plan. The Named Executives and our other executive officers were eligible to earn a cash bonus under the Fiscal 2007 Annual Incentive Compensation Plan (the "Fiscal 2007 AICP"). The Named Executives and other executive officers did not earn a bonus under the Fiscal 2007 AICP which expired as of February 28, 2007. The Fiscal 2007 AICP is described in the section entitled "Annual Cash Bonuses" in the Compensation Discussion and Analysis, and a range of amounts of bonus each of the Named Executive's could have earned under such plan is described in the table entitled "Grants of Plan Based Awards." For a discussion of the reasons why the Compensation Committee has not approved a cash bonus program for the Named Executives for Fiscal 2008, see the section entitled "Current Freeze on Executive Compensation" in the Compensation Discussion and Analysis. For a discussion of our process for establishing the compensation mix for our Named Executives, including the process for allocating amounts of salary and bonus in proportion to other elements of total compensation, see the section entitled "Process for Establishing Compensation" in the Compensation Discussion and Analysis.

Stock Options Granted to the Named Executives. Each of the Named Executives was granted an option to purchase shares of Common Stock under our 2005 Stock Incentive Plan during fiscal 2007. The number of shares covered by the options granted to each Named Executive and the exercise price for the options is set forth in the table entitled "Grants of Plan Based Awards." An expanded discussion of the terms of the options granted to the Named Executives and our process for granting them equity-based compensation is set forth in the section entitled "Equity-Based Compensation" in the Compensation Discussion and Analysis. The Company's 2005 Stock Incentive Plan and the prior option plans of the Company all have change of control provisions discussed in the section entitled "Long-Term Incentive Compensation Plan Change of Control Provisions" in the Compensation Discussion and Analysis.

CERTAIN TRANSACTIONS AND DIRECTOR INDEPENDENCE

On June 22, 2007, the Company entered into the Governance Agreement with David W. Brandenburg in connection with the resolution of a proxy solicitation initiated by Mr. Brandenburg to have seven of his nominees elected to the Company's Board of Directors. The Governance Agreement provides for, among other things, the appointment of Mr. Brandenburg, Daniel D. Hammond and Timothy W. Harris as directors concurrently with the execution of the Governance Agreement, the nomination of Messrs. Brandenburg, Hammond and Harris for election as directions at the Company's 2007 annual meeting, the election of Mr. Brandenburg as the Chairman of the Board and Daniel D. Hammond as Vice Chairman of the Board, and the reimbursement by the Company of Mr. Brandenburg's out-of-pocket and other expenses in connection with his proxy solicitation and the negotiation, execution and performance of the Governance Agreement up to $500,000. See "Board Representation and Governance Agreement." Immediately prior to entering into the Governance Agreement, the Company entered into letter agreements providing certain benefits to the three former directors, Saj-nicole Joni, Joseph J. Pietropaolo and Jack P. Reily who agreed to resign at the Company's request. See "Directors Resignation Agreements."

The Board of Directors has determined that Daniel D. Hammond, Timothy W. Harris, Gerald F. Montry and Donald B. Reed are "independent directors" under Rule 4200(a)(15) of the NASD's Listing Standards. In addition, the Board of Directors has determined that Saj-nicole Joni, Ph.D., Joseph J. Pietropaolo and Jack P. Reily, former directors who resigned on June 22, 2007, were "independent directors" under Rule 4200(a)(15) of the NASD's Listing Standards. Mr. Brandenburg is not currently deemed to be an "independent director" under Rule 4200(a)(15) of the NASD's Listing Standards due to his previous employment with the Company less than three years ago. Effective December 1, 2007, Mr. Brandenburg is expected to be able to qualify as an "independent director" under Rule 4200(a)(15) of the NASD's Listing Standards.

For information concerning agreements between the Company and each of Robert E. Ritchey, Craig E. Holmes, James A. Milton, Francis G. Sherlock and Kenneth A. Goldberg see "Agreements with Executive Officers."

Related Party Transaction Policy. The Board of Directors has adopted a written Related Party Transaction Policy (the "Policy"). The purpose of the Policy is to describe the procedures used to review, approve or ratify and disclose, if necessary, any transaction or series of transactions, that would require disclosure under Item 404(a) of Regulation S-K of the Securities and Exchange Commission, in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) we are or will be a participant and (iii) a related person has or will have a direct or indirect material interest. For purposes of the Policy, a related person is each member of the Board of Directors, each executive officer, any nominee for director, and any security holder known to us to own of record or beneficially 5% of our Common Stock, or any member of their immediate family.

Once a related party transaction is presented, the Audit Committee or another independent committee of the Board must review the transaction for approval or ratification. In determining whether to approve or ratify a related party transaction, the Audit Committee or other independent committee, as applicable, will consider all relevant facts and circumstances, including the following factors:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including the amount involved and type of transaction;
- the importance to the related person and to us,
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company and its shareholders; and
- any other matters the Audit Committee deems appropriate.

No director may participate in any discussion, approval or ratification of a transaction in which he or she is a related person, except that the director will provide all material information concerning the transaction to the Audit Committee or such other designated independent committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company is not aware of any executive officer or director who failed to file on a timely basis a report required under Section 16(a) of the Exchange Act to disclose a transaction or holdings involving our securities. In making this representation, we are relying on written representations of its current and former executive officers and directors.

AUDITORS

The Audit Committee appointed the firm of Ernst & Young LLP as independent auditors of the Company for the fiscal year ended February 28, 2007. Ratification or other action by our shareholders concerning the appointment of the independent auditors of the Company for fiscal 2007 is not required. The Audit Committee is still in the process of reviewing the appointment of independent auditors for fiscal 2008 and, therefore, has not yet made an appointment.

During the fiscal year ended February 28, 2007, Ernst & Young LLP provided audit services to us including an examination of our financial statements and an examination of our internal control over financial reporting. Ernst & Young LLP has advised us that no material relationship exists between Ernst & Young LLP or any of its partners and the Company and that it is independent from the Company in all respects. The Audit Committee of the Board of Directors has considered the non-audit services provided to us by Ernst & Young LLP and believes such are compatible with maintaining such firm's independence. Certain audit and audit-related services were not formally approved by the Audit Committee, due to inadvertence, until such services had been performed in whole or in part. Ernst & Young LLP determined that such audit and audit-related services were performed with the knowledge of the Audit Committee and, therefore, there was no effect on their independence related to such services.

Representatives of Ernst & Young LLP are expected to attend the 2007 annual meeting. These representatives will have the opportunity to make a statement at the meeting if they desire to do so and will also be available to respond to appropriate questions.

FEES OF AUDITOR

The fees billed by Ernst & Young LLP for professional services rendered to the Company and its subsidiaries for the fiscal years ended February 28, 2006 and February 28, 2007 were as follows:

	2006		2007	
Audit Fees (a)	$ 1,048,749	85.7%	$ 1,274,914	91.8%
Audit-Related Fees (b)	57,449	4.7%	60,361	4.3%
Tax Fees (c)	118,161	9.6%	54,106	3.9%
All Other Fees	0	0.0%	0	0.0%
Total	$ 1,224,359	100.0%	$ 1,389,381	100.0%

(a) Fees for audit services billed for fiscal years 2006 and 2007 consisted of the audits of the Company's annual consolidated financial statements (including audits of the Company's internal control over financial reporting), reviews of its quarterly consolidated financial statements, consents and other services related to Securities and Exchange Commission matters, and statutory audits of certain foreign subsidiaries.

b) Fees for audit-related services in fiscal 2006 consisted primarily of services related to the Company's purchase of Edify Corporation and to the production of documents in connection with certain legal matters. Fees for audit-related services in fiscal 2007 consisted primarily of services related to previously disclosed pending litigation and compliance matters.

(c) Tax fees billed in fiscal years 2006 and 2007 included fees for tax compliance services performed for the Company, including compliance services related to various foreign subsidiaries and certain personnel on expatriate assignments, and tax advice regarding doing business in certain foreign countries, and in fiscal 2006 the Company's transfer pricing policies.

All services provided by Ernst & Young LLP during fiscal year ended February 28, 2007 were approved by the Audit Committee.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

If a shareholder intends to present a proposal for action at the Company's 2008 annual meeting and wishes to have such proposal considered for inclusion in the Company's proxy materials in reliance on Rule 14a-8 under the Exchange Act, the proposal must be submitted in writing and received by the Company by February 13, 2008. Such proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to shareholder proposals.

In addition, if a shareholder submits a proposal outside of Rule 14a-8 for the 2007 annual meeting, then the Company's proxy may confer discretionary authority on the persons being appointed as proxies on behalf of management to vote on the proposal. Proposals and nominations should be addressed to the Corporate Secretary of the Company at 17811 Waterview Parkway, Dallas, Texas 75252.

The cost of solicitation of proxies will be borne by the Company. Solicitation may be made by mail, personal interview, telephone and/or telegraph by officers and regular employees of the Company, who will receive no additional compensation for such solicitations. To aid in the solicitation of proxies, the Company is employing the firm of Georgeson Shareholder Services, a proxy solicitation firm in New York, New York, to solicit proxies from brokers, banks, nominees, institutional holders and individual holders for use at the meeting at a fee of approximately $12,000, plus out-of-pocket expenses. The Company will bear the reasonable expenses incurred by banks, brokerage firms and custodians, nominees and fiduciaries in forwarding proxy material to beneficial owners.

For a discussion of the Company's financial condition, changes in financial condition and results of operations, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 2007 Annual Report on Form 10-K, which Item is incorporated herein by reference and made a part of this proxy statement. For a discussion of quantitative and qualitative disclosures about market risk, see Item 7A "Quantitative and Qualitative Disclosures About Market Risk" in the 2007 Annual Report on Form 10-K, which Item is incorporated herein by reference and made a part of this proxy statement. For the financial statements and supplementary financial information for the Company, see Item 8 "Financial Statements and Supplementary Data" in the 2007 Annual Report on Form 10-K, which Item is incorporated herein by reference and made a part of this proxy statement. For a discussion of any changes in or disagreements with the accountants on accounting and financial disclosure, see Item 9 "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in the 2007 Annual Report on Form 10-K, which Item is incorporated herein by reference and made a part of this proxy statement. The Company will provide, by first class mail or other equally prompt means, a copy of the information that is incorporated by reference in the proxy statement, without charge, to each person to whom a proxy statement is delivered upon written or oral request within one day of receipt of such request. Requests for such information may be directed to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, telephone (972) 454-8000.

INTERVOICE, INC.

Robert E. Ritchey
President
and Chief Executive Officer

Dallas, Texas
June 26, 2007

APPENDIX A

INTERVOICE, INC.
2007 STOCK INCENTIVE PLAN
ARTICLE I. ESTABLISHMENT AND PURPOSE

Section 1.1 **Establishment.** Intervoice, Inc. ("Intervoice") hereby establishes the Intervoice, Inc. 2007 Stock Incentive Plan, as set forth in this document, as an amendment and restatement of the Intervoice, Inc. 2005 Stock Incentive Plan. The Intervoice, Inc. 2005 Stock Incentive Plan was established effective July 13, 2005, as an amendment and restatement of the Intervoice, Inc. 1998 Stock Option Plan, the Intervoice-Brite, Inc. 1999 Stock Option Plan and the Intervoice, Inc. 2003 Stock Option Plan. Awards granted pursuant to the Intervoice, Inc. 2005 Stock Incentive Plan, the Intervoice, Inc. 1998 Stock Option Plan, the Intervoice-Brite, Inc. 1999 Stock Option Plan or the Intervoice, Inc. 2003 Stock Option Plan shall continue to be governed by the terms of such plan as in effect at the time of the award and the related award agreement.

Section 1.2 **Purpose.** The purposes of the Plan are to attract and retain highly qualified individuals to perform services for Intervoice and to align the interests of those individuals with those of the stockholders of Intervoice. Intervoice is committed to creating long-term stockholder value. Intervoice's compensation philosophy is based on a belief that Intervoice can best create stockholder value if employees, directors and certain others providing services to Intervoice and its Affiliates act and are rewarded as business owners. Intervoice believes that an equity stake through equity compensation programs effectively aligns service provider and stockholder interests by motivating and rewarding long-term performance that will enhance stockholder value.

Section 1.3 **Effectiveness and Term.** The Plan shall become effective on July 11, 2007, provided it is approved by the stockholders of Intervoice in a manner that complies with applicable law within 12 months after such date; provided, however, that no Awards shall be made under this Plan unless and until it is approved by the stockholders of Intervoice within such 12-month period. Unless terminated earlier by the Board, this Plan shall terminate on July 11, 2012.

ARTICLE II. DEFINITIONS

Section 2.1 "Affiliate" means (a) with respect to Incentive Stock Options, a "parent corporation" or a "subsidiary corporation" of Intervoice, as those terms are defined in sections 424(e) and (f) of the Code, respectively, and (b) with respect to other Awards, any corporation or other type of entity in a chain of corporations or other entities, starting with Intervoice, in which each corporation or other entity has a "controlling interest" in another corporation or entity in the chain; provided, however, that with respect to the grant of an Option, SAR or other stock right, "Affiliate" does not include corporations or other entities in the chain below the corporation or other entity for which the Participant was providing services on the date of grant of the Option, SAR or other stock right. For purposes of this Section, "controlling interest" means (A) in the case of a corporation, ownership of stock possessing at least 50% of total combined voting power of all classes of stock entitled to vote of such corporation or at least 50% of the total value of shares of all classes of stock of such corporation; (B) in the case of a partnership, ownership of at least 50% of the profits interest or capital interest of such partnership; (C) in the case of a sole proprietorship, ownership of the sole proprietorship; or (D) in the case of a trust or estate, ownership of an actuarial interest (as defined in Treasury Regulation Section 1.414(c)-2(b)(2)(ii)) of at least 50% of such trust or estate.

Section 2.2 "Award" means an award granted to a Participant in the form of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Awards, Stock Awards or Other Incentive Awards, whether granted singly or in combination.

Section 2.3 "Award Agreement" means a written agreement between Intervoice and a Participant that sets forth the terms, conditions, restrictions and limitations applicable to an Award.

Section 2.4 "Board" means the Board of Directors of Intervoice.

Section 2.5 "Cash Dividend Right" means a contingent right, granted in tandem with a specific Restricted Stock Unit Award, to receive an amount in cash equal to the cash distributions made by Intervoice with respect to a share of Common Stock during the period such Award is outstanding.

Section 2.6 "Cause" means a finding by the Committee of acts or omissions constituting willful misconduct or gross negligence in the course of the Participant's employment or service with the Company.

Section 2.7 "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations.

Section 2.8 "Committee" means the Compensation Committee of the Board or such other committee of the Board as may be designated by the Board to administer the Plan, which committee shall consist of two or more members of the Board, each of whom is an Outside Director; provided, however, that with respect to the application of the Plan to Awards made to Outside Directors, "Committee" means the Board. To the extent that no Committee exists that has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code, such noncompliance with such requirements shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

Section 2.9 "Common Stock" means the common stock of Intervoice, no par value per share, or any stock or other securities of Intervoice hereafter issued or issuable in substitution or exchange for the Common Stock.

Section 2.10 "Company" means Intervoice and any Affiliate.

Section 2.11 "Competitor" means any person or entity that carries on business activities in competition with the activities of Intervoice or any affiliate of Intervoice, including but not limited to, (a) Avaya, Nortel, Comverse Technology, Huawei, Aspect, Alcatel/Lucent, Cisco Systems, Syntellect, TuVox, Viecore, Nuance, BBN, and Vocalocity, or, if those corporate names are not formally correct, the businesses commonly referred to by those names; and (b) the successors to, assigns of, and Affiliates of the persons or entities described in (a).

Section 2.12 "Corporate Change" means (a) the dissolution or liquidation of Intervoice; (b) a reorganization, merger, or consolidation of Intervoice with one or more corporations (other than a merger or consolidation effecting a reincorporation of Intervoice in another state or any other merger or consolidation in which the shareholders of the surviving corporation and their proportionate interests therein immediately after the merger or consolidation are substantially identical to the shareholders of Intervoice and their proportionate interests therein immediately prior to the merger or consolidation) (collectively, a "Corporate Change Merger"); (c) the sale of all or substantially all of the assets of Intervoice; or (d) the occurrence of a Change in Control. A "Change in Control" shall be deemed to have occurred if (a) individuals who were directors of Intervoice immediately prior to a Control Transaction shall cease, within 18 months of such Control Transaction, to constitute a majority of the Board of Directors of Intervoice (or of the Board of Directors of any successor to Intervoice or to a company which has acquired all or substantially all its assets) other than by reason of an increase in the size of the membership of the applicable Board that is approved by at least a majority of the individuals who were directors of Intervoice immediately prior to such Control Transaction or (b) any entity, person, or Group acquires shares of Intervoice in a transaction or series of transactions that result in such entity, person, or Group directly or indirectly owning beneficially 50% or more of the outstanding shares of Common Stock. As used herein, "Control Transaction" means (a) any tender offer for or acquisition of capital stock of Intervoice pursuant to which any person, entity, or Group directly or indirectly acquires beneficial ownership of 20% or more of the outstanding shares of Common Stock; (b) any Corporate Change Merger of Intervoice; (c) any contested election of directors of Intervoice; or (d) any combination of the foregoing, any one of which results in a change in voting power sufficient to elect a majority of the Board of Directors of Intervoice. As used herein, "Group" means persons who act "in concert" as described in Sections 13(d)(3) and/or 14(d)(2) of the Exchange Act.

Section 2.13 "Disability" means a Participant (a) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, (b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company, (c) is determined to be disabled in accordance with a disability insurance program that includes a definition of disability that complies with clause (a) or (b) of this Section, or (d) is determined to be totally disabled by the Social Security Administration.

Section 2.14 "Dividend Unit Right" means a contingent right, granted in tandem with a specific Restricted Stock Unit Award, to have an additional number of Restricted Stock Units credited to a Participant in respect of the Award equal to the number of shares of Common Stock that could be purchased at Fair Market Value with the amount of each cash distribution made by Intervoice with respect to a share of Common Stock during the period such Award is outstanding.

Section 2.15 "Effective Date" means the date this Plan becomes effective as provided in Section 1.3.

Section 2.16 "Employee" means an employee of the Company; provided, however, that the term "Employee" does not include an Outside Director or an individual performing services for the Company who is treated for tax purposes as an independent contractor at the time of performance of the services.

Section 2.17 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

Section 2.18 "Fair Market Value" means (a) if the Common Stock is listed on any established stock exchange or a national market system, including without limitation Nasdaq Global Select Market, Nasdaq Global Market and Nasdaq Capital Market, the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the date of the determination (or if there was no quoted price for such date, then for the last preceding business day on which there was a quoted price), as reported in *The Wall Street Journal* or such other source as the Committee deems reliable, (b) if the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the mean between the high bid and low asked prices for the Common stock for the date of the determination, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable, or (c) if the Common Stock is not reported or quoted by any such organization, (i) with respect to Incentive Stock Options, the fair market value of the Common Stock as determined in good faith by the Committee within the meaning of Section 422 of the Code, or (ii) with respect to other Awards, fair market value of the Common Stock as determined in good faith by the Committee using a "reasonable application of a reasonable valuation method" within the meaning of Section 409A of the Code and the regulations and other guidance thereunder.

Section 2.19 "FAS 123R" means Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," as promulgated by the Financial Accounting Standards Board.

Section 2.20 "Fiscal Year" means the 12-month-period beginning each March 1 and ending on the last day of the following February.

Section 2.21 "Good Reason" means (a) any demotion of the Participant as evidenced by a material reduction in the Participant's responsibilities, duties, compensation or benefits as in effect immediately prior to the Corporate Change, or (b) if the Company or its successor does not provide full relocation benefits to the Participant, any permanent relocation of the Participant's place of business to a location 50 miles or more from the location prior to the Corporate Change.

Section 2.22 "Grant Date" means the date an Award is determined to be effective by the Committee upon the grant of such Award.

Section 2.23 "Harmful Activity" means directly or indirectly (a) disparaging Intervoice or its affiliates, any products, services, or operations of Intervoice or its Affiliates, or any of the former, current, or future officers, directors, or employees of Intervoice or its affiliates; (b) soliciting, inducing, persuading, or enticing, or endeavoring to solicit, induce, persuade, or entice, any person who is then employed by or otherwise engaged to perform services for Intervoice or its affiliates to leave that employment or cease performing those services; (c) soliciting, inducing, persuading, or enticing, or endeavoring to solicit, induce, persuade, or entice, any person who is then a customer, supplier, or vendor of Intervoice or any of its affiliates to cease being a customer, supplier, or vendor of Intervoice or any of its affiliates or to divert all or any part of such person's or entity's business from Intervoice or any of its affiliates; or (d) associating as an employee, officer, director, agent, partner, stockholder, owner, member, representative, or consultant, with any Competitor of Intervoice or any of its affiliates.

Section 2.24 "Incentive Stock Option" means an Option that is intended to meet the requirements of section 422(b) of the Code.

Section 2.25 "Intervoice" means Intervoice, Inc., a Texas corporation, or any successor thereto.

Section 2.26 "NASDAQ" means The NASDAQ Stock Market, Inc.

Section 2.27 "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

Section 2.28 "Option" means an option to purchase shares of Common Stock granted to a Participant pursuant to Article VII. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option, as determined by the Committee.

Section 2.29 "Other Incentive Award" means an incentive award granted to a Participant pursuant to Article XII.

Section 2.30 "Outside Director" means a member of the Board who: (a) meets the independence requirements of NASDAQ, or if NASDAQ shall cease to be the principal exchange or quotation system upon which the shares of Common Stock are listed or quoted, then such exchange or quotation system as Intervoice elects to list or quote its shares of Common Stock and that the Committee designates as Intervoice's principal exchange or quotation system, (b) qualifies as an "outside director" under Section 162(m) of the Code, (c) qualifies as a "non-employee director" of Intervoice under Rule 16b-3, and (d) satisfies independence criteria under any other applicable laws or regulations relating to the issuance of shares of Common Stock to Employees.

Section 2.31 "Participant" means an Employee, Outside Director, or other individual or entity who performs services for the Company that has been granted an Award; provided, however, that no Award that may be settled in Common Stock may be issued to a Participant that is not a natural person.

Section 2.32 "Performance Award" means an Award granted to a Participant pursuant to Article XI to receive cash or Common Stock conditioned in whole or in part upon the satisfaction of specified performance criteria.

Section 2.33 "Permitted Transferee" shall have the meaning given such term in Section 15.4.

Section 2.34 "Plan" means the Intervoice, Inc. 2007 Stock Incentive Plan, as in effect from time to time.

Section 2.35 "Prior Plan" means the Intervoice, Inc. 2005 Stock Incentive Plan, which was established effective July 13, 2005, as an amendment and restatement of the Intervoice, Inc. 1998 Stock Option Plan, the Intervoice-Brite, Inc. 1999 Stock Option Plan and the Intervoice, Inc. 2003 Stock Option Plan.

Section 2.36 "Purchased Restricted Stock" shall have the meaning given such term in Section 9.2.

Section 2.37 "Restricted Period" means the period established by the Committee with respect to an Award of Restricted Stock or Restricted Stock Units during which the Award remains subject to forfeiture.

Section 2.38 "Restricted Stock" means a share of Common Stock granted to a Participant pursuant to Article IX that is subject to such terms, conditions, and restrictions as may be determined by the Committee.

Section 2.39 "Restricted Stock Unit" means a fictional share of Common Stock granted to a Participant pursuant to Article X that is subject to such terms, conditions, and restrictions as may be determined by the Committee.

Section 2.40 "Retirement" means (i) with respect to an Employee, voluntary termination of employment after attaining age 55 and completing five years of continuous employment with the Company and (ii) with respect to an Outside Director, ceasing to be an Outside Director pursuant to an election by Intervoice's shareholders or by voluntary resignation after attaining age 55 and completing five years of continuous service with the Company.

Section 2.41 "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, or any successor rule or regulation that may be in effect from time to time.

Section 2.42 "Stock Appreciation Right" or "SAR" means a right granted to a Participant pursuant to Article VIII with respect to a share of Common Stock to receive upon exercise cash, Common Stock or a combination of cash and Common Stock, equal to the appreciation in value of a share of Common Stock.

ARTICLE III. PLAN ADMINISTRATION

Section 3.1 Plan Administrator and Discretionary Authority. The Plan shall be administered by the Committee. The Committee shall have total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms. The Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the preceding sentence, the Committee shall have the exclusive right to: (a) interpret the Plan and the Award Agreements executed hereunder; (b) decide all questions concerning eligibility for, and the amount of, Awards granted under the Plan; (c) construe any ambiguous provision of the Plan or any Award Agreement; (d) prescribe the form of Award Agreements; (e) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement; (f) issue administrative guidelines as an aid to administering the Plan and make changes in such guidelines as the Committee from time to time deems proper; (g) make regulations for carrying out the Plan and make changes in such regulations as the Committee from time to time deems proper; (h) determine whether Awards should be granted singly or in combination; (i) to the extent permitted under the Plan, grant waivers of Plan terms, conditions, restrictions and limitations; (j) accelerate the exercise, vesting or payment of an Award when such action or actions would be in the best interests of the Company; (k) require Participants to hold a stated number or percentage of shares of Common Stock acquired pursuant to an Award for a stated period; and (l) take any and all other actions the Committee deems necessary or advisable for the proper operation or administration of the Plan. The Committee shall have authority in its sole discretion with respect to all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan, including without limitation its construction of the terms of the Plan and its determination of eligibility for participation in, and the terms of Awards granted under, the Plan. The decisions of the Committee and its actions with respect to the Plan shall be final, conclusive and binding on all persons having or claiming to have any right or interest in or under the Plan, including without limitation Participants and their respective Permitted Transferees, estates, beneficiaries and legal representatives. In the case of an Award intended to be eligible for the performance-based compensation exemption under section 162(m) of the Code, the Committee shall exercise its discretion consistent with qualifying the Award for such exemption. The Committee may delegate the authority to grant Awards under the Plan to a subcommittee of the Committee comprised of two or more Outside Directors.

Section 3.2 Liability; Indemnification. No member of the Committee, nor any person to whom it has delegated authority, shall be personally liable for any action, interpretation or determination made in good faith with respect to the Plan or Awards granted hereunder, and each member of the Committee (or delegatee of the Committee) shall be fully indemnified and protected by Intervoice with respect to any liability he may incur with respect to any such action, interpretation or determination, to the maximum extent permitted by applicable law.

ARTICLE IV. SHARES SUBJECT TO THE PLAN

Section 4.1 Available Shares.

(a) Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum number of shares of Common Stock that shall be available for grant of Awards under the Plan shall be (i) 1,000,000 shares of Common Stock, plus (ii) all shares of Common Stock that, as of the Effective Date, remain available for grant of awards under the Prior Plan, plus (iii) shares of Common Stock subject to outstanding awards under the Prior Plan on the Effective Date that later cease to be subject to such awards for any reason other than such awards having been exercised. If an Award granted under this Plan expires, is forfeited or becomes unexercisable for any reason without having been exercised in full, the undelivered shares of Common Stock which were subject to the Award shall, unless the Plan shall have been terminated, become available for future Awards under the Plan.

(b) The maximum number of shares of Common Stock that may be subject to all Awards granted under the Plan to any one Participant (i) during the Fiscal Year in which the Participant is first hired by the Company is 500,000 shares and (ii) during each subsequent Fiscal Year is 300,000 shares. The maximum number of shares of Common Stock that may be subject to Nonqualified Stock Options and SARs granted under the Plan to any one Participant during a Fiscal Year is 500,000. The maximum number of shares of Common Stock that may be granted as Incentive Stock Options is 1,000,000. The limitations provided in this Section 4.1(b) shall be subject to adjustment as provided in Section 4.2.

(c) Shares of Common Stock issued pursuant to the Plan may be original issue or treasury shares or a combination of the foregoing, as the Committee, in its sole discretion, shall from time to time determine. Intervoice, during the term of this Plan, will at all times reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan.

(d) Notwithstanding any provision of this Plan to the contrary, the Board or the Committee shall have the right to substitute or assume awards in connection with mergers, reorganizations, separations or other transactions to which Section 424(a) of the Code applies, provided such substitutions or assumptions are permitted by Section 424 of the Code and the regulations promulgated thereunder.

Section 4.2 Adjustments for Recapitalizations and Reorganizations.

(a) The shares with respect to which Awards may be granted under the Plan are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration or satisfaction of an Award theretofore granted, Intervoice shall effect a split, subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock in the form of Common Stock without receipt of consideration by Intervoice, the number of shares of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding shares, shall be proportionately increased, and, if applicable, the exercise price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, shall be proportionately reduced, and, if applicable, the exercise price per share shall be proportionately increased.

(b) If Intervoice recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of an Award theretofore granted the Participant shall be entitled to receive (or to purchase, if applicable) under such Award, in lieu of the number of shares of Common Stock then covered by such Award, the number and class of shares of stock or other securities to which the Participant would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the Participant had been the holder of record of the number of shares of Common Stock then covered by such Award.

(c) In the event of changes in the outstanding Common Stock by reason of a reorganization, merger, consolidation, combination, separation (including a spin-off or other distribution of stock or property), exchange, or other relevant change in capitalization occurring after the date of grant of any Award and not otherwise provided for by this Section 4.2, any outstanding Awards and any Award Agreements evidencing such Awards shall be subject to (i) adjustment by the Committee in its sole discretion as to the number, price and kind of shares or other consideration subject to, and other terms of, such Awards to reflect such changes in the outstanding Common Stock, or (ii) in the case of a Corporate Change, if approved by the Committee in its sole discretion, replacement with a comparable Award pursuant to Article XIII.

(d) In the event of any changes in the outstanding Common Stock provided for in this Section 4.2, the aggregate number of shares available for grant of Awards under the Plan may be equitably adjusted by the Committee, whose determination shall be conclusive.

Section 4.3 Adjustments for Awards. The Committee shall have sole discretion to determine the manner in which shares of Common Stock available for grant of Awards under the Plan are counted. Without limiting the discretion of the Committee under this Section, unless otherwise determined by the Committee, the following rules shall apply for the purpose of determining the number of shares of Common Stock available for grant of Awards under the Plan:

(a) Options, Restricted Stock and Stock Awards. The grant of Options, Restricted Stock and Stock Awards shall reduce the number of shares of Common Stock available for grant of Awards under the Plan by the number of shares of Common Stock subject to such an Award.

(b) SARs. The grant of SARs that may be paid or settled (i) only in Common Stock or (ii) in either cash or Common Stock shall reduce the number of shares available for grant of Awards under the Plan by the number of shares subject to such an Award; provided, however, that upon the exercise of SARs, the excess of the number of shares of Common Stock with respect to which the Award is exercised over the number of shares of Common Stock issued upon exercise of the Award shall again be available for grant of Awards under the Plan. The grant of SARs that may be paid or settled only for cash shall not affect the number of shares available for grant of Awards under the Plan.

(c) Restricted Stock Units. The grant of Restricted Stock Units (including those credited to a Participant in respect of a Dividend Unit Right) that may be paid or settled (i) only in Common Stock or (ii) in either cash or Common Stock shall reduce the number of shares available for grant of Awards under the Plan by the number of shares subject to such an Award; provided, however, that upon settlement of the Award, the excess, if any, of the number of shares of Common Stock that had been subject to such Award over the number of shares of Common Stock issued upon its settlement shall again be available for grant of Awards under the Plan. The grant of Restricted Stock Units that may be paid or settled only for cash shall not affect the number of shares available for grant of Awards under the Plan.

(d) Performance Awards and Other Incentive Awards. The grant of a Performance Award or Other Incentive Award in the form of Common Stock or that may be paid or settled (i) only in Common Stock or (ii) in either Common Stock or cash shall reduce the number of shares available for grant of Awards under the Plan by the number of shares subject to such an Award; provided, however, that upon settlement of the Award, the excess, if any, of the number of shares of Common Stock that had been subject to such Award over the number of shares of Common Stock issued upon its settlement shall again be available for grant of Awards under the Plan. The grant of a Performance Award or Other Incentive Award that may be paid or settled only for cash shall not affect the number of shares available for grant of Awards under the Plan.

(e) Cancellation, Forfeiture and Termination. If any Award referred to in subsection (a), (b), (c), or (d) of this Section (other than an Award that may be paid or settled only for cash) is canceled or forfeited, or terminates, expires or lapses, for any reason, the shares then subject to such Award shall again be available for grant of Awards under the Plan.

(f) Payment of Exercise Price and Withholding Taxes. If shares of Common Stock are used to pay the exercise price of an Award, the number of shares available for grant of Awards under the Plan shall be increased by the number of shares delivered as payment of such exercise price. If shares of Common Stock are used to pay withholding taxes payable upon exercise, vesting or payment of an Award, or shares of Common Stock that would be acquired upon exercise, vesting or payment of an Award are withheld to pay withholding taxes payable upon exercise, vesting or payment of such Award, the number of shares available for grant of Awards under the Plan shall be increased by the number of shares delivered or withheld as payment of such withholding taxes.

ARTICLE V. ELIGIBILITY

The Committee shall select Participants from those Employees, Outside Directors and other individuals or entities providing services to the Company that, in the opinion of the Committee, are in a position to make a significant contribution to the success of the

Company. Once a Participant has been selected for an Award by the Committee, the Committee shall determine the type and size of Award to be granted to the Participant and shall establish in the related Award Agreement the terms, conditions, restrictions and limitations applicable to the Award, in addition to those set forth in the Plan and the administrative guidelines and regulations, if any, established by the Committee.

ARTICLE VI. FORM OF AWARDS

Section 6.1 Form of Awards. Awards may be granted under the Plan, in the Committee's sole discretion, in the form of Options pursuant to Article VII, SARs pursuant to Article VIII, Restricted Stock pursuant to Article IX, Restricted Stock Units pursuant to Article X, Performance Awards pursuant to Article XI, and Stock Awards and Other Incentive Awards pursuant to Article XII, or a combination thereof. All Awards shall be subject to the terms, conditions, restrictions and limitations of the Plan. The Committee may, in its sole discretion, subject any Award to such other terms, conditions, restrictions and/or limitations (including without limitation the time and conditions of exercise, vesting or payment of an Award and restrictions on transferability of any shares of Common Stock issued or delivered pursuant to an Award), provided they are not inconsistent with the terms of the Plan. The Committee may, but is not required to, subject an Award to such conditions as it determines are necessary or appropriate to ensure that an Award constitutes "qualified performance based compensation" within the meaning of section 162(m) of the Code and the regulations thereunder. Awards under a particular Article of the Plan need not be uniform, and Awards under more than one Article of the Plan may be combined in a single Award Agreement. Any combination of Awards may be granted at one time and on more than one occasion to the same Participant. Subject to compliance with applicable tax law, an Award Agreement may provide that a Participant may elect to defer receipt of income attributable to the exercise or vesting of an Award.

Section 6.2 No Repricing. Except for adjustments made pursuant to Section 4.2, no Award may be repriced, replaced, regranted through cancellation or modified without stockholder approval, if the effect would be to reduce the exercise price for the shares underlying such Award; and, the Committee may not cancel an outstanding Option that is under water for the purpose of granting a replacement Award of a different type.

Section 6.3 No Reload Rights. Options shall not contain any provision entitling the Participant to an automatic grant of additional Options in connection with any exercise of the original Option.

Section 6.4 Substitution of SARs for Options. Any provision of this Plan to the contrary notwithstanding, if Intervoice is required to or elects to record as an expense in its consolidated statements of earnings the cost of Options pursuant to FAS 123R or a similar accounting requirement, the Committee shall have the sole discretion to substitute, without receiving Participants' consent, SARs settled only in stock for outstanding Options; provided, however, that the terms of the substituted SARs are the same as the terms of the Options, the number of shares underlying the SARs equals the number of shares underlying the Options and the difference between the Fair Market Value of the underlying shares and the grant price of the SARs is equivalent to the difference between the Fair Market Value of the underlying shares and the exercise price of the Options.

ARTICLE VII. OPTIONS

Section 7.1 General. Awards may be granted in the form of Options that may be Incentive Stock Options or Nonqualified Stock Options, or a combination of both; provided, however, that Incentive Stock Options may be granted only to Employees.

Section 7.2 Terms and Conditions of Options. An Option shall be exercisable in whole or in such installments and at such times as may be determined by the Committee. The price at which a share of Common Stock may be purchased upon exercise of an Option shall be determined by the Committee, but such exercise price shall not be less than 100% of the Fair Market Value per share of Common Stock on the Grant Date unless the Option is granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became Employees as a result of a merger, consolidation, acquisition, or other corporate transaction involving the Company, provided that such assumption or substitution either complies with the requirements of Section 409A of the Code or is consistent with maintaining the exempt status of the Award from the application of that section. Except as otherwise provided in Section 7.3, the term of each Option shall be as specified by the Committee; provided, however, that no Options shall be exercisable later than seven years after the Grant Date. Options may be granted with respect to Restricted Stock or shares of Common Stock that are not Restricted Stock, as determined by the Committee in its sole discretion.

Section 7.3 Restrictions Relating to Incentive Stock Options.

(a) Options granted in the form of Incentive Stock Options shall, in addition to being subject to the terms and conditions of Section 7.2, comply with section 422(b) of the Code. To the extent the aggregate Fair Market Value (determined as of the times the respective Incentive Stock Options are granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of Intervoice and its Affiliates exceeds $100,000, such excess Incentive Stock Options shall be treated as options that do not constitute Incentive Stock Options. The Committee shall determine, in accordance with the applicable provisions of the Code, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. The price at which a share of Common Stock may be purchased upon exercise of an Incentive Stock Option shall be determined by the Committee, but such exercise price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the Grant Date. No Incentive Stock Option shall be granted to an Employee under the Plan if, at the time such Option is granted, such Employee owns stock possessing more than 10% of the total combined voting power of all classes of stock of Intervoice or an Affiliate, within the meaning of section 422(b)(6) of the Code, unless (i) on the Grant Date of such Option, the exercise price of such Option is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the Grant Date of the Option.

(b) Each Participant awarded an Incentive Stock Option shall notify Intervoice in writing immediately after the date he or she makes a disqualifying disposition of any shares of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including any sale) of such Common Stock before the later of (i) two years after the Grant Date of the Incentive Stock Option or (ii) one year after the date of exercise of the Incentive Stock Option.

Section 7.4 Exercise of Options.

(a) Subject to the terms and conditions of the Plan, Options shall be exercised by the delivery of a written notice of exercise to Intervoice, setting forth the number of whole shares of Common Stock with respect to which the Option is to be exercised, accompanied by full payment for such shares.

(b) Upon exercise of an Option, the exercise price of the Option shall be payable to Intervoice in full either: (i) in cash or an equivalent acceptable to the Committee, (ii) in the sole discretion of the Committee and in accordance with any applicable administrative guidelines established by the Committee, (A) by tendering one or more previously acquired nonforfeitable, unrestricted shares of Common Stock having an aggregate Fair Market Value at the time of exercise equal to the total exercise price or (B) by surrendering a sufficient portion of the shares with respect to which the Option is exercised having an aggregate Fair Market Value at the time of exercise equal to the total exercise price, or (iii) in a combination of the forms specified in (i) or (ii) of this subsection; provided, however, that payment of the exercise price by means of tendering or surrendering shares of Common Stock shall not be permitted when the same may, in the reasonable opinion of the Committee, cause Intervoice to record a loss or expense as a result thereof.

(c) During such time as the Common Stock is registered under Section 12 of the Exchange Act, to the extent permissible under applicable law, payment of the exercise price of an Option may also be made, in the absolute discretion of the Committee, by delivery to Intervoice or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the shares with respect to which the Option is exercised and deliver the sale or margin loan proceeds directly to Intervoice to pay the exercise price and any required withholding taxes.

(d) As soon as reasonably practicable after receipt of written notification of exercise of an Option and full payment of the exercise price and any required withholding taxes, Intervoice shall (i) deliver to the Participant, in the Participant's name or the name of the Participant's designee, a stock certificate or certificates in an appropriate aggregate amount based upon the number of shares of Common Stock purchased under the Option, or (ii) cause to be issued in the Participant's name or the name of the Participant's designee, in book-entry form, an appropriate number of shares of Common Stock based upon the number of shares purchased under the Option.

Section 7.5 Termination of Employment or Service. Each Award Agreement embodying the Award of an Option shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or service with the Company. Such provisions shall be determined by the Committee in its absolute discretion, need not be uniform among all Options granted under the Plan and may reflect distinctions based on the reasons for termination of employment or service. In the event a Participant's Award Agreement embodying the award of an Option does not set forth such termination provisions, the following termination provisions shall apply with respect to such Award:

(a) Termination Other Than for Retirement, Disability, Death or Cause. If the employment or service of a Participant shall terminate for any reason other than Retirement, Disability, death or Cause, each outstanding Option held by the Participant may be exercised, to the extent then vested, until the earlier of (i) the expiration of 12 months from the date of such termination of employment or service or (ii) the expiration of the term of such Option.

(b) Termination by Reason of Retirement, Disability or Death. If the employment or service of a Participant shall terminate by reason of Retirement, Disability or death, each outstanding Option held by the Participant may be exercised, to the extent then vested, until the earlier of (i) the expiration of 18 months from the date of such termination of employment or service or (ii) the expiration of the term of such Option; provided, however, that with respect to a Participant who terminates employment or service by reason of Retirement and engages in a Harmful Activity either before or after Retirement, as determined by the Committee in its sole discretion, the 18-month period described in subsection (b)(i) shall be reduced to ten days from the date Intervoice gives notice of the Harmful Activity to the Participant.

(c) Termination for Cause. Notwithstanding subsections (a) and (b) above, if the employment or service of a Participant shall terminate for Cause, each outstanding Option held by the Participant may be exercised, to the extent then vested, until the earlier of (i) the expiration of 30 days from the date of such termination of employment or service or (ii) the expiration of the terms of such Option.

Notwithstanding the foregoing, an Option will not be treated as an Incentive Stock Option unless at all times beginning on the Grant Date and ending on the day three months (one year in the case of a Participant who is "disabled" within the meaning of Section 22(e)(3) of the Code) before the date of exercise of the Option, the Participant is an employee of Intervoice or an Affiliate (or a corporation or a parent or subsidiary corporation of such corporation issuing or assuming an option in a transaction to which Section 424(a) of the Code applies).

ARTICLE VIII. STOCK APPRECIATION RIGHTS

Section 8.1 General. The Committee may grant Awards in the form of SARs in such numbers and at such times as it shall determine. SARs shall vest and be exercisable in whole or in such installments and at such times as may be determined by the Committee. The price at which SARs may be exercised shall be determined by the Committee but shall not be less than 100% of the Fair Market Value per share of Common Stock on the Grant Date unless the SARs are granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became Employees as a result of a merger, consolidation, acquisition, or other corporate transaction involving the Company, provided that such assumption or substitution either complies with the requirements of Section 409A of the Code or is consistent with maintaining the exempt status of the Award from the application of that section. The term of each SAR shall be as specified by the Committee; provided, however, that no SARs shall be exercisable later than seven years after the Grant Date. At the time of an Award of SARs, the Committee may, in its sole discretion, prescribe additional terms, conditions, restrictions and limitations applicable to the SARs, including without limitation rules pertaining to the termination of employment or service (by reason of death, permanent and total disability, or otherwise) of a Participant prior to exercise of the SARs, as it determines are necessary or appropriate, provided they are not inconsistent with the Plan.

Section 8.2 Exercise of SARs. SARs shall be exercised by the delivery of a written notice of exercise to Intervoice, setting forth the number of whole shares of Common Stock with respect to which the Award is being exercised. Upon the exercise of SARs, the Participant shall be entitled to receive an amount equal to the excess of the aggregate Fair Market Value of the shares of Common Stock with respect to which the Award is exercised (determined as of the date of such exercise) over the aggregate exercise price of such shares. Such amount shall be payable to the Participant in cash or in shares of Common Stock, as provided in the Award Agreement.

ARTICLE IX. RESTRICTED STOCK

Section 9.1 General. Awards may be granted in the form of Restricted Stock in such numbers and at such times as the Committee shall determine. The Committee shall impose such terms, conditions and restrictions on Restricted Stock as it may deem advisable, including without limitation providing for vesting upon the achievement of specified performance goals pursuant to a Performance Award and restrictions under applicable Federal or state securities laws. A Participant shall not be required to make any payment for Restricted Stock unless required by the Committee pursuant to Section 9.2.

Section 9.2 Purchased Restricted Stock. The Committee may in its sole discretion require a Participant to pay a stipulated purchase price for each share of Restricted Stock ("Purchased Restricted Stock").

Section 9.3 Restricted Period. At the time an Award of Restricted Stock is granted, the Committee shall establish a Restricted Period applicable to such Restricted Stock. Each Award of Restricted Stock may have a different Restricted Period in the sole discretion of the Committee.

Section 9.4 Other Terms and Conditions. Restricted Stock shall constitute issued and outstanding shares of Common Stock for all corporate purposes. Restricted Stock awarded to a Participant under the Plan shall be registered in the name of the Participant or, at the option of Intervoice, in the name of a nominee of Intervoice, and shall be issued in book-entry form or represented by a stock certificate. Subject to the terms and conditions of the Award Agreement, a Participant to whom Restricted Stock has been awarded shall have the right to receive dividends thereon during the Restricted Period, to vote the Restricted Stock and to enjoy all other stockholder rights with respect thereto, except that (a) Intervoice shall retain custody of any certificates evidencing the Restricted Stock during the Restricted Period, and (b) the Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Restricted Stock during the Restricted Period. A breach of the terms and conditions established by the Committee pursuant to the Award of the Restricted Stock may result in a forfeiture of the Restricted Stock. At the time of an Award of Restricted Stock, the Committee may, in its sole discretion, prescribe additional terms, conditions, restrictions and limitations applicable to the Restricted Stock, including without limitation rules pertaining to the termination of employment or service (by reason of death, permanent and total disability, retirement or otherwise) of a Participant prior to expiration of the Restricted Period.

Section 9.5 **Miscellaneous.** Nothing in this Article shall prohibit the exchange of shares of Restricted Stock pursuant to a plan of merger or reorganization for stock or other securities of Intervoice or another corporation that is a party to the reorganization, provided that the stock or securities so received in exchange for shares of Restricted Stock shall, except as provided in Article XIII, become subject to the restrictions applicable to such Restricted Stock. Any shares of Common Stock received as a result of a stock split or stock dividend with respect to shares of Restricted Stock shall also become subject to the restrictions applicable to such Restricted Stock.

ARTICLE X. RESTRICTED STOCK UNITS

Section 10.1 **General.** Awards may be granted in the form of Restricted Stock Units in such numbers and at such times as the Committee shall determine. The Committee shall impose such terms, conditions and restrictions on Restricted Stock Units as it may deem advisable, including without limitation prescribing the period over which and the conditions upon which a Restricted Stock Unit may become vested or be forfeited, and providing for vesting upon the achievement of specified performance goals pursuant to a Performance Award. Upon the lapse of restrictions with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company one share of Common Stock or an amount of cash equal to the Fair Market Value of one share of Common Stock, as provided in the Award Agreement. A Participant shall not be required to make any payment for Restricted Stock Units.

Section 10.2 **Restricted Period.** At the time an Award of Restricted Stock Units is granted, the Committee shall establish a Restricted Period applicable to such Restricted Stock Units. Each Award of Restricted Stock Units may have a different Restricted Period in the sole discretion of the Committee.

Section 10.3 **Cash Dividend Rights and Dividend Unit Rights.** To the extent provided by the Committee in its sole discretion, a grant of Restricted Stock Units may include a tandem Cash Dividend Right or Dividend Unit Right grant. A grant of Cash Dividend Rights may provide that such Cash Dividend Rights shall be paid directly to the Participant at the time of payment of related dividend, be credited to a bookkeeping account subject to the same vesting and payment provisions as the tandem Award (with or without interest in the sole discretion of the Committee), or be subject to such other provisions or restrictions as determined by the Committee in its sole discretion. A grant of Dividend Unit Rights may provide that such Dividend Unit Rights shall be subject to the same vesting and payment provisions as the tandem Award or be subject to such other provisions and restrictions as determined by the Committee in its sole discretion.

Section 10.4 **Other Terms and Conditions.** At the time of an Award of Restricted Stock Units, the Committee may, in its sole discretion, prescribe additional terms, conditions, restrictions and limitations applicable to the Restricted Stock Units, including without limitation rules pertaining to the termination of employment or service (by reason of death, permanent and total disability, retirement or otherwise) of a Participant prior to expiration of the Restricted Period.

ARTICLE XI. PERFORMANCE AWARDS

Section 11.1 **General.** Awards may be granted in the form of Performance Awards that may be payable in the form of cash, shares of Common Stock, or a combination of both, in such amounts and at such times as the Committee shall determine. Performance Awards shall be conditioned upon the level of achievement of one or more stated performance goals over a specified performance period that shall not be shorter than one year. Performance Awards may be combined with other Awards to impose performance criteria as part of the terms of such other Awards.

Section 11.2 **Terms and Conditions.** Each Award Agreement embodying a Performance Award shall set forth (a) the amount, including a target and maximum amount if applicable, a Participant may earn in the form of cash or shares of Common Stock or a formula for determining such amount, (b) the performance criteria and level of achievement versus such criteria that shall determine the amount payable or number of shares of Common Stock to be granted, issued, retained and/or vested, (c) the performance period over which performance is to be measured, (d) the timing of any payments to be made, (e) restrictions on the transferability of the Award, and (f) such other terms and conditions as the Committee may determine that are not inconsistent with the Plan.

Section 11.3 **Code Section 162(m) Requirements.** The Committee shall determine in its sole discretion whether all or any portion of a Performance Award shall be intended to satisfy the requirements for "performance-based compensation" under section 162(m) of the Code (the "162(m) Requirements"). The performance criteria for any Performance Award that is intended to satisfy the 162(m) Requirements shall be established in writing by the Committee based on one or more performance goals as set forth in Section 11.4 not later than 90 days after commencement of the performance period with respect to such Award, provided that the outcome of the performance in respect of the goals remains substantially uncertain as of such time. The maximum amount that may be paid in cash pursuant to Performance Awards granted to a Participant with respect to a Fiscal Year that are intended to satisfy the 162(m) Requirements is $2,000,000; provided, however, that such maximum amount with respect to a Performance Award that provides for a performance period longer than one Fiscal Year shall be the foregoing limit multiplied by the number of full Fiscal Years in the performance period. At the time of the grant of a Performance Award and to the extent permitted under Code section 162(m) and regulations thereunder for a Performance Award intended to satisfy the 162(m) Requirements, the Committee may provide for the manner in which the performance goals will be measured in light of specified corporate transactions, extraordinary events, accounting changes and other similar occurrences.

Section 11.4 **Performance Goals.** The performance measure(s) to be used for purposes of Performance Awards may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit of the Company in which the Participant is employed or with respect to which the Participant performs services, and may consist of one or more or any combination of the following criteria: (a) earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis), (b) return on equity, (c) return on assets or net assets, (d) return on capital or invested capital and other related financial measures, (e) cash flow, (f) revenues, (g) income or operating income, (h) expenses or expense levels, (i) one or more operating ratios, (j) stock price, (k) total shareholder return, (l) market share, (m) operating profit, (n) profit margin, (o) cash flow, (p) capital expenditures, (q) net borrowing, debt leverage levels, credit quality or debt ratings, (r) the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions, (s) net asset value per share, (t) economic value added and (u) individual business objectives. The performance goals based on these performance measures may be made relative to the performance of other business entities.

Section 11.5 **Certification and Negative Discretion.** Prior to the payment of any compensation pursuant to a Performance Award that is intended to satisfy the 162(m) Requirements, the Committee shall certify the extent to which the performance goals and other material terms of the Award have been achieved or satisfied. The Committee in its sole discretion shall have the authority to reduce, but not to increase, the amount payable and the number of shares to be granted, issued, retained or vested pursuant to a Performance Award.

ARTICLE XII. OTHER INCENTIVE AWARDS

Section 12.1 **Stock Awards.** Stock Awards may be granted to Participants upon such terms and conditions as the Committee may determine. Shares of Common Stock issued pursuant to Stock Awards may be issued for cash consideration or for no cash consideration. The Committee shall determine the number of shares of Common Stock to be issued pursuant to a Stock Award.

Section 12.2 **Other Incentive Awards.** Other Incentive Awards may be granted in such amounts, upon such terms and at such times as the Committee shall determine. Other Incentive Awards may be granted based upon, payable in or otherwise related to, in whole or in part, shares of Common Stock if the Committee, in its sole discretion, determines that such Other Incentive Awards are consistent with the purposes of the Plan. Each grant of an Other Incentive Award shall be evidenced by an Award Agreement that shall specify the amount of the Other Incentive Award and the terms, conditions, restrictions and limitations applicable to such Award. Payment of Other Incentive Awards shall be made at such times and in such form, which may be cash, shares of Common Stock or other property (or a combination thereof), as established by the Committee, subject to the terms of the Plan.

ARTICLE XIII. CORPORATE CHANGE

Section 13.1 **Vesting of Awards.** Except as provided otherwise below in this Article or in an Award Agreement at the time an Award is granted, notwithstanding anything to the contrary in this Plan, if a Participant's employment or service with the Company is involuntarily terminated other than for Cause or if a Participant voluntarily terminates employment or service for Good Reason, in either case within the period beginning 90 days prior to and ending one year following a Corporate Change of Intervoice, any time periods, conditions or contingencies relating to the exercise or realization of, or lapse of restrictions under, any Award shall be automatically accelerated or waived so that:

(b) Except as otherwise provided in this Section, no Award shall be subject to execution, attachment or similar process, and no Award may be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of, other than by will or pursuant to the applicable laws of descent and distribution. Any attempted sale, transfer, pledge, exchange, hypothecation or other disposition of an Award not specifically permitted by the Plan or the Award Agreement shall be null and void and without effect.

(c) If provided in the Award Agreement, Nonqualified Stock Options may be transferred by a Participant to a Permitted Transferee. For purposes of the Plan, "Permitted Transferee" means (i) a member of a Participant's immediate family, (ii) any person sharing the Participant's household (other than a tenant or employee of the Participant), (iii) trusts in which a person listed in (i) or (ii) above has more than 50% of the beneficial interest, (iv) a foundation in which the Participant or a person listed in (i) or (ii) above controls the management of assets, (v) any other entity in which the Participant or a person listed in (i) or (ii) above owns more than 50% of the voting interests, provided that in the case of the preceding clauses (i) through (v), no consideration is provided for the transfer, and (vi) any transferee permitted under applicable securities and tax laws as determined by counsel to Intervoice. In determining whether a person is a "Permitted Transferee," immediate family members shall include a Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

(d) Incident to a Participant's divorce, the Participant may request that Intervoice agree to observe the terms of a domestic relations order which may or may not be part of a qualified domestic relations order (as defined in Code Section 414(p)) with respect to all or a part of one or more Awards made to the Participant under the Plan to the Participant's alternate payee. Intervoice's decision regarding such a request shall be made by the Committee, in its sole and absolute discretion, based upon the best interests of Intervoice. The Committee's decision need not be uniform among Participants. As a condition of participation, a Participant agrees to hold Intervoice harmless from any claim that may arise out of Intervoice's observance of the terms of any such domestic relations order.

Section 15.5 <u>**Withholding Taxes**</u>. The Company shall be entitled to deduct from any payment made under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment, may require the Participant to pay to the Company such withholding taxes prior to and as a condition of the making of any payment or the issuance or delivery of any shares of Common Stock under the Plan, and shall be entitled to deduct from any other compensation payable to the Participant any withholding obligations with respect to Awards. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required by law to be withheld from or with respect to an Award by (a) withholding shares of Common Stock from any payment of Common Stock due as a result of such Award, or (b) permitting the Participant to deliver to the Company previously acquired shares of Common Stock, in each case having an aggregate Fair Market Value equal to the amount of such required withholding taxes. No payment shall be made and no shares of Common Stock shall be issued pursuant to any Award unless and until the applicable tax withholding obligations have been satisfied.

Section 15.6 <u>**No Fractional Shares**</u>. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award granted hereunder, provided that the Committee in its sole discretion may round fractional shares down to the nearest whole share or settle fractional shares in cash.

Section 15.7 <u>**Notices**</u>. All notices required or permitted to be given or made under the Plan or pursuant to any Award Agreement (unless provided otherwise in such Award Agreement) shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) transmitted by first class registered or certified United States mail, postage prepaid, return receipt requested, (c) sent by prepaid overnight courier service, or (d) sent by telecopy or facsimile transmission, with confirmation receipt, to the person who is to receive it at the address that such person has theretofore specified by written notice delivered in accordance herewith. Such notices shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended recipient, (ii) if mailed, upon the earlier of five days after deposit in the mail or the date of delivery as shown by the return receipt therefor, or (iii) if sent by telecopy or facsimile transmission, when the answer back is received. Intervoice or a Participant may change, at any time and from time to time, by written notice to the other, the address that it or such Participant had theretofore specified for receiving notices. Until such address is changed in accordance herewith, notices hereunder or under an Award Agreement shall be delivered or sent (A) to a Participant at his address as set forth in the records of the Company or (B) to Intervoice at the principal executive offices of Intervoice clearly marked "Attention: General Counsel."

Section 15.8 <u>**Compliance with Law and Stock Exchange or Association Requirements**</u>. In addition, it is the intent of Intervoice that Options designated as Incentive Stock Options comply with the applicable provisions of Section 422 of the Code, and that Awards intended to constitute "qualified performance-based awards" comply with the applicable provisions of Section 162(m) of the Code, and that any deferral of the receipt of the payment of cash or the delivery of shares of Common Stock that the Committee may permit or require, and any Award granted that is subject to Section 409A of the Code, comply with the requirements of Section over which performance is to be measured, (d) the timing of any payments to be made, (e) restrictions on the transferability of the Award, and (f) such other terms and conditions as the Committee may determine that are not inconsistent with the Plan.

Section 11.3 <u>**Code Section 162(m) Requirements**</u>. The Committee shall determine in its sole discretion whether all or any portion of a Performance Award shall be intended to satisfy the requirements for "performance-based compensation" under section 162(m) of the Code (the "162(m) Requirements"). The performance criteria for any Performance Award that is intended to satisfy the 162(m) Requirements shall be established in writing by the Committee based on one or more performance goals as set forth in Section 11.4 not later than 90 days after commencement of the performance period with respect to such Award, provided that the outcome of the performance in respect of the goals remains substantially uncertain as of such time. The maximum amount that may be paid in cash pursuant to Performance Awards granted to a Participant with respect to a Fiscal Year that are intended to satisfy the 162(m) Requirements is $2,000,000; provided, however, that such maximum amount with respect to a Performance Award that provides for a performance period longer than one Fiscal Year shall be the foregoing limit multiplied by the number of full Fiscal Years in the performance period. At the time of the grant of a Performance Award and to the extent permitted under Code section 162(m) and regulations thereunder for a Performance Award intended to satisfy the 162(m) Requirements, the Committee may provide for the manner in which the performance goals will be measured in light of specified corporate transactions, extraordinary events, accounting changes and other similar occurrences.

Section 11.4 <u>**Performance Goals**</u>. The performance measure(s) to be used for purposes of Performance Awards may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit of the Company in which the Participant is employed or with respect to which the Participant performs services, and may consist of one or more or any combination of the following criteria: (a) earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis), (b) return on equity, (c) return on assets or net assets, (d) return on capital or invested capital and other related financial measures, (e) cash flow, (f) revenues, (g) income or operating income, (h) expenses or expense levels, (i) one or more operating ratios, (j) stock price, (k) total shareholder return, (l) market share, (m) operating profit, (n) profit margin, (o) cash flow, (p) capital expenditures, (q) net borrowing, debt leverage levels, credit quality or debt ratings, (r) the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions, (s) net asset value per share, (t) economic value added and (u) individual business objectives. The performance goals based on these performance measures may be made relative to the performance of other business entities.

Section 11.5 <u>**Certification and Negative Discretion**</u>. Prior to the payment of any compensation pursuant to a Performance Award that is intended to satisfy the 162(m) Requirements, the Committee shall certify the extent to which the performance goals and other material terms of the Award have been achieved or satisfied. The Committee in its sole discretion shall have the authority to reduce, but not to increase, the amount payable and the number of shares to be granted, issued, retained or vested pursuant to a Performance Award.

ARTICLE XII. OTHER INCENTIVE AWARDS

Section 12.1 <u>**Stock Awards**</u>. Stock Awards may be granted to Participants upon such terms and conditions as the Committee may determine. Shares of Common Stock issued pursuant to Stock Awards may be issued for cash consideration or for no cash consideration. The Committee shall determine the number of shares of Common Stock to be issued pursuant to a Stock Award.

Section 12.2 <u>**Other Incentive Awards**</u>. Other Incentive Awards may be granted in such amounts, upon such terms and at such times as the Committee shall determine. Other Incentive Awards may be granted based upon, payable in or otherwise related to, in whole or in part, shares of Common Stock if the Committee, in its sole discretion, determines that such Other Incentive Awards are consistent with the purposes of the Plan. Each grant of an Other Incentive Award shall be evidenced by an Award Agreement that shall specify the amount of the Other Incentive Award and the terms, conditions, restrictions and limitations applicable to such Award. Payment of Other Incentive Awards shall be made at such times and in such form, which may be cash, shares of Common Stock or other property (or a combination thereof), as established by the Committee, subject to the terms of the Plan.

ARTICLE XIII. CORPORATE CHANGE

Section 13.1 <u>**Vesting of Awards**</u>. Except as provided otherwise below in this Article or in an Award Agreement at the time an Award is granted, notwithstanding anything to the contrary in this Plan, if a Participant's employment or service with the Company is involuntarily terminated other than for Cause or if a Participant voluntarily terminates employment or service for Good Reason, in either case within the period beginning 90 days prior to and ending one year following a Corporate Change of Intervoice, any time periods, conditions or contingencies relating to the exercise or realization of, or lapse of restrictions under, any Award shall be automatically accelerated or waived so that:

(a) if no exercise of the Award is required, the Award may be realized in full at the time of the occurrence of the Participant's termination of employment or service; or

(b) if exercise of the Award is required, the Award may be exercised in full commencing on the date of the Participant's termination of employment or service.

Notwithstanding the foregoing, with respect to any Award that consists of deferred compensation within the meaning of Section 409A of the Code, delivery of payment with respect to such Award to a Participant who is a "specified employee" (as defined in Code Section 409A and the regulations thereunder) as of the date of his or her "separation from service" (as defined in Code Section 409A and the regulations thereunder) shall be delayed for a period of six months after the Participant's separation from service (or, if earlier than the end of the six-month period, the date of death of the Participant). In the event all outstanding Awards are replaced in connection with a Corporate Change by comparable types of awards of at least substantially equivalent value, as determined by the Committee in its sole discretion, such replacement awards shall provide for automatic acceleration or waiver as provided above in the event of a Participant's involuntary termination of employment or service with the Company other than for Cause or voluntary termination of employment or service for Good Reason, as applicable.

Section 13.2 Cancellation of Awards. Notwithstanding the foregoing, on or prior to the date of a Corporate Change, the Committee may take any of the following actions with respect to any or all outstanding Awards, without the consent of any Participant: (a) the Committee may require that Participants surrender their outstanding Options and SARs in exchange for payment by the Company, in cash, Common Stock, the securities of another company, or a combination thereof, as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the shares of Common Stock subject to the Participant's unexercised Options and SARs exceeds the exercise price or grant price, and (b) with respect to Participants holding Restricted Stock, Restricted Stock Units, Performance Awards or Other Incentive Awards, and related Cash Dividend Rights and Dividend Unit Rights (if applicable), the Committee may determine that such Participants shall receive payment in settlement of such Awards (and dividend rights), in an amount equivalent to the value of such Awards (and dividend rights) at the time of such settlement. Such surrender or settlement shall take place as of the date of the Corporate Change or such other date as the Committee may specify. Notwithstanding the foregoing, with respect to any Award that consists of deferred compensation within the meaning of Section 409A of the Code, in the event of a Corporate Change that does not satisfy the requirements for a change in the ownership or effective control of Intervoice or a change in the ownership of a substantial portion of the assets of Intervoice within the meaning of Section 409A of the Code and Treasury guidance and regulations thereunder, then delivery of payment with respect to such Award as provided herein shall be made upon the earliest of the Participant's (i) "separation from service" (within the meaning of Code Section 409A and the regulations thereunder), (ii) the Disability, (iii) death or (iv) a Corporate Change that does satisfy the requirements for a change in the ownership or effective control of Intervoice or a change in the ownership of a substantial portion of the assets of Intervoice within the meaning of Section 409A of the Code and Treasury guidance and regulations thereunder; provided, however, that delivery of payment upon separation from service to a Participant who is a "specified employee" (as defined in Code Section 409A and the regulations thereunder) as of the date of his or her separation from service shall be delayed for a period of six months after the Participant's separation from service (or, if earlier than the end of the six-month period, the date of death of the Participant).

ARTICLE XIV. AMENDMENT AND TERMINATION

Section 14.1 Plan Amendment and Termination. The Board may at any time suspend, terminate, amend or modify the Plan, in whole or in part; provided, however, that no amendment or modification of the Plan shall become effective without the approval of such amendment or modification by the holders of at least a majority of the shares of Common Stock if (a) such amendment or modification increases the maximum number of shares subject to the Plan (except as provided in Article IV) or changes the designation or class of persons eligible to receive Awards under the Plan, or (b) counsel for Intervoice determines that such approval is otherwise required by or necessary to comply with applicable law or the listing requirements of NASDAQ or such other exchange or association on which the Common Stock is then listed or quoted. An amendment to the Plan shall not require stockholder approval if it is made to conform the Plan to statutory or regulatory requirements, such as, without limitation, changes to Section 409A of the Code, or regulations issued thereunder. Upon termination of the Plan, the terms and provisions of the Plan shall, notwithstanding such termination, continue to apply to Awards granted prior to such termination. Except as otherwise provided herein, no suspension, termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the consent of the Participant (or the Permitted Transferee) holding such Award.

Section 14.2 Award Amendment and Cancellation. The Committee may amend the terms of any outstanding Award granted pursuant to the Plan, but except as otherwise provided herein, no such amendment shall adversely affect in any material way the Participant's (or a Permitted Transferee's) rights under an outstanding Award without the consent of the Participant (or the Permitted Transferee) holding such Award.

Section 14.3 **Performance-Based Compensation**. In the case of an outstanding Award intended to be eligible for the performance-based compensation exemption under section 162(m) of the Code, the Committee shall not, without the approval of the holders of at least a majority of the shares of Common Stock, amend the Plan or the Award in a manner that would adversely affect the Award's continued eligibility for the performance-based compensation exemption under section 162(m) of the Code.

ARTICLE XV. MISCELLANEOUS

Section 15.1 Award Agreements. After the Committee grants an Award under the Plan to a Participant, Intervoice and the Participant shall enter into an Award Agreement setting forth the terms, conditions, restrictions and limitations applicable to the Award and such other matters as the Committee may determine to be appropriate. The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be due to the Participant in connection with any Award; provided, however, that any permitted deferrals shall be structured to meet the requirements of Section 409A of the Code and regulations thereunder. The terms and provisions of the respective Award Agreements need not be identical. All Award Agreements shall be subject to the provisions of the Plan, and in the event of any conflict between an Award Agreement and the Plan, the terms of the Plan shall govern. All Awards under the Plan are intended to be structured in a manner that will either comply with or be exempt from Section 409A of the Code.

Section 15.2 Listing; Suspension.

(a) As long as the Common Stock is listed on a national securities exchange or system sponsored by a national securities association, the issuance of any shares of Common Stock pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. Intervoice shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option or other Award with respect to such shares shall be suspended until such listing has been effected.

(b) If at any time counsel to Intervoice or its Affiliates shall be of the opinion that any sale or delivery of shares of Common Stock pursuant to an Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on Intervoice or its Affiliates under the laws of any applicable jurisdiction, Intervoice or its Affiliates shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act of 1933, as amended, or otherwise, with respect to shares of Common Stock or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of such counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on Intervoice or its Affiliates.

(c) Upon termination of any period of suspension under this Section, any Award affected by such suspension that shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares that would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award unless otherwise determined by the Committee in its sole discretion.

Section 15.3 Additional Conditions. Notwithstanding anything in the Plan to the contrary: (a) the Committee may, if it shall determine it necessary or desirable in its sole discretion, at the time of grant of any Award or the issuance of any shares of Common Stock pursuant to any Award, require the recipient of the Award or such shares of Common Stock, as a condition to the receipt thereof, to deliver to Intervoice a written representation of present intention to acquire the Award or such shares of Common Stock for his own account for investment and not for distribution, (b) the certificate for shares of Common Stock issued to a Participant may include any legend that the Committee deems appropriate to reflect any restrictions on transfer, and (c) all certificates for shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or association upon which the Common Stock is then listed or quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

Section 15.4 Transferability.

(a) All Awards granted to a Participant shall be exercisable during his lifetime only by such Participant, or if applicable, a Permitted Transferee as provided in subsection (c) of this Section; provided, however, that in the event of a Participant's legal incapacity, an Award may be exercised by his guardian or legal representative. When a Participant dies, the personal representative, beneficiary, or other person entitled to succeed to the rights of the Participant may acquire the rights under an Award. Any such successor must furnish proof satisfactory to Intervoice of the successor's entitlement to receive the rights under an Award under the Participant's will or under the applicable laws of descent and distribution.

(b) Except as otherwise provided in this Section, no Award shall be subject to execution, attachment or similar process, and no Award may be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of, other than by will or pursuant to the applicable laws of descent and distribution. Any attempted sale, transfer, pledge, exchange, hypothecation or other disposition of an Award not specifically permitted by the Plan or the Award Agreement shall be null and void and without effect.

(c) If provided in the Award Agreement, Nonqualified Stock Options may be transferred by a Participant to a Permitted Transferee. For purposes of the Plan, "Permitted Transferee" means (i) a member of a Participant's immediate family, (ii) any person sharing the Participant's household (other than a tenant or employee of the Participant), (iii) trusts in which a person listed in (i) or (ii) above has more than 50% of the beneficial interest, (iv) a foundation in which the Participant or a person listed in (i) or (ii) above controls the management of assets, (v) any other entity in which the Participant or a person listed in (i) or (ii) above owns more than 50% of the voting interests, provided that in the case of the preceding clauses (i) through (v), no consideration is provided for the transfer, and (vi) any transferee permitted under applicable securities and tax laws as determined by counsel to Intervoice. In determining whether a person is a "Permitted Transferee," immediate family members shall include a Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

(d) Incident to a Participant's divorce, the Participant may request that Intervoice agree to observe the terms of a domestic relations order which may or may not be part of a qualified domestic relations order (as defined in Code Section 414(p)) with respect to all or a part of one or more Awards made to the Participant under the Plan to the Participant's alternate payee. Intervoice's decision regarding such a request shall be made by the Committee, in its sole and absolute discretion, based upon the best interests of Intervoice. The Committee's decision need not be uniform among Participants. As a condition of participation, a Participant agrees to hold Intervoice harmless from any claim that may arise out of Intervoice's observance of the terms of any such domestic relations order.

Section 15.5 __Withholding Taxes__. The Company shall be entitled to deduct from any payment made under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment, may require the Participant to pay to the Company such withholding taxes prior to and as a condition of the making of any payment or the issuance or delivery of any shares of Common Stock under the Plan, and shall be entitled to deduct from any other compensation payable to the Participant any withholding obligations with respect to Awards. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required by law to be withheld from or with respect to an Award by (a) withholding shares of Common Stock from any payment of Common Stock due as a result of such Award, or (b) permitting the Participant to deliver to the Company previously acquired shares of Common Stock, in each case having an aggregate Fair Market Value equal to the amount of such required withholding taxes. No payment shall be made and no shares of Common Stock shall be issued pursuant to any Award unless and until the applicable tax withholding obligations have been satisfied.

Section 15.6 __No Fractional Shares__. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award granted hereunder, provided that the Committee in its sole discretion may round fractional shares down to the nearest whole share or settle fractional shares in cash.

Section 15.7 __Notices__. All notices required or permitted to be given or made under the Plan or pursuant to any Award Agreement (unless provided otherwise in such Award Agreement) shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) transmitted by first class registered or certified United States mail, postage prepaid, return receipt requested, (c) sent by prepaid overnight courier service, or (d) sent by telecopy or facsimile transmission, with confirmation receipt, to the person who is to receive it at the address that such person has theretofore specified by written notice delivered in accordance herewith. Such notices shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended recipient, (ii) if mailed, upon the earlier of five days after deposit in the mail or the date of delivery as shown by the return receipt therefor, or (iii) if sent by telecopy or facsimile transmission, when the answer back is received. Intervoice or a Participant may change, at any time and from time to time, by written notice to the other, the address that it or such Participant had theretofore specified for receiving notices. Until such address is changed in accordance herewith, notices hereunder or under an Award Agreement shall be delivered or sent (A) to a Participant at his address as set forth in the records of the Company or (B) to Intervoice at the principal executive offices of Intervoice clearly marked "Attention: General Counsel."

Section 15.8 __Compliance with Law and Stock Exchange or Association Requirements__. In addition, it is the intent of Intervoice that Options designated as Incentive Stock Options comply with the applicable provisions of Section 422 of the Code, and that Awards intended to constitute "qualified performance-based awards" comply with the applicable provisions of Section 162(m) of the Code, and that any deferral of the receipt of the payment of cash or the delivery of shares of Common Stock that the Committee may permit or require, and any Award granted that is subject to Section 409A of the Code, comply with the requirements of Section

409A of the Code and regulations thereunder. To the extent that any legal requirement of Section 16 of the Exchange Act or Sections 422, 162(m) or 409A of the Code (or related regulations) as set forth in the Plan ceases to be required under Section 16 of the Exchange Act or Sections 422, 162(m) or 409A of the Code, as applicable, that Plan provision shall cease to apply. Any provision of this Plan to the contrary notwithstanding, the Committee may revoke any Award if it is contrary to law, governmental regulation, or stock exchange or association requirements or modify an Award to bring it into compliance with any government regulation or stock exchange or association requirements. The Committee may agree to limit its authority under this Section.

Section 15.9 Binding Effect. The obligations of Intervoice under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of Intervoice, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of Intervoice. The terms and conditions of the Plan shall be binding upon each Participant and his Permitted Transferees, heirs, legatees, distributees and legal representatives.

Section 15.10 Severability. If any provision of the Plan or any Award Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan or such agreement, as the case may be, but such provision shall be fully severable and the Plan or such agreement, as the case may be, shall be construed and enforced as if the illegal or invalid provision had never been included herein or therein.

Section 15.11 No Restriction of Corporate Action. Nothing contained in the Plan shall be construed to prevent Intervoice or any Affiliate from taking any corporate action (including any corporate action to suspend, terminate, amend or modify the Plan) that is deemed by Intervoice or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Awards made or to be made under the Plan. No Participant or other person shall have any claim against Intervoice or any Affiliate as a result of such action.

Section 15.12 Governing Law. The Plan shall be governed by and construed in accordance with the internal laws (and not the principles relating to conflicts of laws) of the State of Texas except as superseded by applicable federal law.

Section 15.13 No Right, Title or Interest in Company Assets. No Participant shall have any rights as a stockholder of Intervoice as a result of participation in the Plan until the date of issuance of Common Stock in his name and, in the case of Restricted Stock, unless and until such rights are granted to the Participant pursuant to the Plan. To the extent any person acquires a right to receive payments from the Company under the Plan, such rights shall be no greater than the rights of an unsecured general creditor of the Company, and such person shall not have any rights in or against any specific assets of the Company. All Awards shall be unfunded.

Section 15.14 Risk of Participation. Nothing contained in the Plan shall be construed either as a guarantee by Intervoice or its Affiliates, or their respective stockholders, directors, officers or employees, of the value of any assets of the Plan or as an agreement by Intervoice or its Affiliates, or their respective stockholders, directors, officers or employees, to indemnify anyone for any losses, damages, costs or expenses resulting from participation in the Plan.

Section 15.15 No Guarantee of Tax Consequences. No person connected with the Plan in any capacity, including without limitation Intervoice and its Affiliates and their respective directors, officers, agents and employees, makes any representation, commitment or guarantee that any tax treatment, including without limitation federal, state and local income, estate and gift tax treatment, will be applicable with respect to any Awards or payments thereunder made to or for the benefit of a Participant under the Plan or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

Section 15.16 Continued Employment or Service. Nothing contained in the Plan or in any Award Agreement shall confer upon any Participant the right to continue in the employ or service of the Company, or interfere in any way with the rights of the Company to terminate a Participant's employment or service at any time, with or without cause. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of employment or service for any reason, even if the termination is in violation of an obligation of Intervoice or an Affiliate to the Participant.

Section 15.17 Miscellaneous. Headings are given to the articles and sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction of the Plan or any provisions hereof. The use of the masculine gender shall also include within its meaning the feminine. Wherever the context of the Plan dictates, the use of the singular shall also include within its meaning the plural, and vice versa.

IN WITNESS WHEREOF, this 2007 Stock Incentive Plan has been executed as of the Effective Date.

INTERVOICE, INC.

By: ______________________________

Name: ______________________________

Title: ______________________________

company information

Executive Officers

Robert E. Ritchey
President and Chief Executive Officer

James A. Milton
EVP and Chief Operating Officer

Craig E. Holmes
EVP and Chief Financial Officer

Dean C. Howell
SVP and General Counsel

Kenneth A. Goldberg
SVP, Marketing, Alliances, and Corporate Development

Michael J. Polcyn
SVP, Engineering and Chief Technology Officer

H. Don Brown SPHR
SVP, Human Resources and Real Estate

Frank Sherlock
SVP and Managing Director, International Operations and Sales

Board of Directors

Gerald F. Montry
Chairman of The Board

Joseph J. Pietropaolo
Outside Director

George C. Platt
Outside Director

Jack P. Reily
Outside Director

Don B. Reed
Outside Director

Saj-nicole A. Joni, Ph.D
Outside Director

Robert E. Ritchey
Inside Director

Investor Information

Transfer Agent
Computershare Trust Company N.A.
350 Indiana Street, Suite 800
Golden, CO 80401

Stock Exchange Listing
Intervoice's Common Stock Trades on the NASDAQ Global Select Market under the symbol INTV

Investor Relations
Hala Elsherbini
Vice President
Halliburton Investor Relations
972-458-8000

Independent Auditors
Ernst & Young
2121 San Jacinto Suite 500
Dallas, TX 75201

World Headquarters
Intervoice, Inc.
17811 Waterview Parkway
Dallas, TX 75252
(US) 800 700 0122
(International) +1 972 454 8000

International Headquarters
Intervoice Limited
50 Park Road
Gatley, Cheshire UK
SK8 4HZ
+44 (0) 161 495 1000

Offices worldwide, including Mountain View, Orlando, Brazil, Dubai, South Africa, Singapore, Ireland, Germany, The Netherlands and Switzerland.

END

intervoice

www.intervoice.com